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Exhibit 99.1

1400 Seaport Boulevard
Redwood City, CA 94063

December 8, 2008

Dear PDL BioPharma Stockholder:

        On April 10, 2008, we announced a plan to spin off our biotechnology business (the "Biotechnology Business") into a separate publicly traded U.S. company, which was recently named Facet Biotech Corporation ("Facet Biotech"). PDL BioPharma, Inc. ("PDL") will continue to own the antibody humanization royalty patents and operate the related business (the "Royalty Business").

        We expect to complete this spin-off on December 18, 2008. We will accomplish the spin-off through a pro rata dividend of the common stock of Facet Biotech to PDL's stockholders. At the time of the spin-off, you will receive one share of Facet Biotech common stock for every five shares of PDL common stock that you hold at 5:00 p.m., Eastern Time, on December 3, 2008, the record date for this dividend. However, if you sell your shares of PDL common stock prior to the ex-dividend date you also will be selling your right to receive shares of Facet Biotech common stock. We will not issue any fractional shares of Facet Biotech, so if you otherwise would have been entitled to a fractional share of Facet Biotech in the spin-off, you would receive the net cash value of such fractional share instead. Facet Biotech is listed on the Nasdaq Global Market and will trade under the symbol "FACT". Shares of PDL will continue to be listed on the Nasdaq Global Select Market when the spin-off is completed and will trade under the symbol "PDLI".

        You will not need to take any action to receive Facet Biotech shares and you will not be required to pay anything for the new Facet Biotech shares or surrender any of your PDL shares. The distribution of Facet Biotech shares will not qualify for tax-free treatment, and thus your receipt of all or a portion of the Facet Biotech shares may be taxable to you as a dividend. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including the applicability and effect of any U.S. federal, state, local and non-U.S. tax laws.

        Our Board of Directors has determined that a strategic separation of our two businesses is in the best interests of our stockholders. We anticipate that, by separating the businesses, each will be able to better focus on its distinct type of business. We believe that the separation of our Biotechnology Business from our Royalty Business will enhance value for stockholders and allow stockholders to realize the value of each company fully and independently. Additionally, we also believe that the separation of the two businesses will simplify the profile of each company, allowing investors to more easily evaluate each company.

        Enclosed please find an Information Statement that describes the spin-off and the business of Facet Biotech, which we are providing to all PDL stockholders in accordance with U.S. law. The Information Statement describes in detail the distribution of Facet Biotech common stock to holders of PDL common stock and contains important business and financial information about Facet Biotech. We encourage you to read this information carefully. Please note that stockholder approval is not required for this spin-off, so we are not asking you for a proxy.

        If you have any questions regarding the spin-off, please contact our investor relations department by calling 650-454-1508 or sending a letter to: Investor Relations, PDL BioPharma, Inc., 1400 Seaport Boulevard, Redwood City, CA 94603.

Sincerely,
/s/ ANDREW GUGGENHIME Andrew Guggenhime Senior Vice President and Chief Financial Officer PDL BioPharma, Inc.

This Information Statement is first being mailed to stockholders on or about December 8, 2008. This Information Statement is furnished for informational purposes only.

1400 Seaport Boulevard
Redwood City, CA 94063

December 8, 2008

Dear Future Facet Biotech Corporation Stockholder:

        It is my great pleasure to welcome you as a stockholder of Facet Biotech Corporation ("Facet Biotech") and introduce you to our company. We are a biotechnology company that designs and develops antibody therapeutics for the treatment of oncology and immunologic diseases that improve upon existing therapies.

        Antibodies for a wide range of indications have become an accepted and proven therapeutic modality, as evidenced by the numerous antibody therapeutics that are currently on the market, yet there remain many opportunities to create new as well as improved antibodies. We intend to build on our years of experience in antibody engineering and design to discover and develop antibodies that improve upon or offer advantages over current treatment options. In addition to strong antibody-focused research and discovery capabilities, we currently have four investigational compounds in clinical development for oncology and immunologic diseases.

        As you know, the Board of Directors of our parent company, PDL BioPharma, Inc., has approved a plan to spin off Facet Biotech into a separate publicly traded company. We expect to complete the spin-off on December 18, 2008. Our common stock is listed on the Nasdaq Global Market and will trade under the symbol "FACT".

        With our promising clinical pipeline, antibody engineering capabilities, experienced management team and strong balance sheet, we believe that we will begin our future as an independent public company from a position of considerable strength. This spin-off should enable us to operate our business with even greater focus and agility. As a Facet Biotech stockholder, you can share in our progress as we strive to continue strengthening and growing our business. I invite you to learn more about Facet Biotech and our opportunity as a soon-to-be independent publicly traded company by reading the attached Information Statement.

Sincerely,
/s/ FAHEEM HASNAIN Faheem Hasnain President and Chief Executive Officer Facet Biotech Corporation

The date of this Information Statement is December 8, 2008

Information Statement

Facet Biotech Corporation Common Stock
(par value $0.01 per share)

        We are furnishing this Information Statement to the stockholders of PDL BioPharma, Inc., or PDL, in connection with PDL's distribution to holders of its common stock of all outstanding shares of common stock of Facet Biotech Corporation, or Facet Biotech. At this time, Facet Biotech is a wholly-owned subsidiary of PDL. After the spin-off is completed, Facet Biotech will be a separate publicly traded company and will own and operate the biotechnology business (the "Biotechnology Business") currently owned and operated by PDL. PDL will continue to own its antibody humanization royalty patents and operate the business related to those patents (the "Royalty Business").

        If you are a holder of record of PDL common stock at 5:00 p.m., Eastern Time, on December 3, 2008, which is the record date for the distribution, you will be entitled to receive one share of our common stock for every five shares of PDL common stock that you hold on the record date. However, if you sell your shares of PDL common stock prior to the ex-dividend date, you also will be selling your right to receive shares of Facet Biotech common stock. Our common stock will be issued in book-entry form only, which means no physical stock certificates will be issued. No fractional shares of Facet Biotech common stock will be issued. If you otherwise would have been entitled to a fractional share of Facet Biotech common stock in the distribution, you will receive the net cash value of such fractional share instead. Immediately after the distribution is completed on the distribution date, we will be an independent publicly traded company. We expect the distribution to occur on December 18, 2008.

        No stockholder vote is required for the spin-off to occur. We are not asking you for a proxy, and you are requested not to send us a proxy. No action is necessary for you to receive the shares of our common stock to which you are entitled in the spin-off. This means that:

  •
  You do not need to pay any consideration to Facet Biotech or to PDL; and

  •
  You do not need to surrender or exchange any shares of PDL common stock to receive your shares of our common stock.

        Currently, there is no public trading market for the common stock of Facet Biotech, although we expect that a "when-issued" trading market will develop on or shortly after the record date for the distribution. Our common stock is listed on the Nasdaq Global Market and will trade under the symbol "FACT".

        As you review this Information Statement, you should carefully consider the matters described in "Risk Factors" beginning on page 13.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

        This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

        If you have inquiries related to the distribution, you should contact PDL's transfer agent, BNY Mellon Shareowner Services, at 525 Market Street, Suite 3500, San Francisco, California 94105, or (877) 424-4271.

 Explanatory Note

        Facet Biotech is furnishing this Information Statement to you solely to provide you with information regarding both the spin-off and our company. It is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of Facet Biotech or PDL.

        You should rely only on the information contained in this Information Statement. We have not authorized any other person to provide you with information different from that contained in this Information Statement. The information contained in this Information Statement is believed by us to be accurate as of its date. Therefore, you should assume that the information contained in this Information Statement is accurate only as of the date on the front cover of this Information Statement or other date stated in this Information Statement, regardless of the time of delivery of this Information Statement. Our business, financial condition, results of operations and prospects may have changed since that date, and neither we nor PDL will update the information except in the normal course of our respective public disclosure obligations and practices or as specifically indicated in this Information Statement.

        We own or have rights to numerous trademarks, trade names, copyrights and other intellectual property used in our business. All other company names, tradenames and trademarks included in this Information Statement are trademarks, registered trademarks or trade names of their respective owners.

        As used in this Information Statement, the terms "we," "us," "our," and the "Company" mean Facet Biotech (unless the context indicates a different meaning).

        We describe in this Information Statement the Biotechnology Business transferred to us by PDL in connection with the spin-off as though the Biotechnology Business were our business for all historical periods described. However, Facet Biotech is a newly-formed entity that has not conducted any operations prior to the spin-off and some of the actions necessary to transfer assets and liabilities of PDL to us have not occurred but will occur before the effectiveness of the spin-off. References in this Information Statement to the historical assets, liabilities, products, business or activities of our business are intended to refer to the historical assets, liabilities, products, business or activities of the Biotechnology Business as those were conducted as part of PDL prior to the spin-off.

 Summary

        The following is a summary of some of the information contained in this Information Statement. We urge you to read this entire document carefully, including the risk factors, our historical combined financial statements and the notes to those financial statements and our unaudited pro forma condensed combined financial statements.

Our Company

        We are a biotechnology company that designs and develops antibody therapeutics for the treatment of oncology and immunologic diseases. Antibodies have become an accepted and proven therapeutic modality and numerous antibody therapeutics for a wide range of indications are currently on the market. Despite these advances, there remain many opportunities to create new and improved antibodies. Building on our years of experience in antibody engineering and design, we are focused on discovering and developing antibodies that improve upon or offer advantages over current treatment options.

        Our business strategy focuses primarily on the following two areas:

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  Developing and expanding our pipeline of antibodies:  We are focused on advancing our existing clinical programs and expanding our pipeline with additional antibody development programs. We currently have four antibodies in the clinic, two in phase 2 and two in phase 1, for oncology and immunologic disease indications. We also seek to expand our pipeline either through in-house discovery or via in-licensing opportunities. Consistent with this goal, we have identified an IND candidate for a fifth antibody, our lead preclinical antibody candidate, for an immunologic disease indication.

  •
  Discovering new antibodies:  Building on our years of experience in the humanization of antibodies, we are leveraging our strength in antibody engineering to identify and design antibodies that target new mechanisms and disease pathways, and to improve upon the overall characteristics of antibody therapeutics. Our research efforts focus on the identification and validation of novel targets, while we also utilize our unique antibody engineering technologies to explore the development of improved next-generation antibodies.

        We believe we can leverage our key strengths to successfully implement our strategy and efficiently develop antibody therapeutics that transform medical care. Our key strengths and assets include the following:

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  our ability to engineer and optimize therapeutic antibodies and direct them to novel validated targets;

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  our process sciences capabilities to create highly efficient manufacturing of antibodies from clinical through to commercial scale;

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  our early development capabilities, including our portfolio of phase 1 and phase 2 antibody product candidates in oncology and immunology;

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  our experienced management team; and

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  our strong cash position and balance sheet.

        We believe that strategic collaborations and licensing activities also will help us to succeed at implementing our strategy and increase the potential success of our research and development programs and the Company. Through such strategic collaborations or licensing activities, we believe we can enhance our ability to develop and expand our pipeline of antibodies and discover new antibodies.

        We have several antibodies in various stages of development for cancer and immunologic diseases. The table below lists the antibodies for which we are pursuing development activities either on our own or in collaboration. Not all clinical trials for each product candidate are listed below. These product candidates are at early stages of development. None of our product candidates have been approved by the FDA and none of them have been commercialized. The development and commercialization of our product candidates are subject to numerous risks and uncertainties, as noted under "Risk Factors".

Product Candidate	Indication/Description	Program Status	Collaborator
Daclizumab	Multiple sclerosis	Phase 2	Biogen Idec
	Transplant Maintenance	Initiation of Phase 2 being evaluated	—
Volociximab (M200)	Solid tumors	Phase 2	Biogen Idec
Elotuzumab (HuLuc63)	Multiple myeloma	Phase 1	BMS
PDL192	Solid tumors	Phase 1	—
PDL241	Immunologic diseases	Preclinical	—
Other preclinical research candidates	Oncology / Immunology	Multiple candidates under evaluation

        We face a number of risks associated with our business and industry and must overcome a variety of challenges in implementing our operating strategy in order to be successful. These risks and challenges include the following:

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  our business will depend in significant part on our ability to successfully develop new drugs, which we have never done and which we expect will take several years at a minimum and the expenditure of several hundred million dollars;

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  we expect to incur losses over the next several years, we will require additional financing to meet our future capital needs and we may not be able to obtain additional financing on terms favorable to us, if at all; and

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  if we are unable to establish and protect our intellectual property, we may not be able to compete successfully.

For a further discussion of these challenges and other risks we face, see "Risk Factors" beginning on page 13.

        We were incorporated in Delaware on July 29, 2008.

Reasons for the Spin-Off

        On April 10, 2008, PDL announced a plan to spin off its Biotechnology Business into a separate publicly traded company. PDL and we believe that the separation of the Biotechnology Business from the Royalty Business will enhance value for stockholders of PDL and Facet Biotech by creating significant opportunities and benefits, including:

  •
  allowing investors to realize the value of each company fully and independently and enhancing our market recognition with investors;

  •
  allowing each company to focus its efforts on and allocate its resources towards its own business opportunities and challenges, with the management of Facet Biotech focusing on the discovery and development of novel antibodies and the management of PDL focusing its efforts to maximize the value of the royalties from its antibody humanization patents;

  •
  providing that PDL's future antibody humanization royalties accrue directly to the benefit of PDL stockholders; and

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  increasing our ability to attract and retain employees by providing equity compensation tied directly to our performance, and our research and development efforts in particular.

Summary of the Spin-Off

        The following is a brief summary of the terms of the spin-off. Please see "The Spin-Off" for a more detailed description of the matters described below.

Distributing company	PDL BioPharma, Inc.
Distributed company	Facet Biotech Corporation
Distribution ratio	Each holder of PDL common stock will receive one share of our common stock for every five shares of PDL common stock held on the Record Date.
Securities to be distributed
Approximately 23.9 million shares of our common stock. The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the spin-off.
Distribution agent, transfer agent and registrar for Facet Biotech shares	BNY Mellon Shareowner Services
Record Date	5:00 p.m. Eastern Time on December 3, 2008
Distribution Date	December 18, 2008
Stock exchange listing	Currently there is no public market for our common stock. Our common stock is listed on the Nasdaq Global Market and will trade under the symbol "FACT".
U.S. federal income tax consequences
The distribution of our common stock will not qualify for tax-free treatment, and thus your receipt of all or a portion of our common stock may be taxable to you as a dividend. An amount equal to the fair market value of our common stock received by you (including any fractional shares deemed to be received) on the distribution date will be treated as a taxable dividend to the extent of your ratable share of any 2008 earnings and profits of PDL with the excess treated as a non-taxable return of capital to the extent of your tax basis in PDL common stock and any remaining excess treated as capital gain. PDL will not be able to advise stockholders of the amount of 2008 earnings and profits of PDL until approximately January 2009. For a more detailed discussion see "The Spin-Off—U.S. Federal Income Tax Consequences" beginning on page 37.
Purposes of the Distribution
PDL's Board and management have determined that the spin-off will enhance long-term stockholder value by providing the benefits set forth below under the caption "The Spin-Off—Reasons for the Spin-Off."

Summary of the Spin-Off Questions and Answers about the Spin-off

How will the spin-off work?

The spin-off will be accomplished through a series of transactions by which PDL will contribute to us its Biotechnology Business, which we refer to as the contribution, and PDL will distribute to its stockholders all of the outstanding shares of our common stock on a pro rata basis, which we refer to as the distribution. When we refer to the occurrence of the spin-off, we are referring to the date the spin-off is finalized and our stock is distributed to you. For additional information on the transactions in the spin-off, see "The Spin-Off—Manner of Effecting the Spin-Off" beginning on page 36.
What will our relationship with PDL be after the spin-off?
PDL and Facet Biotech each will be independent, publicly traded companies. However, we will enter into agreements with PDL that will ease the transition of PDL and Facet Biotech into two independent, publicly traded companies following the spin-off. These agreements will also allocate responsibility for obligations arising before and after the spin-off, including, among others, obligations relating to taxes. For additional information on our relationship with PDL after the spin-off, see "Our Relationship with PDL after the Spin-Off" beginning on page 79.
When will the spin-off be completed?
PDL expects to complete the spin-off by distributing shares of our common stock on December 18, 2008, to holders of record of PDL common stock on the record date. As discussed under "The Spin-Off—Trading of PDL Common Stock After the Record Date and Prior to the Ex-Dividend Date," if you sell your shares of PDL common stock in the "regular way" market after the record date and prior to the ex-dividend date, you also will be selling your right to receive shares of our common stock in connection with the spin-off. For additional information on the spin-off, see "The Spin-Off—Results of the Spin-Off" beginning on page 37.
What do I have to do to participate in the distribution?
Nothing. You are not required to take any action to receive shares of our common stock in the spin-off. No vote of PDL stockholders will be taken for the spin-off. If you own shares of PDL common stock as of the close of business on the record date and do not sell those shares in the "regular way" market prior to the ex-dividend date, a book-entry account statement reflecting your ownership of shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about December 24, 2008. Do not mail in PDL common stock certificates in connection with the spin-off.

How many shares of your common stock will I receive?

PDL will distribute one share of our common stock for every five shares of PDL common stock you own of record as of the close of business on the record date and do not sell in the "regular way" market prior to the ex-dividend date. Cash will be distributed in lieu of fractional shares, as described below. Based on approximately 119.5 million shares of PDL common stock that we expect to be outstanding on the record date, PDL will distribute a total of approximately 23.9 million shares of our common stock. The number of shares of our common stock that PDL will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock and to the extent that shares of our common stock are held back and sold on the market to satisfy backup withholding taxes and non-U.S. holder dividend withholding taxes and brokerage and other costs, and will be increased to the extent, if any, that PDL options are exercised prior to the record date. For additional information on the distribution, see "The Spin-Off—Results of the Spin-Off" beginning on page 37.
How will PDL distribute fractional shares of Facet Biotech common stock?
PDL will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in "The Spin-Off—U.S. Federal Income Tax Consequences" beginning on page 37.
Can PDL decide to cancel the distribution of Facet Biotech common stock even if all the conditions have been met?
Yes. PDL has the right to terminate the distribution, and the spin-off, even if all of the conditions set forth in the Separation and Distribution Agreement are satisfied, if at any time the Board of PDL determines that the distribution is not in the best interest of PDL and its stockholders or that market conditions are such that it is not advisable to separate the Biotechnology Business from PDL.

Will I receive physical certificates representing shares of Facet Biotech common stock following the separation?

No. We will not issue physical stock certificates in the distribution, even if requested. Instead, PDL, with the assistance of BNY Mellon Shareowner Services, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. The book-entry system allows registered stockholders to hold their shares without physical stock certificates. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates. For additional information, see "The Spin-Off—Manner of Effecting the Spin-Off" beginning on page 36.
How will the spin-off affect my tax basis and holding period in PDL common stock?
Your tax basis in shares of PDL held at the time of the distribution will be reduced (but not below zero) to the extent the distribution of our common stock represents a return of capital. Your holding period for such PDL shares will not be affected by the distribution. For a more detailed discussion see "U.S. Federal Income Tax Consequences" beginning on page 37.
You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.
What will my tax basis and holding period be in the common stock received in the distribution?
Your tax basis in shares of our common stock received in the distribution generally will equal the fair market value of such shares on the distribution date (including any fraction share deemed to be received). Your holding period for such shares shall begin the day after the distribution date. For a more detailed discussion see "U.S. Federal Income Tax Consequences" beginning on page 37.
You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.

What will happen to PDL stock options and restricted shares?

Stock options and restricted stock awards issued by PDL will adjust in accordance with the plans under which they were issued. We expect that PDL will terminate the employment of nearly all PDL employees in connection with the spin-off and that these employees will be hired by Facet Biotech. Unvested PDL options held by these employees would expire upon the termination of their PDL employment and the vested portion of these options will remain exercisable for three months after termination of employment by PDL. Any unvested restricted shares held by terminated employees will be forfeited upon termination of employment. We expect to issue new Facet Biotech options and restricted shares to our employees see "Compensation Discussion and Analysis—Re-Engagement Grants" beginning on page 103.
Do you intend to pay dividends on your common stock?
We currently do not intend to pay dividends on our common stock. The declaration and amount of dividends will be determined by our Board and will depend on our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, contractual restrictions, and any other factors that our Board believes are relevant. See "Dividend Policy" on page 43 for additional information on our dividend policy following the spin-off.
What if I want to sell my PDL common stock or Facet Biotech common stock?
You should consult your financial advisors, such as your stockbroker, bank or tax advisor. Neither PDL nor Facet Biotech makes any recommendation as to the purchase, retention or sale of shares of PDL common stock or the Facet Biotech common stock to be distributed.

If you decide to sell any shares before the ex-dividend date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your PDL common stock or the Facet Biotech common stock you will receive in the distribution or both.

Where will I be able to trade shares of Facet Biotech common stock?

There is no current trading market for our common stock. Our common stock is listed on the Nasdaq Global Market and will trade under the symbol "FACT." We expect that a limited market, commonly known as a "when-issued" trading market, for our common stock will begin shortly after December 3, 2008. The term "when-issued" means that shares can be traded prior to the time shares are actually available or issued. We expect that on the distribution date or the first trading day after the distribution date, "when-issued" trading in our common stock will end and "regular way" trading will begin. "Regular way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a trade. Shares of our common stock generally will be freely tradable following the spin-off. For additional information regarding the trading of our common stock, see "The Spin-Off—Market for Our Common Stock; Trading of Our Common Stock in Connection with the Spin-Off" beginning on page 40.
Will the number of PDL shares I own change as a result of the spin-off?	No. The number of shares of PDL common stock you own will not change as a result of the spin-off.
What will happen to the listing of PDL common stock?	Nothing. It is expected that after the distribution of Facet Biotech common stock, PDL common stock will continue to be traded on the Nasdaq Global Select Market under the symbol "PDLI".
Are there any risks to owning Facet Biotech common stock?
Yes. Our business is subject to both general and specific risks relating to our operations, anticipated net losses, and our operating as a stand alone company. Our business is also subject to risks relating to the separation. These and other risks are described in "Risk Factors" beginning on page 13. We encourage you to read that section carefully.

Who do I contact for information regarding you and the spin-off?	Before the spin-off, you should direct inquiries relating to the spin-off to:
Investor Relations PDL BioPharma, Inc. 1400 Seaport Boulevard Redwood City, CA 94603
After the spin-off, you should direct inquiries relating to our common stock to:
Investor Relations Facet Biotech Corporation 1400 Seaport Boulevard Redwood City, CA 94603
After the spin-off, the transfer agent and registrar for our common stock will be:
BNY Mellon Shareowner Services 525 Market Street, Suite 3500 San Francisco, CA 94105

 Summary Historical Combined Financial Information

        The following table sets forth certain summary historical financial information as of and for each of the years in the five-year period ended December 31, 2007 and as of September 30, 2008 and for the nine months ended September 30, 2008 and 2007, which have been derived from our (i) audited combined financial statements as of December 31, 2007, and 2006 and for the years ended December 31, 2007, 2006 and 2005, which are included elsewhere in this Information Statement, (ii) unaudited combined financial statements as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003, which are not included in this Information Statement and (iii) unaudited condensed combined financial statements as of and for the nine months ended September 30, 2008 and 2007, which are included elsewhere in this Information Statement. In our opinion, the summary historical financial information derived from our unaudited combined financial statements and our unaudited condensed combined financial statements is presented on a basis consistent with the information in our audited combined financial statements. The summary historical financial information may not be indicative of the results of operations or financial position that we would have obtained if we had been an independent company during the periods presented or of our future performance as an independent company. See "Risk Factors."

        The following table also sets forth pro forma financial data for the year ended December 31, 2007, the nine months ended September 30, 2008 and as of September 30, 2008, which has been derived from our historical combined financial statements. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable.

        The summary historical and pro forma financial information should be read in conjunction with "Selected Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma condensed combined financial statements and corresponding notes and the combined financial statements and corresponding notes included elsewhere in this Information Statement.

Combined Statements of Operations Data

	Years Ended December 31,					Nine Months Ended September 30,
(In thousands)	2007	2006	2005	2004	2003	2008	2007
Revenues
Collaboration	$24,632	$48,548	$19,433	$3,602	$—	$8,538	$17,535
Other	2,060	2,869	10,424	7,769	10,317	3,075	1,000

Total revenues	26,692	51,417	29,857	11,371	10,317	11,613	18,535
Costs and expenses
Research and development	195,130	200,720	155,816	122,641	82,732	123,455	145,148
General and administrative	45,045	36,590	25,833	27,358	23,404	35,078	31,431
Gain on sale of assets(1)	—	—	—	—	—	(49,671)	—
Acquired in-process research and development(2)	—	—	—	—	85,993	—	—
Restructuring charges	6,668	—	—	—	—	9,441	6,131
Asset impairment charges	5,513	900	15,769	—	—	3,784	5,331

Total operating expenses	252,356	238,210	197,418	149,999	192,129	122,087	188,041

Operating loss	(225,664)	(186,793)	(167,561)	(138,628)	(181,812)	(110,474)	(169,506)
Other income (expense)	(871)	737	1,982	2,198	1,828	13	2
Interest expense	(639)	(552)	(595)	(637)	(559)	(1,293)	(490)

Loss before income taxes	(227,174)	(186,608)	(166,174)	(137,067)	(180,543)	(111,754)	(169,994)
Income tax expense	123	81	47	60	55	76	83

Net loss	$(227,297)	$(186,689)	$(166,221)	$(137,127)	$(180,598)	$(111,830)	$(170,077)

Pro forma net loss per basic and diluted share(3)	$(9.52)					$(4.68)

Combined Balance Sheet Data

	December 31,					September 30, 2008
(In thousands)	2007	2006	2005	2004	2003	Actual	Pro forma
Cash and cash equivalents	$—	$—	$—	$—	$—	$—	$409,197	(4)
Restricted cash—current and long-term	$28,274	$18,269	$—	$—	$—	$3,269	$3,269
Working capital (deficit)	$(18,996)	$(51,412)	$16,683	$(29,816)	$(27,166)	$(34,486)	$401,956
Total assets	$369,066	$327,267	$328,423	$305,994	$225,669	$152,408	$560,294
Long-term obligations, less current portion	$31,349	$33,425	$7,296	$7,769	$8,628	$32,865	$32,865
Total parent company equity (stockholders' equity pro forma)	$262,680	$204,196	$228,089	$258,961	$185,782	$21,634	$458,076	(5)

(1)
The gain on sale of assets of $49.7 million relates to the sale of our manufacturing and related administrative facilities in Brooklyn Park, Minnesota, and related assets therein, to Genmab A/S and the assumption of certain of our lease obligations related to our facilities in Plymouth, Minnesota (together, the "Manufacturing Assets") during March 2008. See Note 6 to the Combined Financial Statements for further information.

(2)
Represents acquired in-process research and development related to our acquisition of Eos Biotechnology, Inc. and the purchase of certain technology from Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd. (together, "Roche") that had not yet achieved technological feasibility. See Note 5 to the Combined Financial Statements for further information on our Roche arrangement.

(3)
The computation of pro forma net loss per basic and diluted share and pro forma weighted-average shares outstanding are presented assuming a distribution ratio of one share of our common stock for every five shares of PDL's common stock outstanding as of September 30, 2008.

(4)
Amount represents the pro forma capital contribution by PDL of $405 million as of September 30, 2008, less Facet Biotech's restricted cash of $3.3 million, plus the amount of accrued compensation and other accrued liabilities that Facet Biotech will assume upon the spin-off. We reduced the $405 million capital contribution by the amount of long-term restricted cash because the underlying letters of credit that PDL had established are not transferable to Facet Biotech and, as a result, we would have been required to establish our own letters of credit in the amount of $3.3 million. In addition, under the Separation and Distribution Agreement, PDL will fund all short-term liabilities, with the exception of deferred revenue and the short-term portion of long-term debt, that were incurred by PDL prior to the spin-off date. For ease of administration and in connection with the assignment of certain rights and obligations from PDL to Facet Biotech under the Separation and Distribution Agreement, Facet Biotech will assume certain of the current liabilities upon the spin-off date and PDL will transfer to Facet Biotech an additional amount in cash to satisfy these liabilities within 25 business days of the spin-off date (such amount was $7.5 million as of September 30, 2008).

(5)
Represents the pro forma capitalization of Facet Biotech, including the assumed issuance of approximately 23.9 million Facet Biotech common shares at $0.01 par value, which is based on the number of outstanding shares of PDL's common stock as of September 30, 2008 and the distribution ratio.

 Risk Factors

        This Information Statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements other than statements of historical facts are "forward looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or licensing or collaborative arrangements, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "believes," "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained in this Information Statement are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including the risk factors set forth below, and for the reasons described elsewhere in this Information Statement. All forward-looking statements and reasons why results may differ included in this Information Statement are made as of the date hereof, and we assume no obligation to update these forward-looking statements or reasons why actual results might differ.

Risks Relating to the Spin-Off

We may not realize the potential benefits from the spin-off; PDL stockholders may not realize the potential benefits of the spin-off.

        We may not realize the potential benefits that we expect from our spin-off from PDL. Further, PDL stockholders may not realize the intended benefits of the spin-off. We have described those anticipated benefits elsewhere in this Information Statement. See "The Spin-Off—General." However, by separating from PDL, there is a risk that our company may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of the current PDL. In addition, we will incur significant costs, including those described below, which may exceed our estimates, and we will incur some negative effects from our separation from PDL, including the loss of royalty revenue derived from PDL's Royalty Business.

Our historical and pro forma financial information is not necessarily indicative of our future financial position, future results of operations or future cash flows and may not reflect what our financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

        Our historical financial information included in this Information Statement does not necessarily reflect what our financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented and is not necessarily indicative of our future financial position, future results of operations or future cash flows. This is primarily a result of the following factors:

  •
  Prior to our separation, our business was operated by PDL as part of its broader corporate organization and we did not operate as a stand-alone company.

  •
  Certain general administrative functions were performed by PDL for the combined entity. Our historical combined financial statements reflect allocations of costs for services shared with PDL. These allocations may differ from the costs we will incur for these services as an independent company.

  •
  Our historical financial statements include the operation of our manufacturing facility. The facility was sold in the first quarter of 2008.

  •
  During fiscal 2007 and fiscal 2008 we substantially reduced the number of employees of the Biotechnology Business and we are in the process of implementing the reductions.

  •
  After the completion of our separation, the cost of capital for our business may be higher than PDL's cost of capital prior to our separation because PDL's credit ratings are higher than what ours are contemplated to be following the separation.

        The unaudited pro forma condensed combined balance sheet as of September 30, 2008 assumes the cash funding by PDL of $409.2 million for a capital contribution based on the anticipated post-separation capital structure. The reconciliation of the $409.2 million and the expected $405 million contribution is discussed in footnotes 1 and 3 to the Unaudited Pro Forma Condensed Combined Financial Statements. The pro forma financial position of Facet Biotech as of September 30, 2008 also will differ from the financial position of Facet Biotech after the spin-off due to losses incurred by Facet Biotech after September 30, 2008. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Statements" and our historical combined financial statements and the notes to those statements included elsewhere in this Information Statement.

As a stand-alone company, we will not receive any of the royalty revenue or cash flows derived from PDL's Royalty Business.

        For fiscal 2007, PDL received $221 million or approximately 85 percent of its revenue from continuing operations from royalties derived from PDL's Royalty Business. After the completion of the separation, we will not receive any such revenue. PDL will initially contribute to us cash and cash equivalents of $405 million. In addition, under the terms of the Separation and Distribution Agreement between PDL and Facet Biotech, PDL is responsible for all operating expenses and related liabilities that were incurred prior to the spin-off. However, for ease of administration and in connection with the assignment of certain rights and obligations from PDL to Facet Biotech under the Separation and Distribution Agreement, Facet Biotech will assume the obligation to pay for certain of the current liabilities upon the spin-off. PDL and Facet Biotech will determine the amount of such current liabilities in accordance with the Separation and Distribution Agreement within 25 business days after the date of the spin-off, and PDL will deliver to Facet Biotech a payment to reimburse Facet Biotech for assuming the obligation to pay such liabilities. We expect that this initial cash contribution as well as future payments from our collaboration agreements with Biogen Idec MA, Inc. ("Biogen Idec") and BMS and certain other agreeements, each of which is being assigned to Facet Biotech, would fund Facet Biotech's operations and working capital requirements for approximately the next three years after the closing of the spin-off, based on current operating plans. We cannot assure you, however, that such funds will meet our working capital and operational needs or that our working capital requirements will not increase beyond our current expectations. We will likely need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements to fully execute our business strategy.

Concerns about our prospects as a stand-alone company could affect our ability to retain employees.

        Our employees have experienced substantial organizational and operational changes over the prior 18 months as a result of changes in PDL's business and operations, including reductions-in-force as well as changes in management. The spin-off represents a further change and our employees may have concerns about our prospects as a stand-alone company, including our ability to successfully operate the new entity and our ability maintain our independence after the spin-off. If we are not successful in assuring our employees of our prospects as an independent company, our employees may seek other employment, which could materially adversely affect our business.

We have no history operating as an independent company upon which you can evaluate us.

        We do not have an operating history as a stand-alone entity. While our Biotechnology Business has constituted a substantial part of the historic operations of PDL, we have not operated as a stand-alone company without the Royalty Business. Following the spin-off, as an independent company, our ability to satisfy our obligations and achieve profitability will be solely dependent upon the future performance of our Biotechnology Business, and we will not be able to rely upon the capital resources and cash flows of the Royalty Business remaining with PDL.

        In addition, following the completion of our separation, we will need certain transition services from PDL to be able to operate our business effectively. However, because substantially all of PDL's employees will be joining our company, the transition services we will require from PDL will be limited and will be provided to us under a Transition Services Agreement.

        We may not be able to successfully implement the changes necessary to operate independently, and we may incur additional costs operating independently, which would have a negative effect on our business, results of operations and financial condition.

We may be required to satisfy certain indemnification obligations to PDL or may not be able to collect on indemnification rights from PDL.

        Under the terms of the Separation and Distribution Agreement, we agreed to indemnify PDL from and after the spin-off with respect to indebtedness, liabilities and obligations, other than PDL's convertible notes, that PDL will retain that do not relate to PDL's Royalty Business. We are not aware of any existing indemnification obligations at this time, but any such indemnification obligations that may arise could be significant. Our ability to satisfy these indemnities, if called upon to do so, will depend upon our future financial strength. We cannot determine whether we will have to indemnify PDL for any substantial obligations after the distribution.

We may have received better terms from unaffiliated third parties than the terms we receive in our agreements with PDL.

        The agreements we will enter into with PDL in connection with the spin-off, including the Non-Exclusive Cross License Agreement, Employee Matters Agreement and Transition Services Agreement, were determined by management and the Board of PDL in the context of the spin-off while we were still part of PDL and, accordingly, may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. The terms of the agreements relate to, among other things, the licensing of intellectual property and the provision of certain employment and transition services. We may have received better terms from third parties because, among other things, third parties may have competed with each other to win our business. See "Our Relationship with PDL after the Spin-Off."

The distribution of our common stock will not qualify for tax-free treatment, and thus your receipt of all or a portion of our common stock may be taxable to you as a dividend.

        The distribution of our common stock will not qualify for tax-free treatment, and thus your receipt of all or a portion of our common stock may be taxable to you as a dividend. An amount equal to the fair market value of our common stock received by you (including any fractional shares deemed to be received) on the distribution date will be treated as a dividend to the extent of your ratable share of any 2008 earnings and profits of PDL with the excess treated as a non-taxable return of capital to the extent of your tax basis in PDL common stock and any remaining excess treated as capital gain.

Although PDL will be ascribing a value to our shares in this distribution for tax purposes, this valuation is not binding on the Internal Revenue Service ("IRS") or any other tax authority. These taxing authorities could ascribe a higher valuation to our shares, particularly if our stock trades at prices significantly above the value ascribed to our shares by PDL in the period following the distribution. You should consult your own tax advisor as to the particular tax consequences of the distribution to you.

Risks Relating to the Company

We anticipate that we will incur losses for the foreseeable future. We may never achieve or sustain profitability.

        Our business has experienced significant net losses and we expect to continue to incur additional net losses over the next several years as we continue our research and development activities and incur significant preclinical and clinical development costs. During the years ended December 31, 2007, 2006 and 2005, we recognized a cumulative loss of $580.2 million. Since we or our collaborators or licensees may not successfully develop additional products, obtain required regulatory approvals, manufacture products at an acceptable cost or with appropriate quality, or successfully market such products with desired margins, our expenses may continue to exceed any revenues we may receive. Our commitment of resources to the continued development of our products will require significant additional funds for development. Our operating expenses also may increase if:

  •
  our earlier stage potential products move into later stage clinical development, which is generally a more expensive stage of development;

  •
  additional preclinical product candidates are selected for further clinical development;

  •
  we pursue clinical development of our potential products in new indications;

  •
  we increase the number of patents we are prosecuting or otherwise expend additional resources on patent prosecution or defense; and

  •
  we invest in research or acquire additional technologies, product candidates or businesses.

        In the absence of substantial licensing, milestone and other revenues from third-party collaborators, royalties on sales of products licensed under our intellectual property rights, future revenues from our products in development or other sources of revenues, we will continue to incur operating losses and may require additional capital to fully execute our business strategy. The likelihood of reaching, and time required to reach, sustained profitability are highly uncertain.

If additional capital is not available, we may have to curtail or cease operations.

        Although we expect that we will have sufficient cash to fund our operations and working capital requirements for approximately the next three years after the spin-off based on current operating plans, we may need to raise additional capital in the future to:

  •
  fund our research and development programs;

  •
  develop and commercialize our product candidates;

  •
  respond to competitive pressures; and

  •
  acquire complementary businesses or technologies.

        Our future capital needs depend on many factors, including:

  •
  the scope, duration and expenditures associated with our research and development programs;

  •
  continued scientific progress in these programs;

  •
  the outcome of potential licensing transactions, if any;

  •
  competing technological developments;

  •
  our proprietary patent position, if any, in our product candidates;

  •
  our facilities expenses, which will vary depending on the time and terms of any facility sublease we may enter into; and

  •
  the regulatory approval process for our product candidates.

        We may seek to raise necessary funds through public or private equity offerings, debt financings or additional collaborations and licensing arrangements. We may not be able to obtain additional financing on terms favorable to us, if at all. General market conditions may make it very difficult for us to seek financing from the capital markets. We may be required to relinquish rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us, in order to raise additional funds through collaborations or licensing arrangements. If adequate funds are not available, we may have to delay, reduce or eliminate one or more of our research or development programs and reduce overall overhead expenses. These actions may reduce the market price of our common stock.

We may obtain future financing through the issuance of debt or equity, which may have an adverse effect on our stockholders or may otherwise adversely affect our business.

        If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of our common stock in the event of liquidation. In such event, there is a possibility that once all senior claims are settled, there may be no assets remaining to pay out to the holders of common stock. In addition, if we raise funds through the issuance of additional equity, whether through private placements or public offerings, such an issuance would dilute ownership of current stockholders in us.

        The terms of debt securities may also impose restrictions on our operations, which may include limiting our ability to incur additional indebtedness, to pay dividends on or repurchase our capital stock, or to make certain acquisitions or investments. In addition, we may be subject to covenants requiring us to satisfy certain financial tests and ratios, and our ability to satisfy such covenants may be affected by events outside of our control.

Our operating expenses and results and any future revenue likely will fluctuate in future periods.

        Our revenues and expenses may be unpredictable and may fluctuate from quarter to quarter due to, among other things, the timing and the unpredictable nature of clinical trial, manufacturing and related expenses, including payments owed by us and to us under collaborative agreements for reimbursement of expenses, and future milestone revenues under collaborative agreements. In addition, the recognition of clinical trial and other expenses that we otherwise would recognize over a period of time under applicable accounting principles may be accelerated in certain circumstances. In such a case, it may cause our expenses during that period to be higher than they otherwise would have been had the circumstances not occurred. For example, if we terminate a clinical trial for which we paid non-refundable upfront fees to a clinical research organization and in which we did not accrue all of the patient costs, the recognition of the expense associated with those fees that we were recognizing as we accrued patient costs would be accelerated and recognized in the period in which the termination occurred.

        We will assume from PDL the rights and obligations under real property leases held by PDL, including the rights under leases for our corporate headquarters in Redwood City, California consisting of approximately 450,000 square feet of office and lab space. We expect to utilize only a portion of this space given our expected scope of operations. We are therefore actively seeking to sublease most or all of these facilities to a third party, and anticipate that we will be able to do so. However, if we do not sublease the facilities or do not sublease them on terms that we anticipate, our total operating expenses will be higher than anticipated.

We must attract and retain key employees in order to succeed.

        To be successful, we must attract and retain qualified clinical, scientific and management personnel and we face significant competition for experienced personnel. If we are unsuccessful in attracting and retaining qualified personnel, particularly at the management level, our business could be impaired. In connection with PDL's strategic review and asset sale processes, PDL eliminated a significant number of employment positions. In October 2007, we effected a workforce reduction related to our former manufacturing operations, which included the termination of 103 employees, and, in March 2008, we eliminated 166 employment positions resulting from the sale of the Manufacturing Assets. Also in March 2008, we commenced a restructuring effort pursuant to which we have terminated 199 employment positions and plan to terminate an additional 49 employment positions through a transition period ending in April 2009. Subsequent to this transition period, we expect that our workforce will consist of between 280 and 300 employment positions. The uncertainty caused by the strategic review and asset sale processes, restructuring and related reductions-in-force that PDL undertook created anxiety among PDL employees, including those employees that are expected to join Facet Biotech. We believe that this caused attrition at PDL to increase because of employees' uncertainty regarding the continuation of employment. PDL and we have put in place severance, retention and compensation programs in an effort to mitigate the number of voluntary terminations, however, these programs may not provide effective incentive to employees to stay with us. The uncertainly may also make the recruitment of key personnel more difficult, which could adversely affect our operations, particularly if we lose and need to replace key executives. We are particularly dependent on the executive officers listed on pages 86-87. We generally do not have employment agreements with specified terms with our executives. For a description of the employment arrangements with our named executive officers, see "Management—Employment Arrangements." Also, we rely on our research, development and product operations staff, all of whom are valuable but the loss of any one of whom would not have a material adverse effect on the Company.

If our research and development efforts are not successful, we may not be able to effectively develop new products.

        We are engaged in research activities intended to, among other things, identify antibody product candidates that we may progress into clinical development. These research activities include efforts to discover and validate new targets for antibodies in oncology and immunologic diseases. We obtain new targets through our own drug discovery efforts and through in-licensing targets from institutions or other biotechnology or pharmaceutical companies. Our success in identifying new antibody product candidates depends upon our ability to discover and validate new targets, either through our own research efforts, or through in-licensing or collaborative arrangements. In order to increase the possibilities of identifying antibodies with a reasonable chance for success in clinical studies, part of our business strategy is to identify a higher number of potential targets than we expect to be able to progress through clinical development.

        Our antibody product candidates are in various stages of development and many are in an early development stage. If we are unsuccessful in our research efforts to identify and obtain rights to new targets and generate antibody product candidates that lead to the required regulatory approvals and the successful commercialization of products, our ability to develop new products could be harmed.

        To supplement our own research efforts, from time to time we may in-license or otherwise acquire from others rights to products in-development or early-stage technology. Acquiring rights to products in this manner poses risks, including that we may not be unable to successfully integrate the research, development and commercialization capabilities necessary to bring these products to market.

Unless our clinical studies demonstrate the safety and efficacy of our product candidates, we will not be able to commercialize our product candidates.

        To obtain regulatory approval to market and sell any of our existing or future product candidates, we must satisfy the FDA and other regulatory authorities abroad, through extensive preclinical and clinical studies, that our product candidates have an acceptable safety profile and are efficacious. We may not conduct the types of testing eventually required by regulatory authorities to demonstrate an adequate safety profile for the particular indication, or the tests may indicate that the safety profile of our product candidates is unacceptably inferior to therapeutics with comparable efficacy or otherwise unsuitable for use in humans in light of the expected therapeutic benefit of the product candidate. Clinical trials and preclinical testing are expensive, can take many years and have an uncertain outcome. In addition, initial testing in preclinical studies or in phase 1 or phase 2 clinical trials may indicate that the safety profile of a product candidate is adequate for approval, but does not ensure that safety issues may not arise in later trials, or that the overall safety profile for a product candidate will be sufficient for regulatory approval in any particular product indication. We may experience numerous unforeseen events during, or as a result of, the preclinical testing or clinical studies or clinical development, which could delay or prevent our ability to develop or commercialize our product candidates, including:

  •
  our testing or trials may produce inconclusive or negative safety results, which may require us to conduct additional testing or trials or to abandon product candidates that we believed to be promising;

  •
  our product candidates may have unacceptable pharmacology, toxicology or carcinogenicity; and

  •
  our product candidates may cause significant adverse effects in patients.

        Even if we are able to demonstrate efficacy of any product candidate, any adverse safety events would increase our costs and could delay or prevent our ability to continue the development of or commercialize our product candidates, which would adversely impact our business, financial condition and results of operations. We are aware that our drug candidates can cause various adverse side effects in humans, some of which are predictable and some of which are unpredictable. We proceed to evaluate the safety and efficacy of these drug candidates based on data we accumulate from preclinical assessments and ongoing clinical studies. We believe that our drug candidates have an acceptable safety profile for the potential indications in which we are currently conducting clinical trials. Data from ongoing or future clinical trials may indicate that a drug candidate causes unanticipated or more significant adverse side effects either used alone or when used in combination with other drugs, in particular patient populations or at increased dosages or frequency of administration. This may lead us to conclude that the drug candidate does not have an acceptable safety profile for a particular patient population or use.

The failure to gain market acceptance of our product candidates among the medical community would adversely affect our revenue.

        Even if approved, our product candidates may not gain market acceptance among physicians, patients, third-party payers and the medical community. We may not achieve market acceptance even if clinical trials demonstrate safety and efficacy and we obtain the necessary regulatory and reimbursement approvals. The degree of market acceptance of any product candidates that we develop will depend on a number of factors, including:

  •
  establishment and demonstration of clinical efficacy and safety;

  •
  cost-effectiveness of our product candidates;

  •
  their potential advantage over alternative treatment methods;

  •
  reimbursement policies of government and third-party payers; and

  •
  marketing and distribution support for our product candidates, including the efforts of our collaborators where they have marketing and distribution responsibilities.

        Physicians will not recommend our products until clinical data or other factors demonstrate the safety and efficacy of our product as compared to conventional drug and other treatments. Even if we establish the clinical safety and efficacy of our product candidates, physicians may elect not to use our product for any number of other reasons, including whether the mode of administration of our products is effective for certain indications. Antibody products, including our product candidates as they would be used for certain disease indications, are typically administered by infusion or injection, which requires substantial cost and inconvenience to patients. Our product candidates, if successfully developed, may compete with a number of drugs and therapies that may be administered more easily. The failure of our product candidates to achieve significant market acceptance would materially harm our business, financial condition and results of operations.

We may not receive the contingent consideration related to the sale of the product rights to new formulations of Cardene® and the ularitide development-stage product under our Asset Purchase Agreement with EKR.

        In March 2008, PDL sold the product rights to the marketed product Cardene, new formulations of Cardene IV and the ularitide development-stage product, among other assets, to EKR. The transaction included contingent consideration of up to $85 million in development and sales milestones related to the new Cardene IV formulations, as well as royalty payments related to sales of the new Cardene IV formulations and ularitide, $25 million of which PDL received in August 2008. In connection with the spin-off, PDL will assign to us the asset purchase agreement under which EKR is obligated to pay the remaining $60 million in milestone payments and royalty payments dependent upon certain contingencies, including future net sales. In November 2008, PDL received its first royalty payment from EKR on net sales of new formulations of the Cardene product (the "Cardene Pre-Mixed Bag"), which commercially launched in September 2008. Also in September 2008, products were introduced by The Medicines Company and by Teva Pharmaceuticals that compete with Cardene. As a result of this increased competition in the market served by Cardene, we do not expect to receive the $60.0 million in milestone payments that we would earn only if EKR achieves certain Cardene Pre-Mixed Bag sales thresholds or material amounts of royalties on sales of the Cardene Pre-Mixed Bag.

We face significant competition.

        We face significant competition from entities who have substantially greater resources than we have, more experience in the commercialization and marketing of pharmaceuticals, superior product development capabilities and superior personnel resources. Potential competitors in the United States and other countries include major pharmaceutical, biotechnology and chemical companies, specialized pharmaceutical companies and universities and other research institutions. These entities have developed and are developing human or humanized antibodies or other compounds for treating cancers or immunologic diseases that may compete with our products in development and technologies that may compete with our development products or antibody technologies. These competitors may succeed in more rapidly developing and marketing technologies and products that are more effective than our product candidates or technologies or that would render any future commercialized products or technology obsolete or noncompetitive. Our product candidates and any future commercialized products may also face significant competition from both brand-name and generic manufacturers that could adversely affect any future sales of our products.

        If daclizumab were to be approved for the treatment of relapsing multiple sclerosis, it would face competition from currently approved and marketed products, including interferons, such as Biogen Idec's Avonex®, Bayer HealthCare Pharmaceuticals' Betaseron® and EMD Serono Inc.'s Rebif®, a non-interferron immune modifier, Teva Pharmaceutical Industries Ltd.'s Copaxone®, and a monoclonal antibody, Biogen Idec and Elan Pharmaceuticals, Inc.'s Tysabri®. Further competition could arise from drugs currently in development, including Novartis Pharmaceutical Corporation's ("Novartis") FTY720 and other monoclonal antibodies in development, such as Genzyme Corporation's Campath®, Genmab A/S's ofatumumab, and Genentech, Inc. ("Genentech") and Roche's ocrelizumab.

        If elotuzumab were to be approved for the treatment of multiple myeloma, it would face competition from currently approved and marketed products, including Celgene Corporation's Revlimid® and Thalomid® and Millennium Pharmaceuticals, Inc.'s Velcade®. Further competition could arise from drugs currently in development, including Centocor, Inc.'s CNTO-328, Genentech and Seattle Genetics, Inc.'s dacetuzumab, Novartis and Xoma Ltd.'s lucatumumab, and Pfizer Inc.'s ("Pfizer") CP-751871.

        If volociximab (M200) were to be approved for the treatment of non-small cell lung cancer or ovarian cancer, it would face competition from a number of other anti-angiogenic agents in pre-clinical and clinical development, including antibody candidates such as Pfizer's CP-751,871, ImClone Systems Incorporated's ("ImClone") Erbitux® and Novartis's ASA404, each of which are in more advanced stages of development than is volociximab. In addition, many other VEGF or VEGFR targeted agents are in advanced stage of development and many other anti-angiogenesis agents are in earlier stage of development, which could compete with volociximab should it be approved for marketing.

        If PDL192 were to be approved for the treatment of solid tumors, it would face competition from many agents that are used for solid tumors, such as ImClone's Erbitux®, Genentech's Avastin®, and other monocolonal antibodies and targeted agents in development which bind to the same TWEAK receptor target, including Biogen Idec's anti-Tweak monoclonal antibody, BIIB023.

        Any product that we or our collaborators succeed in developing and for which regulatory approval is obtained must then compete for market acceptance and market share. The relative speed with which we and our collaborators can develop products, complete the clinical testing and approval processes, and supply commercial quantities of the products to the market compared to competitive companies will affect market success. In addition, the amount of marketing and sales resources and the effectiveness of the marketing used with respect to a product will affect its marketing success.

        The biotechnology and pharmaceutical industries are highly competitive. None of our current product candidates is approved for marketing and we do not expect any of our candidates to receive marketing approval in the next several years, if at all. The competitive environment for any of our product candidates which may be approved for marketing at the time of commercialization is highly speculative and uncertain, but we anticipate that such products would face substantial competition from marketed products and from product candidates in development, if approved.

We must protect our patent and other intellectual property rights to succeed.

        Our success is dependent in significant part on our ability to develop and protect patent and other intellectual property rights and operate without infringing the intellectual property rights of others.

        Our pending patent applications may not result in the issuance of valid patents or the claims and claim scope of our issued patents may not provide competitive advantages. Also, our patent protection may not prevent others from developing competitive products using related or other technology that does not infringe our patent rights. A number of companies, universities and research institutions have filed patent applications or received patents in the areas of antibodies and other fields relating to our programs. Some of these applications or patents may be competitive with our applications or have claims that could prevent the issuance of patents to us or result in a significant reduction in the claim scope of our issued patents. In addition, patent applications are confidential for a period of time after filing. We therefore may not know that a competitor has filed a patent application covering subject matter similar to subject matter in one of our patent applications or that we were the first to invent the innovation we seek to patent. This may lead to disputes including interference proceeding or litigation to determine rights to patentable subject matter. These disputes are often expensive and may result in our being unable to patent an innovation.

        The scope, enforceability and effective term of patents can be highly uncertain and often involve complex legal and factual questions and proceedings. No consistent policy has emerged regarding the breadth of claims in biotechnology patents, so that even issued patents may later be modified or revoked by the relevant patent authorities or courts. These proceedings could be expensive, last several years and either prevent issuance of additional patents to us or result in a significant reduction in the scope or invalidation of our patents. Any limitation in claim scope could reduce our ability to negotiate future collaborative research and development agreements based on these patents. Moreover, the issuance of a patent in one country does not assure the issuance of a patent with similar claim scope in another country, and claim interpretation and infringement laws vary among countries, so we are unable to predict the extent of patent protection in any country.

        In addition to seeking the protection of patents and licenses, we also rely upon trade secrets, know-how and continuing technological innovation that we seek to protect, in part, by confidentiality agreements with employees, consultants, suppliers and licensees. If these agreements are not honored, we might not have adequate remedies for any breach. Additionally, our trade secrets might otherwise become known or patented by our competitors.

We may need to obtain patent licenses from others in order to manufacture or sell our potential products and we may not be able to obtain these licenses on terms acceptable to us or at all.

        Other companies, universities and research institutions may obtain patents that could limit our ability to use, import, manufacture, market or sell our products or impair our competitive position. As a result, we may need to obtain licenses from others before we could continue using, importing, manufacturing, marketing, or selling our products. We may not be able to obtain required licenses on terms acceptable to us, if at all. If we do not obtain required licenses, we may encounter significant delays in product development while we redesign potentially infringing products or methods or we may not be able to market our products at all.

        We do not have a license to an issued U.S. patent assigned to Stanford University and Columbia University, which may cover a process used to produce our potential products. We have been advised that an exclusive license has been previously granted to a third party, Centocor, under this patent. If our processes were found to be covered by either of these patents, we might need to obtain licenses or to significantly alter our processes or products. We might not be able to successfully alter our processes or products to avoid conflicts with these patents or to obtain licenses on acceptable terms or at all.

        We do not have licenses to issued U.S. patents which may cover one of our development-stage products. If we successfully develop this product, we might need to obtain licenses to these patents to commercialize the product. In the event that we need to obtain licenses to these patents, we may not be able to do so on acceptable terms or at all.

If our collaborations are not successful or are terminated by our collaborators, we may not effectively develop and market some of our product candidates.

        We have agreements with biotechnology and other companies to develop, manufacture and market certain of our potential products. In some cases, we rely on our collaborators to manufacture such products and essential components for those products, design and conduct clinical trials, compile and analyze the data received from these trials, obtain regulatory approvals and, if approved, market these licensed products. As a result, we may have limited or no control over the manufacturing, development and marketing of these potential products and little or no opportunity to review the clinical data prior to or following public announcement. In addition, the design of the clinical studies may not be sufficient or appropriate for regulatory review and approval and we may have to conduct further studies in order to facilitate approval.

        In September 2005 and August 2008, respectively, PDL entered into collaboration agreements with Biogen Idec for the joint development of daclizumab in certain indications, including MS, and volociximab (M200) in all indications, and BMS for the co-development of elotuzumab in multiple myeloma and other potential oncology indications. In connection with the spin-off, PDL assigned its rights and obligations under these collaboration agreements to us. These agreements are particularly important to us. The collaboration agreements provide significant combined resources for the development, manufacture and potential commercialization of covered products. We and our collaborators each assume certain responsibilities and share expenses. Because of the broad scope of the collaborations, we are particularly dependent upon the performance by Biogen Idec and BMS of their respective obligations under the agreements. The failure of Biogen Idec or BMS to perform their obligations, our failure to perform our obligations, our failure to effectively manage the relationships, or a material contractual dispute between us and either of our collaborators could have a material adverse effect on our prospects or financial results. Moreover, our financial results depend in substantial part upon our efforts and related expenses for these programs. Our revenues and expenses recognized under each collaboration will vary depending on the work performed by us and our collaborators in any particular reporting period.

        We rely on other collaborators, such as contract manufacturers, clinical research organizations, medical institutions and clinical investigators, including physician sponsors, to conduct nearly all of our clinical trials, including recruiting and enrolling patients in the trials. If these parties do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed or may not obtain regulatory approval for or commercialize our product candidates. If any of the third parties upon whom we rely to conduct our clinical trials do not comply with applicable laws, successfully carry out their obligations or meet expected deadlines, our clinical trials may be extended, delayed or terminated.

        If the quality or accuracy of the clinical data obtained by third party contractors is compromised due to their failure to adhere to applicable laws, our clinical protocols or for other reasons, we may not obtain regulatory approval for or successfully commercialize any of our product candidates. If our relationships with any of these organizations or individuals terminates, we believe that we would be able to enter into arrangements with alternative third parties. However, replacing any of these third parties could delay our clinical trials and could jeopardize our ability to obtain regulatory approvals and commercialize our product candidates on a timely basis, if at all.

        Our collaborators can terminate our collaborative agreements under certain conditions, and in some cases on short notice. A collaborator may terminate its agreement with us or separately pursue alternative products, therapeutic approaches or technologies as a means of developing treatments for the diseases targeted by us, or our collaborative effort. Even if a collaborator continues to contribute to the arrangement, it may nevertheless decide not to actively pursue the development or commercialization of any resulting products. In these circumstances, our ability to pursue potential products could be severely limited.

        In 2004 and 2005, we entered into two collaboration arrangements with Roche for the joint development and commercialization of daclizumab for the treatment of asthma and other respiratory diseases and transplant indications. In 2006, Roche notified us of its election to discontinue its involvement in both of these collaboration arrangements. As a result of the termination of this relationship, we suspended the active clinical development of daclizumab in these indications and, consequently, the development expenses related to the development of daclizumab in these indications were reduced from historical and forecasted levels. Under the terms of the agreement governing this collaboration with Roche, the costs of clinical studies and other development costs were shared by Roche through the effective termination dates, so our financial condition was not materially affected as a result of the termination of these collaborations.

        Continued funding and participation by collaborators will depend on the continued timely achievement of our research and development objectives, the retention of key personnel performing work under those agreements and on each collaborator's own financial, competitive, marketing and strategic capabilities and priorities. These considerations include:

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  the commitment of each collaborator's management to the continued development of the licensed products or technology;

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  the relationships among the individuals responsible for the implementation and maintenance of the development efforts; and

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  the relative advantages of alternative products or technology being marketed or developed by each collaborator or by others, including their relative patent and proprietary technology positions, and their ability to manufacture potential products successfully.

        Our ability to enter into new relationships and the willingness of our existing collaborators to continue development of our potential products depends upon, among other things, our patent position with respect to such products. If we are unable to successfully maintain our patents we may be unable to collect royalties on existing licensed products or enter into additional agreements.

        In addition, our collaborators may independently develop products that are competitive with products that we have licensed to them. This could reduce our revenues or the likelihood of achieving revenues under our agreements with these collaborators.

The clinical development of drug products is inherently uncertain and expensive and subject to extensive government regulation.

        Our future success depends entirely upon the success of our clinical development efforts. Clinical development, however, is a lengthy, time-consuming and expensive process and subject to significant risks of failure. In addition, we must expend significant amounts to comply with extensive government regulation of the clinical development process.

        Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for their intended use in humans. We have incurred and will continue to incur substantial expense for, and we have devoted and expect to continue to devote a significant amount of time to, preclinical testing and clinical trials. Despite the time and expense incurred, our clinical trials may not adequately demonstrate the safety and effectiveness of our product candidates.

        Completion of clinical development generally takes several years or more. The length of time necessary to complete clinical trials and submit an application for marketing and manufacturing approvals varies significantly according to the type, complexity and intended use of the product candidate and is difficult to predict. Further, we, the United States Food and Drug Administration, ("FDA"), European Medicines Agency ("EMEA"), investigational review boards or data safety monitoring boards may decide to temporarily suspend or permanently terminate ongoing trials. Failure to comply with extensive regulations may result in unanticipated delay, suspension or cancellation of a trial or the FDA's or EMEA's refusal to accept test results. As a result of these factors, we cannot predict the actual expenses that we will incur with respect to preclinical or clinical trials for any of our potential products, and we expect that our expense levels will fluctuate unexpectedly in the future.

Despite the time and expense incurred, we cannot guarantee that we will successfully develop commercially viable products that will achieve FDA or EMEA approval or market acceptance, and failure to do so would materially harm our business, financial condition and results of operations.

        Early clinical trials such as phase 1 and 2 trials generally are designed to gather information to determine whether further trials are appropriate and, if so, how such trials should be designed. As a result, data gathered in these trials may indicate that the endpoints selected for these trials are not the most relevant for purposes of assessing the product or the design of future trials. Moreover, success or failure in meeting such early clinical trial endpoints may not be dispositive of whether further trials are appropriate and, if so, how such trials should be designed. We may decide, or the FDA or other regulatory agencies may require us, to make changes in our plans and protocols. Such changes may relate, for example, to changes in the standard of care for a particular disease indication, comparability of efficacy and toxicity of potential drug product where a change in the manufacturing process or manufacturing site is proposed, or competitive developments foreclosing the availability of expedited approval procedures. We may be required to support proposed changes with additional preclinical or clinical testing, which could delay the expected time line for concluding clinical trials.

        Larger or later stage clinical trials may not produce the same results as earlier trials. Many companies in the pharmaceutical and biotechnology industries, including us, have suffered significant setbacks in clinical trials, including advanced clinical trials, even after promising results had been obtained in earlier trials. For example, in August 2007, PDL announced that it would terminate the phase 3 program of its Nuvion® (visilizumab) antibody in intravenous steroid-refractory ulcerative colitis because data from treated patients showed insufficient efficacy and an inferior safety profile in the visilizumab arm compared to IV steroids alone.

        Even when a drug candidate shows evidence of efficacy in a clinical trial, it may be impossible to further develop or receive regulatory approval for the drug if it causes an unacceptable incidence or severity of side effects, or further development may be slowed down by the need to find dosing regimens that do not cause such side effects.

        In addition, we may not be able to successfully commence and complete all of our planned clinical trials without significant additional resources and expertise because we have a number of potential products in clinical development. The approval process takes many years, requires the expenditure of substantial resources, and may involve post-marketing surveillance and requirements for post-marketing studies. The approval of a product candidate may depend on the acceptability to the FDA or other regulatory agencies of data from our clinical trials. Regulatory requirements are subject to frequent change. Delays in obtaining regulatory approvals may:

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  adversely affect the successful commercialization of any drugs that we develop;

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  impose costly procedures on us;

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  diminish any competitive advantages that we may attain; and

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  adversely affect our receipt of any revenues or royalties.

        In addition, we may encounter regulatory delays or failures of our clinical trials as a result of many factors, all of which may increase the costs and expense associated with the trial, including:

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  changes in regulatory policy during the period of product development;

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  delays in obtaining sufficient supply of materials to enroll and complete clinical studies according to planned timelines;

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  delays in obtaining regulatory approvals to commence a study;

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  delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

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  delays in the enrollment of patients;

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  lack of efficacy during clinical trials; or

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  unforeseen safety issues.

        Regulatory review of our clinical trial protocols may cause us in some cases to delay or abandon our planned clinical trials. Our potential inability to commence or continue clinical trials, to complete the clinical trials on a timely basis or to demonstrate the safety and efficacy of our potential products, further adds to the uncertainty of regulatory approval for our potential products.

We may be unable to enroll a sufficient number of patients in a timely manner in order to complete our clinical trials.

        The rate of completion of clinical trials is significantly dependent upon the rate of patient enrollment. Patient enrollment is a function of many factors, including:

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  the size of the patient population;

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  perceived risks and benefits of the drug under study;

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  availability of competing therapies, including those in clinical development;

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  availability of clinical drug supply;

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  availability of clinical trial sites;

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  design of the protocol;

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  proximity of and access by patients to clinical sites;

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  patient referral practices of physicians;

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  eligibility criteria for the study in question; and

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  efforts of the sponsor of and clinical sites involved in the trial to facilitate timely enrollment.

        We may have difficulty obtaining sufficient patient enrollment or clinician support to conduct our clinical trials as planned, and we may need to expend substantial additional funds to obtain access to resources or delay or modify our plans significantly. These considerations may result in our being unable to successfully achieve our projected development timelines, or potentially even lead us to consider the termination of ongoing clinical trials or development of a product for a particular indication.

Changes in the U.S. and international health care industry, including regarding reimbursement rates, could adversely affect the commercial value of our development product candidates.

        The U.S. and international health care industry is subject to changing political, economic and regulatory influences that may significantly affect the purchasing practices and pricing of pharmaceuticals. The FDA and other health care policies may change, and additional government regulations may be enacted, which could prevent or delay regulatory approval of our product candidates. Cost containment measures, whether instituted by health care providers or imposed by government health administration regulators or new regulations, could result in greater selectivity in the purchase of drugs. As a result, third-party payers may challenge the price and cost effectiveness of our products. In addition, in many major markets outside the United States, pricing approval is required before sales may commence. As a result, significant uncertainty exists as to the reimbursement status of approved health care products.

        We may not be able to obtain or maintain our desired price for the products we develop. Any product we introduce may not be considered cost effective relative to alternative therapies. As a result, adequate third-party reimbursement may not be available to enable us to obtain or maintain prices sufficient to realize an appropriate return on our investment in product development, should any of our development products be approved for marketing. Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as health maintenance organizations, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices, reduced reimbursement levels and diminished markets for our development products. These factors will also affect the products that are marketed by our collaborators and licensees. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market our future products and our business could suffer.

We rely on sole source, third parties to manufacture our products.

        We do not have the capability to manufacture any of our development-stage products. We rely upon third parties, including Biogen Idec and Genmab, for our manufacturing requirements, and we will be reliant on BMS for the manufacture of elotuzomab. In connection with PDL's recent sale of its manufacturing facility to Genmab, PDL entered into a supply agreement with Genmab that has an initial term that expires in March 2010. In connection with the spin-off, PDL assigned such supply agreement to us. If we experience supply problems with our manufacturing partners, there may not be sufficient supplies of our development-stage products for us to meet clinical trial demand, in which case our operations and results could suffer.

        Our products must be manufactured in FDA-approved facilities and the process for qualifying and obtaining approval for a manufacturing facility is time-consuming. The manufacturing facilities on which we rely will be subject to ongoing, periodic unannounced inspection by the FDA and state agencies to ensure compliance with good manufacturing practices.

        If our relationship with Genmab or Biogen Idec were to terminate unexpectedly or on short notice or expire without being renewed, our ability to meet clinical trial demand for our development-stage products could be adversely affected while we qualify a new manufacturer for that product and our operations and future results could suffer. In addition, we would need to expend significant amounts to qualify a new manufacturer and transfer technology to the new manufacturer which would also adversely affect our results of operations.

        Product supply interruptions, whether as a result of regulatory action or the termination of a relationship with a manufacturer, could significantly delay clinical development of our potential products, reduce third-party or clinical researcher interest and support of proposed clinical trials, and possibly delay commercialization and sales of these products.

        Our ability to file for, and to obtain, regulatory approvals for our products, as well as the timing of such filings, will depend on the abilities of the contract manufacturers we engage. We or our contract manufacturers may encounter problems with the following:

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  production yields;

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  quality control and assurance;

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  availability of qualified personnel;

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  availability of raw materials;

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  adequate training of new and existing personnel;

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  ongoing compliance with standard operating procedures;

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  ongoing compliance with FDA regulations;

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  production costs; and

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  development of advanced manufacturing techniques and process controls.

Manufacturing changes may result in delays in obtaining regulatory approval or marketing for our products.

        If we make changes in the manufacturing process, we may be required to demonstrate to the FDA and corresponding foreign authorities that the changes have not caused the resulting drug material to differ significantly from the drug material previously produced. Further, any significant manufacturing changes for the production of our product candidates could result in delays in development or regulatory approval or in the reduction or interruption of commercial sales of our product candidates. Our or our contract manufacturers' inability to maintain manufacturing operations in compliance with applicable regulations within our planned time and cost parameters could materially harm our business, financial condition and results of operations.

        We have made manufacturing changes and are likely to make additional manufacturing changes for the production of our products currently in clinical development. These manufacturing changes or an inability to immediately show comparability between the older material and the newer material after making manufacturing changes could result in delays in development or regulatory approvals or in reduction or interruption of commercial sales and could impair our competitive position.

We must comply with extensive government regulations and laws.

        We and our collaboration partners are subject to extensive regulation by federal government, state governments, and the foreign countries in which we conduct our business.

        In particular, we are subject to extensive and rigorous government regulation as a developer of drug products. For example, the FDA regulates, among other things, the development, testing, research, manufacture, record-keeping, labeling, storage, approval, quality control, adverse event reporting, advertising, promotions, sale and distribution of biotechnology products. Our product candidates are subject to extensive regulation by foreign governments. The regulatory review and approval process, which includes preclinical studies and clinical trials of each product candidate, is lengthy, expensive and uncertain.

        We must rely on our contract manufacturers and third-party suppliers for regulatory compliance and adhering to the FDA's current Good Manufacturing Practices ("cGMP") requirements. If these manufacturers or suppliers fail to comply with applicable regulations, including FDA pre-or post-approval inspections and cGMP requirements, then the FDA could sanction us. These sanctions could include fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delay, suspension or withdrawal of approvals, license revocation, product seizures or recalls, operational restrictions or criminal prosecutions, any of which could significantly and adversely affect our business.

        If our operations are found to violate any applicable law or other governmental regulations, we may be subject to civil and criminal penalties, damages and fines. Similarly, if the hospitals, physicians or other providers or entities with which we do business are found non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations, and additional legal or regulatory change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and damage our reputation.

        We expend a significant amount on compliance efforts and such expenses are unpredictable and may adversely affect our results. Changing laws, regulations and standards may also create uncertainty and increase insurance costs. We are committed to compliance and maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We may be unable to obtain or maintain regulatory approval for our products.

        Even if the FDA grants us marketing approval for a product, the FDA may impose post-marketing requirements, such as:

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  labeling and advertising requirements, restrictions or limitations, such as the inclusion of warnings, precautions, contra-indications or use limitations that could have a material impact on the future profitability of our product candidates;

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  adverse event reporting;

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  testing and surveillance to monitor our product candidates and their continued compliance with regulatory requirements; and

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  inspection of products and manufacturing operations and, if any inspection reveals that the product or operation is not in compliance, prohibiting the sale of all products, suspending manufacturing or withdrawing market clearance.

        The discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, may result in restrictions of the products, including withdrawal from manufacture. Additionally, certain material changes affecting an approved product such as manufacturing changes or additional labeling claims are subject to further FDA review and approval. The FDA may revisit and change its prior determination with regard to the safety or efficacy of our products and withdraw any required approvals after we obtain them. Even prior to any formal regulatory action requiring labeling changes or affecting manufacturing, we could voluntarily decide to cease the distribution and sale or recall any of our future products if concerns about their safety and efficacy develop.

        As part of the regulatory approval process, we or our contractors must demonstrate the ability to manufacture the pharmaceutical product to be approved. Accordingly, the manufacturing process and quality control procedures are required to comply with the applicable FDA cGMP regulations and other regulatory requirements. Good manufacturing practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities must pass an inspection by the FDA before initiating commercial manufacturing of any product. Pharmaceutical product manufacturing establishments are also subject to inspections by state and local authorities as well as inspections by authorities of other countries. To supply pharmaceutical products for use in the United States, foreign manufacturing establishments must comply with these FDA approved guidelines. These foreign manufacturing establishments are subject to periodic inspection by the FDA or by corresponding regulatory agencies in these countries under reciprocal agreements with the FDA. The FDA enforces post-marketing regulatory requirements, such as cGMP requirements, through periodic unannounced inspections. Failure to pass an inspection could disrupt, delay or shut down our manufacturing operations. Although we do not have currently marketed products, the foregoing considerations would be important to our future selection of contract manufacturers.

        Our collaborators, licensees and we also are subject to foreign regulatory requirements regarding the manufacture, development, marketing and sale of pharmaceutical products and, if the particular product is manufactured in the United States, FDA and other U.S. export provisions. These requirements vary widely in different countries. Difficulties or unanticipated costs or price controls may be encountered by us or our licensees or marketing collaborators in our respective efforts to secure necessary governmental approvals. This could delay or prevent us, our licensees or our marketing collaborators from marketing potential pharmaceutical products.

        Further, regulatory approvals may be withdrawn if we do not comply with regulatory standards or if problems with our products occur. In addition, under a BLA, the manufacturer continues to be subject to facility inspection and the applicant must assume responsibility for compliance with applicable pharmaceutical product and establishment standards. If we fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process, we may be subject to sanctions, including:

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  warning letters;

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  clinical holds;

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  product recalls or seizures;

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  changes to advertising;

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  injunctions;

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  refusal of the FDA to review pending market approval applications or supplements to approval applications;

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  total or partial suspension of product manufacturing, distribution, marketing and sales;

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  civil penalties;

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  withdrawals of previously approved marketing applications; and

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  criminal prosecutions.

We may incur significant costs in order to comply with environmental regulations or to defend claims arising from accidents involving the use of hazardous materials.

        We are subject to federal, state and local laws and regulations governing the use, discharge, handling and disposal of materials and wastes used in our operations. As a result, we may be required to incur significant costs to comply with these laws and regulations. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any resulting damages and incur liabilities, which exceed our resources. In addition, we cannot predict the extent of the adverse effect on our business or the financial and other costs that might result from any new government requirements arising out of future legislative, administrative or judicial actions.

We may be subject to product liability claims, and our insurance coverage may not be adequate to cover these claims.

        We face an inherent business risk of exposure to product liability claims in the event that the use of products during research and development efforts or after commercialization results in adverse effects. This risk exists even with respect to any products that receive regulatory approval for commercial sale. While we maintain liability insurance for our products, it may not be sufficient to satisfy any or all liabilities that may arise. Also, adequate insurance coverage may not be available in the future at acceptable cost, if at all.

        We maintain product liability insurance for claims arising from the use of our product candidates in clinical trials prior to FDA approval at levels that we believe are appropriate for similarly situated companies in the biotechnology industry. However, we may not be able to maintain our existing insurance coverage or obtain additional coverage on commercially reasonable terms for the use of our other product candidates and products in the future. Also, our insurance coverage and resources may not be sufficient to satisfy liability resulting from product liability claims, which could materially harm our business, financial condition or results of operations. While we believe our product liability insurance is reasonable, we cannot assure you that this coverage will be adequate to protect us in the event of a claim.

Risks Relating to Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price for our shares may fluctuate widely.

        There is currently no public market for our common stock. It is anticipated that shortly after the record date for the distribution, trading of shares of our common stock will begin on a "when-issued" basis and will continue up to either the distribution date or the first trading date after the distribution date, after which "regular way" trading of our common stock will begin. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

        Market prices for securities of biotechnology companies have been highly volatile, and we expect such volatility to continue for the foreseeable future, so that investment in our securities involves substantial risk. Additionally, the stock market from time to time has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. The following are some of the factors that may have a significant effect on the market price of our common stock:

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  developments or disputes as to patent or other proprietary rights;

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  approval or introduction of competing products and technologies;

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  results of clinical trials;

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  failures or unexpected delays in timelines for our potential products in development, including the obtaining of regulatory approvals;

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  delays in manufacturing or clinical trial plans;

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  fluctuations in our operating results;

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  market reaction to announcements by other biotechnology or pharmaceutical companies;

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  initiation, termination or modification of agreements with our collaborators or disputes or disagreements with collaborators;

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  loss of key personnel;

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  litigation or the threat of litigation;

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  public concern as to the safety of drugs developed by us;

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  sales of our common stock held by insiders; and

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  comments and expectations of results made by securities analysts or investors.

        If any of these factors causes us to fail to meet the expectations of securities analysts or investors, or if adverse conditions prevail or are perceived to prevail with respect to our business, the price of the common stock would likely drop significantly. A significant drop in the price of a company's common stock often leads to the filing of securities class action litigation against the Company. This type of litigation against us could result in substantial costs and a diversion of management's attention and resources.

Substantial sales of common stock may occur in connection with this distribution, which could cause our stock price to decline.

        The shares of our common stock that PDL intends to distribute to its stockholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any 5 percent or greater stockholder to sell our common stock following the distribution, we believe that many current PDL stockholders are particularly focused on the value of the Royalty Business. Therefore, it is possible that some PDL stockholders, including possibly some of our large stockholders, will sell our common stock received in the distribution. In addition, PDL stockholders may sell our stock because our business profile or market capitalization as an independent company does not fit their investment objectives. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in Facet Biotech may be diluted in the future.

        Your percentage ownership in Facet Biotech may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees as well as other equity instruments such as debt and equity financing. Prior to the separation and record date for the distribution, we expect PDL will approve the Facet Biotech 2008 Equity Incentive Plan (the "2008 Equity Incentive Plan"), which will provide for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards, to our directors, officers and other employees, advisors and consultants. We have reserved a total of 3.5 million shares of our common stock for issuance under the 2008 Equity Incentive Plan, of which we expect to grant an aggregate of between 2.0 and 2.5 million in the first four months after the spin-off.

        For a more detailed description of the 2008 Equity Incentive Plan, see "Compensation Discussion and Analysis—2008 Equity Incentive Plan." For a description of certain initial equity incentive grants to be provided in the first four months after the spin-off, see "Compensation Discussion and Analysis—Re-Engagement Grants."

Provisions in our certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

        Our certificate of incorporation, bylaws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirors to negotiate with our Board rather than to attempt a hostile takeover. These provisions include, among others:

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  no right of our stockholders to act by written consent;

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  procedures regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

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  the right of our Board to issue preferred stock without stockholder approval; and

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  no stockholder rights to call a special stockholders meeting.

        Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15 percent or more of our outstanding common stock. For more information, see "Description of Capital Stock."

        We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board determines is not in the best interests of our company and our stockholders.

Forward-Looking Statements

        This Information Statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements other than statements of historical facts are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, including any statements concerning proposed new products or licensing or collaborative arrangements, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below, and for the reasons described elsewhere in this Information Statement. All forward-looking statements and reasons why results may differ included in this Information Statement are made as of the date hereof, and we assume no obligation to update these forward-looking statements or reasons why actual results might differ.

        We neither have any intention, nor do we assume any obligation, to update any forward-looking statements after we distribute this Information Statement, even if new information becomes available in the future.

 The Spin-Off

Reasons for the Spin-Off

        PDL was organized as a Delaware corporation in 1986 under the name Protein Design Labs, Inc. In 2006, PDL changed its name to PDL BioPharma, Inc. PDL operated three businesses: (1) the Biotechnology Business, (2) the Royalty Business and (3) commencing in early 2005, the development, sale and marketing of non-antibody commercial products, referred to as the "Commercial and Cardiovascular Business."

        Beginning in early 2007, the PDL Board undertook a strategic evaluation of PDL's businesses. That review led to a decision announced on October 1, 2007 to seek the sale of PDL as a whole or its key assets (the "sale process"). During the strategic review and the sale process, PDL's Board examined numerous strategic alternatives. As a result of the process, in March 2008, PDL sold its Commercial and Cardiovascular Business in two separate transactions and sold its manufacturing facility, which comprised part of the Biotechnology Business.

        During and in connection with the sale process, PDL's Board, in consultation with financial and legal advisors, explored strategic alternatives available to increase long-term stockholder value from the Biotechnology Business and the Royalty Business. Although the two remaining businesses were historically related, they have different business models, distinct cost structures and can be operated independently. Investors generally appeared to be focused on one or the other of these businesses, and few investors appeared to be interested in both. In addition, potential acquirers who might be interested in either one of theses assets may not necessarily be interested in the other. Therefore, one of the alternatives PDL's Board explored with its management and advisors was the separation of the Biotechnology Business and the Royalty Business.

        The PDL Board met numerous times with and without members of PDL's senior management team to discuss the separation. In these meetings, the PDL Board considered, among other things, the degree to which the two businesses could be separated, and the benefits to stockholders of having an entity which held only the Royalty Business assets, as such business, or its assets, could be more readily sold or otherwise monetized for the benefit of stockholders.

        In considering the appropriate separation of assets and liabilities, the PDL Board determined that the liabilities and obligations of PDL should be limited to those necessary to continue the Royalty Business. By doing so, the PDL Board's goal was to reduce the liabilities, contractual obligations and complexity of PDL, thereby reducing any impediments related to the Royalty Business, including potential royalty sale or monetization transactions, or the potential dividing of cash flow. As a result, PDL will assign to Facet Biotech substantially all liabilities and obligations other than those specifically related to the Royalty Business and its convertible notes. The Board also believed that limiting the total capital available to the Biotech Business by making a one-time capital contribution would assure PDL stockholders that the benefit of future revenues of the Royalty Business would accrue to PDL stockholders and not used in the Biotech Business.

        The PDL Board also considered other benefits to PDL's businesses and to PDL stockholders that are expected to result from the separation as well as the risks and challenges of the separation. The material risks and challenges of the separation considered by PDL's Board included:

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  Facet Biotech expects to incur losses over the next several years and may never achieve or sustain profitability and Facet Biotech may not be able to obtain additional financing on favorable terms, if at all;

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  the heightened risks of Facet Biotech operating as a stand-alone independent public company;

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  uncertainty as to the trading value of PDL after the spin-off because of the unique nature of the remaining Royalty Business and the lack of similarly situated publicly traded entities, which could serve as models;

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  the fact that the spin-off would not qualify for tax-free treatment and the expected tax impact of the separation transaction;

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  the fact that the losses of the Biotechnology Operations would no longer reduce the taxable income from the Royalty Business;

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  the duplicative costs for operating two separate independent public companies; and

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  the costs and expenses incurred to effect the spin-off and distraction of the management team.

        The material opportunities and benefits considered by PDL's Board are set forth below:

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  Business Focus.  Each company will be better able to focus its efforts on and allocate its resources towards its own business opportunities and challenges, with the management of Facet Biotech focusing on the discovery and development of antibody therapeutics and the management of PDL focusing its efforts to maximize the value of the royalties from the licensing of its antibody humanization patents;

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  Market Recognition.  The investment community, including analysts, stockholders and prospective investors in each company, will be better able to realize the value of each company fully and independently and enhance the market recognition of each company with investors;

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  Securing the Humanization Royalty Stream.  The separation provided by the spin-off will ensure that PDL's future antibody humanization royalties accrue directly to the benefit of PDL stockholders and will not be used to fund the Biotechnology Business;

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  Employee Incentives.  We will be able to increase our ability to attract and retain employees by providing equity compensation tied directly to our performance, and our research and development efforts in particular; and

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  Potential Tax Benefits.  PDL's Royalty Business may realize tax benefits if it relocates its corporate headquarters and ongoing business operations to a new location outside California which would not have been reasonably achievable while the Royalty Business and Biotechnology Business were operated together given the large employee base of PDL; Facet Biotech is domiciled in California and there is no contemplation of moving it to a different tax jurisdiction.

        After consideration of the risks and challenges and opportunities and benefits, PDL's Board believed that maximizing value to stockholders may best be achieved by the separation and independent operation of the Biotechnology Business and the Royalty Business. Accordingly, in April 2008, PDL's Board decided to pursue the separation of the two remaining businesses through the spin-off. On April 10, 2008, PDL announced that its Board had authorized in principle the distribution of our common stock to PDL's stockholders in a spin-off of the Biotechnology Business from PDL.

        Since April 2008, the PDL Board met numerous additional times with and without members of PDL's senior management team to discuss and determine the principals and further details regarding the terms of the separation, including the scope of the Biotechnology Business that will be spun off to us and the Royalty Business that will be the business of PDL, the respective rights, assets and liabilities of each, the capital allocation strategies and dividend policies for the separated companies, the terms of certain commercial relationships among the separated companies that will exist following the separation, the corporate governance arrangements that will be in place at each company following the separation, and the appropriate members of senior management and Board of Directors at each company following separation. PDL's Board considered the recommendation of management and its advisors before reaching its decision to separate the Biotechnology Business and the Royalty Business.

After further determination regarding the terms of the separation, PDL and we continue to believe that maximizing value to stockholders may best be achieved by the separation and independent operation of the Biotechnology Business and the Royalty Business.

Manner of Effecting the Spin-Off

        The general terms and conditions of the spin-off will be set forth in the Separation and Distribution Agreement to be entered into by PDL and us. For a description of the expected terms of that agreement, see "Our Relationship with PDL after the Spin-Off—Separation and Distribution Agreement."

         Overview.    The spin-off will be accomplished through a series of transactions, pursuant to the terms and conditions of the Separation and Distribution Agreement, by which PDL will contribute to Facet Biotech its Biotechnology Business, including certain intellectual property, but not PDL's antibody humanization patents, and distribute to its stockholders of record all of the outstanding shares of Facet Biotech's common stock. As discussed under "The Spin-Off—Trading of PDL Common Stock After the Record Date and Prior to the Ex-Dividend Date," if a holder of record of PDL common stock sells those shares in the "regular way" market prior to the ex-dividend date, that stockholder also will be selling the right to receive shares of Facet Biotech common stock in the distribution. The distribution will be made in book-entry form on the basis of one share of Facet Biotech common stock for every five shares of PDL common stock held on the record date of December 3, 2008. We will instruct BNY Mellon Shareowner Services, as distribution agent, to record the distribution on the distribution date to the holders of PDL common stock at the close of business on the record date (or their designated transferees) unless the shares of PDL common stock had been sold prior to the ex-dividend date. Each share of Facet Biotech common stock that PDL distributes will be validly issued, fully paid and nonassessable and free of preemptive rights.

         Fractional Shares.    PDL will not distribute any fractional shares of our common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by PDL or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either PDL or us. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. If you physically hold PDL common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately four to six weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your PDL common stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales, which should electronically credit your account for your share of such proceeds.

         Book Entry Statements.    A book-entry account statement reflecting your ownership of shares of Facet Biotech common stock will be mailed to you, or your brokerage account should be credited for the shares, on or about December 24, 2008. We will not issue physical stock certificates in the spin-off, even if requested.

         Cash Contribution.    At the closing of the spin-off, PDL will provide Facet Biotech, from its cash reserves on hand, cash and cash equivalents of $405 million. In addition, under the terms of the Separation and Distribution Agreement between PDL and Facet Biotech, PDL is responsible for all operating expenses and related liabilities that were incurred prior to the spin-off. However, for ease of administration and in connection with the assignment of certain rights and obligations from PDL to Facet Biotech under the Separation and Distribution Agreement, Facet Biotech will assume the obligation to pay for certain of the current liabilities upon the spin-off. PDL and Facet Biotech will determine the amount of such current liabilities in accordance with the Separation and Distribution Agreement within 25 business days after the date of the spin-off, and PDL will deliver to Facet Biotech a payment to reimburse Facet Biotech for assuming the obligation to pay such liabilities. We expect that this initial cash contribution, as well as future payments from our collaboration agreements with Biogen Idec and BMS, the asset purchase agreement with EKR and certain other agreements, each of which is being assigned to Facet Biotech, would fund Facet Biotech's operations and working capital requirements for approximately the next three years after the closing of the spin-off, based on current operating plans.

Formation of a Holding Company Prior to the Spin-Off

        In connection with and prior to the spin-off, PDL organized Facet Biotech in July 2008 as a Delaware corporation for the purpose of transferring to Facet Biotech the Biotechnology Business and completing the spin-off.

Results of the Spin-Off

        Following the spin-off, Facet Biotech will be an independent, publicly traded company owning and operating what had previously been PDL's Biotechnology Business. We expect to have approximately 23.9 million shares of our common stock issued and outstanding immediately following the spin-off based on the distribution ratio described above and the anticipated number of outstanding shares of PDL common stock on December 3, 2008, the record date. The actual number of shares to be distributed will be determined based on the number of shares of PDL common stock outstanding on the record date and will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of our common stock and to the extent that shares of our common stock are held back and sold on the market to satisfy backup withholding taxes and non-U.S. holder dividend withholding taxes and brokerage and other costs, and may be increased if PDL option holders exercise any stock options prior to the record date.

U.S. Federal Income Tax Consequences

        The following summarizes the U.S. federal income tax consequences of the distribution by PDL of shares of our common stock to holders of PDL common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder and judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof and is subject to change, possibly with retroactive effect. This summary assumes that the distribution will be consummated in accordance with the Separation and Distribution Agreement and as described in this Information Statement. This summary is for general information only and does not purport to be a complete description of the tax consequences of the distribution nor does it address the effects of any estate, gift or other non-income federal tax laws or any state, local or non-U.S. tax laws on the distribution. The tax treatment of a PDL stockholder may vary depending upon that stockholder's particular situation, and certain stockholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold stock in PDL, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, stockholders who hold their PDL stock as part of a "hedge," "straddle," "conversion," or "constructive sale transaction," and individuals who received shares of PDL common stock upon the exercise of employee stock options or otherwise as compensation) may be subject to special rules not discussed below. The summary is limited to stockholders that hold their shares of PDL common stock as a capital asset within the meaning of Section 1221 of the Code.

        You are urged to consult your own tax advisor as to the particular tax consequences of the distribution to you, including the applicability and effect of any U.S. federal, state, and local and non-U.S. tax laws and of changes in applicable tax laws.

        For purposes of this summary, a "U.S. Holder" means a beneficial owner of shares of PDL common stock that for U.S. federal income tax purposes is (1) an individual citizen or resident of the United States, (2) a corporation or other entity subject to tax as a corporation that is created or organized under the laws of the United States or any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes. A "Non-U.S. Holder" is a beneficial owner (other than an entity treated as a partnership for U.S. federal income tax purposes) of shares of PDL common stock who is not a U.S. Holder. If an entity treated as a partnership for U.S. federal income tax purposes owns shares of PDL common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that own shares of PDL common stock should consult their own tax advisor as to the particular tax consequences applicable to them.

  U.S. Holders

        A U.S. Holder receiving our shares in the distribution will be treated as receiving a distribution of property equal to the fair market value of the shares received (including any fractional shares deemed to be received, as described below) on the distribution date. That distribution will be treated as taxable dividend income to the extent of such holder's ratable share of PDL's 2008 earnings and profits, if any. If the aggregate amount of distributions made during PDL's 2008 taxable year (including the $4.25 cash per share of common stock distributed to PDL stockholders in May 2008, the value of the Facet Biotech shares distributed and any other distributions during the year) exceed PDL's 2008 earnings and profits, the portion of each distribution treated as a taxable dividend will generally be based on the ratio of PDL's 2008 earnings and profits for the year (without regard to distributions) to total distributions made during the year. Any amount of the distribution that exceeds a U.S. Holder's ratable share of PDL's 2008 earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in its shares of PDL common stock (thus reducing such adjusted tax basis until such basis is reduced to zero) with any remaining amount being treated as capital gain. Such capital gain will be long-term capital gain if the U.S. Holder's holding period for its shares of PDL common stock exceeds one year on the distribution date.

        A U.S. Holder's tax basis in shares of our common stock received in the distribution (including any fractional shares deemed to be received, as described below) generally will equal the fair market value of such shares on the distribution date, and the holding period for such shares will begin the day after the distribution date. A U.S. Holder's tax basis in shares of PDL common stock will be reduced (but not below zero) to the extent the distribution of our common stock represents a return of capital to such holder. The holding period for the U.S. Holder's shares of PDL common stock will not be affected by the distribution.

        Any cash received by a U.S. Holder in lieu of a fractional share of our common stock should be treated as if such fractional share had been received by the U.S. Holder as part of the distribution and then sold by such holder for such amount of cash received. Accordingly, such holder generally should recognize capital gain or loss equal to the difference, if any, between the cash so received and the amount of tax basis allocable to such fractional share.

        The actual tax impact of the distribution will be affected by a number of factors that are unknown at this time, including PDL's final earnings and profits for 2008 (including the gain, if any, PDL recognizes upon the distribution) and the fair market value on the distribution date of our common stock. Thus, a definitive calculation of the U.S. federal income tax impact on a U.S. Holder will not be possible until after the close of PDL's 2008 taxable year. PDL will notify U.S. Holders of the tax attributes and amount of the distribution on an IRS Form 1099-DIV. Although PDL will ascribe a value to our shares in this distribution for tax purposes, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to our shares, particularly if our stock trades at prices significantly above the value ascribed to our shares by PDL in the period following the distribution.

        Corporate U.S. Holders may be entitled to a dividends-received deduction with respect to the distribution for U.S. federal income tax purposes, subject to certain limitations and requirements. Corporate U.S. Holders should be aware that under certain circumstances, a corporation that receives an "extraordinary dividend" is required to (1) reduce its tax basis (but not below zero) by the portion of such dividend that is not taxed because of the dividends received deduction and (2) treat the non-taxed portion of such dividend as gain from the sale or exchange of the distributing corporation's stock for the taxable year in which such dividend is received (to the extent that the non-taxed portion of such dividend exceeds such holder's tax basis). A dividend paid on common stock is generally deemed to be "extraordinary" for this purpose if the amount of such dividend equals or exceeds ten percent of the U.S. Holder's adjusted basis in such share of stock.

        Individual and certain other non-corporate U.S. Holders may qualify for preferential rates of taxation with respect to their taxable dividend income, provided that a minimum holding period and other requirements are satisfied. Such U.S. Holders who receive an "extraordinary dividend" will be required to treat any losses on the sale of PDL common stock as long-term capital losses to the extent such taxable dividend income received by them qualifies for preferential rates of taxation.

        U.S. Holders should consult their own tax advisor with respect to the potential application of the extraordinary dividend rules to the distribution of shares of our common stock.

        In general, information regarding the amount of any dividends paid to U.S. Holders is reported to the IRS unless an exception applies. In addition, backup U.S. federal income tax withholding may apply with respect to the amount of the distribution of our shares of common stock treated as a dividend paid to a U.S. Holder, unless the U.S. Holder provides a correct taxpayer identification number (which, in the case of an individual, is his or her social security number) and certifies whether such U.S. holder is subject to backup withholding of U.S. federal income tax by properly completing and executing an IRS Form W-9 (or successor form) or otherwise establishes a basis for exemption from backup withholding. Some U.S. Holders (including, among others, corporations) are not subject to these backup withholding and information reporting requirements. If backup withholding is required, shares of our common stock will be held back and sold on the market to the extent necessary to remit cash to the IRS and to pay brokerage and other costs.

  Non-U.S. Holders

        The treatment, for U.S. federal income tax purposes, of the distribution of our shares as a taxable dividend, a tax-free return of capital or as a capital gain for Non-U.S. Holders will be determined in the manner described above under "U.S. Holders."

        To the extent that amounts received by a Non-U.S. Holder are treated as taxable dividends, such dividends generally will be subject to U.S. withholding tax at a rate of 30 percent unless such holder is entitled to an exemption from or reduced rate of withholding tax under an applicable income tax treaty. To receive a reduced treaty rate, a Non-U.S. Holder must provide to our distribution agent BNY Mellon Shareowner Services, prior to the distribution, with a properly completed and executed IRS Form W-8BEN (or successor form).

        Amounts treated as taxable dividends received by a Non-U.S. Holder that are effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder (and, if an income tax treaty applies, are attributable to a Non-U.S. Holder's permanent establishment in the United States) are exempt from this withholding tax. To obtain this exemption, a Non-U.S. Holder must provide our distribution agent BNY Mellon Shareowner Services, prior to the distribution, with a properly completed and executed IRS Form W-8ECI (or successor form). Effectively connected dividends (and, if an income tax treaty applies, dividends attributable to a permanent establishment), although not subject to withholding tax, are subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by a corporate Non-U.S. Holder that are effectively connected with a U.S. trade or business of the corporate Non-U.S. Holder (and, if an income tax treaty applies, are attributable to a corporate Non-U.S. Holder's permanent establishment in the United States) may also be subject to a branch profits tax at a rate of 30 percent (or such lower rate as may be specified in an applicable income tax treaty).

        Because a definitive calculation of the U.S. federal income tax impact of the distribution will not be possible until after the close of PDL's 2008 taxable year (as described above under "U.S. Holders"), PDL and other applicable withholding agents will withhold an amount equal to 30 percent of the fair market value of our common stock distributed to a Non-U.S. Holder (as if the gross amount of such distribution was a taxable dividend) unless a reduced rate of withholding or an exemption from withholding is applicable. In addition, because the distribution is an in-kind distribution, PDL and other applicable withholding agents will collect the amount required to be withheld (to the extent any cash in lieu of fractional shares is insufficient) by reducing to cash for remittance to the IRS a sufficient portion of the shares of our common stock that a Non-U.S. Holder would otherwise receive and such Non-U.S. Holder may bear brokerage or other costs for this withholding procedure. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under an applicable treaty or other exemption and the manner of claiming the benefits of such treaty or other exemption.

        Non-U.S. Holders may be eligible to obtain a refund of any excess amounts currently withheld if (1) all or a portion of the distribution is treated as a tax-free return of capital or capital gain or (2) the Non-U.S. Holder is eligible for a reduced rate of withholding tax pursuant to an applicable income tax treaty.

        Generally, PDL must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the Non-U.S. Holder's country of residence.

        Payments of dividends made to Non-U.S. Holders may be subject to additional information reporting and backup withholding. Backup withholding will not apply if the Non-U.S. Holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN (or successor form). Notwithstanding the foregoing, backup withholding may apply if either PDL or PDL's paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of U.S. federal income tax, a credit or refund may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Market for Our Common Stock; Trading of Our Common Stock in Connection with the Spin-Off

        There is currently no trading market for our common stock. Our common stock is listed on the Nasdaq Global Market and will trade under the symbol "FACT". We expect that a limited market, commonly known as a "when-issued" trading market, for our common stock will develop on or shortly after December 3, 2008, the record date of the distribution. The term "when-issued" means that our shares will trade even though PDL has not yet issued and distributed the Facet Biotech shares. "When-issued" trading in our common stock will end and "regular way" trading will begin either on the distribution date or the first trading date after the distribution date. "Regular way" trading with respect to our common stock refers to trading after PDL has issued and distributed Facet Biotech shares to PDL's stockholders. Neither PDL nor we will set the initial trading price of our common stock; the public markets will establish our trading price.

        We cannot predict the price at which our common stock will trade either in the "when-issued" trading market or in the "regular way" trading market after the spin-off. In fact, the combined trading prices of a share of our common stock, adjusted for the distribution ratio, and a share of PDL common stock after the spin-off may not equal or exceed the trading price of a share of PDL common stock immediately prior to the spin-off. The price at which our common stock trades is likely to fluctuate significantly, particularly until an orderly public market develops. Prices for our common stock will be determined in the public markets and may be influenced by many factors, many of which are beyond our control, including:

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  lack of a trading history;

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  changes in expectations concerning our future financial performance and the future performance of the biotechnology industry in general, including financial estimates and recommendations by securities analysts;

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  the progress of our clinical trials;

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  announcements regarding existing or new collaborations;

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  our financial results and differences between our actual financial and operating results and those expected by investors and analysts;

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  strategic moves by us or our competitors, such as acquisitions or restructurings;

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  changes in the regulatory environment governing our business;

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  our capital structure, including the amount of any indebtedness;

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  general economic, industry and market conditions;

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  the depth and liquidity of the market for our common stock;

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  investor and analyst perceptions of our business and us; and

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  the impact of the factors referred to in "Risk Factors."

        We have appointed BNY Mellon Shareowner Services to serve as transfer agent and registrar for our common stock.

        Shares of our common stock distributed to holders of PDL common stock in connection with the spin-off will be transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by or are under common control with us and may include certain of our officers, directors or principal stockholders. After we become a publicly traded company, securities held by our affiliates will be subject to the resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Trading of PDL Common Stock After the Record Date and Prior to the Ex-Dividend Date

        Beginning on the record date and through the day prior to the ex-dividend date, PDL common stock will trade "regular way" with the symbol "PDLI". On the "regular way" market, from the record date through the date before the ex-dividend date set by Nasdaq, shares of PDL common stock will trade with an entitlement to shares of our common stock distributed in connection with the spin-off. After the ex-dividend date, shares of PDL common stock will trade without an entitlement to shares of our common stock distributed in connection with the spin-off. Therefore, if you own shares of PDL common stock at 5:00 p.m. Eastern Time on the record date and sell those shares on the regular way market prior to the ex-dividend date, you also will be selling your right to receive the shares of our common stock that would have been distributed to you in connection with the spin-off. If you hold those shares of PDL common stock held on the record date through the ex-dividend date, then PDL will distribute to you shares of our common stock with respect to your ownership of those shares of PDL common stock, even if you sell the shares of PDL common stock thereafter.

        During the time period between the record date and the ex-dividend date, we anticipate that PDL common stock will also be available to trade on an "ex-distribution when-issued market" with the symbol "PDLIV". On an "ex-distribution" market, shares of PDL common stock would trade without an entitlement to shares of our common stock distributed in connection with the spin-off. The "ex-distribution when-issued market" will cease to exist as of the ex-dividend date.

Distribution Conditions and Termination

        We expect that the distribution will be effective, and the spin-off complete, on the distribution date, December 18, 2008, provided that, among other things:

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  PDL and Facet Biotech have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution;

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  PDL and Facet Biotech have received all permits, registrations, clearances and consents from governmental authorities and third persons necessary to effect the spin-off and to permit the operation of our businesses thereafter;

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  no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, is in effect; and

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  no other events or developments shall have occurred that, in the judgment of the Board of PDL, in its sole and absolute discretion, would result in the spin-off having a material adverse effect on PDL or its stockholders.

        The fulfillment of the foregoing conditions will not create any obligation on PDL's part to effect the distribution, and the Board of PDL has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date. The Board of PDL may waive any of these conditions in its sole and absolute discretion.

Reason for Furnishing this Information Statement

        This Information Statement is being furnished solely to provide information to stockholders of PDL who will receive shares of Facet Biotech common stock in connection with our spin-off. It is not provided as an inducement or encouragement to buy or sell any of our securities. You should not assume that the information contained in this Information Statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and we undertake no obligation to update the information.

Dividend Policy

        We do not currently anticipate paying any dividends for the foreseeable future. The declaration and payment of dividends are subject to the discretion of our Board. Any future determination to pay dividends will depend on our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, contractual restrictions and other factors deemed relevant at the time by our Board.

Capitalization

        The following table sets forth Facet Biotech's capitalization as of September 30, 2008 on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma condensed combined balance sheet. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. While such adjustments are subject to change based on the finalization of the terms of the spin-off and the transaction agreements, in management's opinion, the pro forma adjustments are not expected to materially differ from the final adjustments. In addition, such adjustments are estimates and may not prove to be accurate or indicative of future adjustments.

        You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Statements" and our historical combined financial statements and the notes to those statements included elsewhere in this Information Statement.

	September 30, 2008
	Historical	Pro Forma
(In thousands, except per share amounts)	(unaudited)
Cash and cash equivalents	$—	$409,197	(1)

Liabilities:
Long-term liabilities	$32,865	$32,865
Stockholders' equity:
Preferred stock, $0.01 par value; none authorized, issued and outstanding; 10 million shares authorized pro forma; none issued and outstanding pro forma	—	—
Common stock, $0.01 par value; none authorized, issued and outstanding; 140 million shares authorized pro forma; 23.9 million shares issued and outstanding pro forma	—	239	(2)
Additional paid-in capital	—	458,321	(3)
Accumulated other comprehensive loss	(484)	(484)
Parent company investment	22,118	—

Total stockholders' equity	21,634	458,076

Total capitalization	$54,499	$490,941

(1)
Amount represents the pro forma capital contribution by PDL of $405 million as of September 30, 2008, less Facet Biotech's restricted cash of $3.3 million, plus the amount of accrued compensation and other accrued liabilities that Facet Biotech will record on its balance sheet upon the spin-off. We reduced the $405 million capital contribution by the amount of restricted cash because the underlying letters of credit that PDL had established are not transferable to Facet Biotech and, as a result, we would have been required to establish our own letters of credit in the amount of $3.3 million. In addition, under the Separation and Distribution Agreement, PDL will fund all short-term liabilities, with the exception of deferred revenue and the short-term portion of long-term debt, that were incurred by PDL prior to the spin-off date. For ease of administration and in connection with the assignment of certain rights and obligations from PDL to Facet Biotech under the Separation and Distribution Agreement, Facet Biotech will assume certain of the current liabilities upon the spin-off date and PDL will transfer to Facet Biotech an additional amount in cash to satisfy these liabilities within 25 business days of the spin-off date (such amount was $7.5 million as of September 30, 2008).

(2)
Represents the distribution of 23.9 million shares of our common stock to holders of PDL common stock based on the number of shares of PDL common stock outstanding at September 30, 2008.

(3)
The pro forma adjustment to additional paid-in capital is equal to the amount of net assets recorded by Facet Biotech plus the reclassification of parent company equity on the spin-off date.

 Our Business

        We are a biotechnology company that designs and develops antibody therapeutics for the treatment of oncology and immunologic diseases. Antibodies have become an accepted and proven therapeutic modality and numerous antibody therapeutics for a wide range of indications are currently on the market. Despite these advances, there remain many opportunities to create new and improved antibodies. Building on our years of experience in antibody engineering and design, we are focused on discovering and developing antibodies that improve upon or offer advantages over current treatment options.

        Our business strategy focuses primarily on the following two areas:

  •
  Developing and expanding our pipeline of antibodies:  We are focused on advancing our existing clinical programs and expanding our pipeline with additional antibody development programs. We currently have four antibodies in the clinic, two in phase 2 and two in phase 1, for oncology and immunologic disease indications. We also seek to expand our pipeline either through in-house discovery or via in-licensing opportunities. Consistent with this goal, we have identified an IND candidate for a fifth antibody, our lead preclinical antibody candidate, for an immunologic disease indication.

  •
  Discovering new antibodies:  Building on our years of experience in the humanization of antibodies, we are leveraging our strength in antibody engineering to identify and design antibodies that target new mechanisms and disease pathways, and to improve upon the overall characteristics of antibody therapeutics. Our research efforts focus on the identification and validation of novel targets, while we also utilize our unique antibody engineering technologies to explore the development of improved next-generation antibodies.

        We believe we can leverage our key strengths to successfully implement our strategy and efficiently develop antibody therapeutics that transform medical care. Our key strengths and assets include the following:

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  Our ability to engineer and optimize therapeutic antibodies and direct them to novel validated targets;

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  Our process sciences capabilities to create highly efficient manufacturing of antibodies from clinical through to commercial scale;

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  Our early development capabilities, including our portfolio of phase 1 and phase 2 antibody product candidates in oncology and immunology;

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  Our experienced management team; and

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  Our strong cash position and balance sheet.

        We face a number of risks associated with our business and industry and must overcome a variety of challenges in implementing our operating strategy in order to be successful. These risks and challenges include the following:

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  our business will depend in significant part on our ability to successfully develop new drugs, which we have never done and which we expect will take several years at a minimum and the expenditure of several hundred million dollars;

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  we expect to incur losses over the next several years, we will require additional financing to meet our future capital needs and we may not be able to obtain additional financing on terms favorable to us, if at all; and

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  if we are unable to establish and protect our intellectual property, we may not be able to compete successfully.

For a further discussion of these challenges and other risks we face, see "Risk Factors" beginning on page 13.

        We believe that strategic collaborations and licensing activities also will help us to succeed at implementing our strategy and increase the potential success of our research and development programs and the Company. Through such strategic collaborations or licensing activities, we believe we can enhance our ability to develop and expand our pipeline of antibodies and discover new antibodies.

        Strategic collaborations can help to increase the potential value of our drug development programs and our company in a number of ways, including: (1) allowing us to retain economic participation in programs, (2) supporting the discovery and development of additional antibody products, (3) bringing new capabilities and knowledge that can enhance our own research and development capabilities, (4) helping to accelerate our development timelines and (5) mitigating the overall risk of our strategy.

        Licensing activities include both in-licensing and out-licensing activities. We will continue to pursue in-licensing of antibody candidates to expand or diversify our pipeline and in-licensing of new technologies that may be complementary to our current antibody discovery capabilities. In addition, we intend to evaluate opportunities to develop and out-license new, proprietary antibody technologies, which we believe may provide advantages to pharmaceutical and biotechnology companies involved in the development of antibody therapeutics.

Our Product Pipeline

        We have several antibodies in various stages of development for cancer and immunologic diseases. The table below lists the antibodies for which we are pursuing development activities either on our own or in collaboration. These product candidates are at early stages of development. None of our product candidates have been approved by the FDA and none of them have been commercialized. Not all clinical trials for each product candidate are listed below.

Product Candidate	Indication/Description	Program Status	Collaborator
Daclizumab	Multiple sclerosis	Phase 2	Biogen Idec
	Transplant Maintenance	Initiation of Phase 2 being evaluated	—
Volociximab (M200)	Solid tumors	Phase 2	Biogen Idec
Elotuzumab (HuLuc63)	Multiple myeloma	Phase 1	BMS
PDL192	Solid tumors	Phase 1	—
PDL241	Immunologic diseases	Preclinical	*
Other preclinical research candidates	Oncology / Immunology	Multiple candidates under evaluation

*
Under the terms of our collaboration agreement with BMS to develop elotuzumab, BMS has an option to expand the collaboration to include the PDL241 antibody upon completion of certain pre-agreed preclinical studies.

         Daclizumab.    Daclizumab is a humanized monoclonal antibody that binds to the alpha chain (CD25) of the interleukin-2 (IL-2) receptor on activated T cells, which are white blood cells that play a role in inflammatory and immune-mediated processes in the body. Daclizumab is the active component of the drug Zenapax, which has been approved for acute transplant rejection and has been marketed by Hoffmann La-Roche (Roche).

        Beyond transplant induction therapy, we believe this antibody mechanism has potential in a number of inflammatory diseases, including multiple sclerosis and as maintenance therapy in patients who have undergone an organ transplant. We have created a new high-yield manufacturing process and a higher concentration formulation required to move daclizumab into these larger areas of immunological disease. Currently, we have a worldwide strategic development collaboration for daclizumab with Biogen Idec, Inc. in multiple sclerosis and other immunologic disease areas in which we share development costs and commercial rights. Outside of the Biogen Idec collaboration, Facet Biotech wholly owns the rights for daclizumab in respiratory and transplant maintenance indications.

         Daclizumab in Multiple Sclerosis:    We and our partner, Biogen Idec, are currently testing daclizumab as a monotherapy for relapsing multiple sclerosis in a phase 2 study. In 2007, we and Biogen Idec announced that the CHOICE trial, a phase 2, randomized, double-blind, placebo-controlled trial of daclizumab conducted in 270 patients, met its primary endpoint in relapsing MS patients being treated with interferon beta. These data showed daclizumab administered at 2 mg/kg every two weeks as a subcutaneous injection added to interferon beta therapy significantly reduced new or enlarged gadolinium-enhancing lesions at week 24 compared to interferon beta therapy alone. We and Biogen Idec continue to evaluate the results of the CHOICE study to help further inform the development of daclizumab for multiple sclerosis.

        In the first quarter of 2008, we and Biogen Idec initiated a phase 2 monotherapy trial of daclizumab, the SELECT trial, to advance the overall clinical development program in relapsing MS. This trial is currently ongoing. Results of this study will further guide the potential later stage development of daclizumab in which we anticipate Biogen Idec will play a lead role, leveraging their experience in the commercialization of treatments for multiple sclerosis.

         Daclizumab in Transplant Maintenance:    A potential extension of daclizumab clinical use is in transplant maintenance. Data from various studies have suggested a role for daclizumab in this indication, and we are evaluating opportunities and next steps for this program.

         Volociximab (M200).    Volociximab is a chimeric monoclonal antibody that inhibits the functional activity of a5ß1 integrin, a protein found on activated endothelial cells. Blocking the activity of a5ß1 integrin has been found to prevent angiogenesis, which is the formation of new blood vessels that feed tumors and allow them to grow and metastasize.

        We believe that volociximab may have potential in treating a range of solid tumors and that its role in angiogenesis may also aid in the treatment of age-related macular degeneration (AMD). Currently, we have a worldwide strategic development partnership with Biogen Idec for volociximab in oncology. We and Biogen Idec also have an out-licensing agreement with Ophthotech Corporation for the development of volociximab in AMD.

         Volociximab in Solid Tumors:    We and our partner, Biogen Idec, are currently investigating volociximab in various open-label clinical trials in patients with advanced solid tumors. These include phase 1-2 and phase 1 clinical trials in ovarian cancer and non-small cell lung cancer (NSCLC). Previously, we have conducted studies of volociximab in third-line ovarian cancer, pancreatic cancer, renal cell carcinoma and melanoma. These data and associated analyses have contributed to our understanding of the mechanism and safety profile of volociximab, and we are applying this knowledge to our ongoing programs. We plan to continue to evaluate the data from our ongoing studies and collaborate with Biogen Idec on the future development plans for this antibody.

         Volociximab in Eye Disorders:    We and Biogen Idec have licensed voloxicimab for ophthalmic indications to Ophthotech for various milestones and eventual royalties on potential product sales. See Our Business—Strategic Collaborations and Licensing.

         Elotuzumab (HuLuc63).    Elotuzumab is a humanized monoclonal antibody that binds to CS1, a cell surface glycoprotein that is highly expressed on myeloma cells but minimally expressed on normal human cells. Elotuzumab may also induce anti-tumor effects through antibody-dependent cellular cytotoxicity (ADCC) activity on myeloma cells. We believe elotuzumab has significant potential as a targeted therapy for multiple myeloma.

        Elotuzumab is currently in phase 1 clinical studies as both a monotherapy in relapsed refractory, multiple myeloma patients and combination therapy as a second line treatment in patients with multiple myeloma. We have previously published early results from the ongoing monotherapy study reflecting early pharmacokinetic (PK) and tolerance data. We also published preclinical data supporting the use of elotuzamab in combination with other agents. In July 2008, we initiated a phase 1 combination trial of elotuzamab with Revlimid® (lenalidomide) in patients with multiple myeloma. Two additional phase 1 trials are ongoing, one of elotuzumab in combination with Velcade® (bortezomib) and another of elotuzumab as a monotherapy in this same patient population.

        Preclinical data from our elotuzumab program are suggestive of the antibody's biologic activity. Our scientific rationale supporting the development of this antibody includes reduction of human multiple myeloma tumors in animal models, destruction of multiple myeloma cells directly from patients, and an extensive analysis of the target for elotuzumab, CS1, which is highly expressed in almost all cases of multiple myeloma independent of stage or prior therapy.

        In August 2008, we entered into a collaboration agreement with BMS for the joint development, manufacture and commercialization of elotuzumab in multiple myeloma and other potential oncology indications. See Our Business—Strategic Collaborations and Licensing for more details on the collaboration agreement.

         PDL192.    PDL192 is a humanized monoclonal antibody that binds to the TWEAK (tumor necrosis factor-like weak inducer of apoptosis) receptor (TweakR), also known as Fn14 or TNFRSF12A, a cell surface protein with homology to the family of tumor necrosis factor (TNF) receptors. PDL192 appears to have dual mechanisms of action, where the binding to the target results in a biological signal detrimental to the cancer cell. In addition, PDL192 may be able to recruit the immune system to also mediate ADCC activity to help destroy the tumor. Our scientists have demonstrated that TweakR is over-expressed in a number of solid tumor indications including pancreatic, colon, lung, renal, breast and head and neck cancers, and ongoing scientific work will help prioritize those tumors for therapeutic testing. In preclinical studies, PDL192 also has been shown to inhibit tumor growth of various models of human cancer in mice. We filed the IND for PDL192 in the second quarter of 2008 and have initiated a phase 1 dose escalation program in solid tumors.

        In December 2005, we entered into a worldwide licensing agreement with Human Genome Sciences, Inc. ("HGS") under which HGS licensed to us certain patent rights which supports our development of PDL192. We would be obligated to pay HGS development milestone payments should PDL192 be developed to commercialization, of up to $30 million and, should PDL192 ever receive marketing approval, royalties on potential future sales of covered antibody therapeutics. We also agreed to license to HGS rights to PDL's antibody humanization technology platform. Upon the spin-off, we expect that PDL will assign the rights and obligations under this agreement to us. HGS's consent is not required in connection with this assignment.

         PDL241.    PDL241 is a novel humanized monoclonal antibody that we believe may have potential in immunologic diseases. We are currently conducting preclinical toxicology and IND-enabling studies for this lead preclinical candidate, which we hope to advance into the clinic. Preclinical data, including its target and potential mechanism, will be made available in conjunction with our expected future IND filing for this antibody. Under the terms of our collaboration agreement with BMS to develop elotuzumab, BMS has an option to expand the collaboration to include the PDL241 antibody upon completion of certain pre-agreed preclinical studies.

         Preclinical research candidates.    We are currently evaluating a series of discovery-stage antibody and target combinations, as well as multiple next-generation antibodies, for their suitability to progress into the clinic. Our goal is to continue to characterize a pool of novel and next-generation antibodies, from which we can advance the most promising candidates into clinical development.

Our Research and Development Capabilities

        Our main research and development organizations include (1) research and discovery, (2) product operations and (3) preclinical and clinical development sciences and clinical development. We have a broad range of capabilities, with departments that specialize in all major areas of the entire drug discovery and development process.

Research and Discovery

        Our goals for research and discovery activities are to continue to create antibodies through both our established and new antibody engineering technologies, and to apply these antibodies to targets that are the result of our target validation efforts.

        To accomplish this, our research and discovery group specializes in understanding the structural and functional nature of the antibody. By changing certain features of the antibody, we can optimize characteristics that may enhance the antibody's overall therapeutic potential. We also investigate novel target molecules and their functionally relevant biological pathways. This is done through the combined application of in vitro cell biology with animal efficacy models in oncology and immunology. By pairing together advances in antibody engineering, new targets, and appropriate biological systems, we intend to continue to move promising programs towards development.

        In addition to the biological models and systems we use to prove the required potency in testing antibody—target combinations, we also use those systems to probe and expand the scientific support of our programs during development. As an example, we test our antibodies in animal models of human tumor reduction with the new standards of care as they evolve in oncology, providing guidance and scientific rationale for specific combinations of drugs to test in the clinic. Two examples of the success of our target discovery, validation and ongoing research efforts are elotuzumab (for multiple myeloma) and PDL192 (for solid tumors), both of which are humanized antibodies to novel targets. Each program has demonstrated efficacy in the corresponding animal tumor models. The target and antibody combinations are both first of their kind in human testing and thus have characteristics and features that have the potential to open up new avenues of inhibition in these cancer types.

        Building on our history with humanizing antibodies, our focus has evolved and we have been developing new proprietary antibody engineering technologies to optimize antibody therapeutics. These technologies are applicable regardless of the underlying platform—chimeric, humanized or fully human—and enable us to alter specific antibody traits and features. These technologies include novel comprehensive methods to modulate binding affinity, increase half-life, decrease immunogenicity, and customize amino acid sequences within the antibody structure. Our goal is to develop technologies that enable our researchers to bring novel and competitive antibody traits to our new programs for testing in humans.

Product Operations

        Our product operations organization includes process, pharmaceutical and analytical development, supply chain and product quality functions. Product operations serves as an integrated unit for transitioning antibody molecules from research and discovery in order to develop robust and efficient processes, pharmaceutical dosage forms, comprehensive analytical packages, and ensure adequate supplies of antibody product for preclinical and clinical testing through outsourcing. Our technology platform for the production of antibodies is well characterized and established to reliably support the movement of antibody molecules through various stages of clinical development.

        Antibodies for use as human therapeutics are generally manufactured using mammalian cell lines. We produce and characterize such cell lines in our facilities, and engage in development activities intended to improve the productivity and ability of these cell lines to produce monoclonal antibodies with desirable physicochemical and biological characteristics. The productivity of our cell lines for antibodies is competitive with that of other biotechnology companies. Our process scientists work closely with research and preclinical scientists to expedite the movement of lead antibody candidates into first in human clinical studies. Our ability to develop robust and consistent bioprocesses, scale-up and transfer processes to manufacturing plants and establish comparability between materials produced at various scales is key for ensuring a consistent supply of study drug for clinical studies. We believe our knowledge and capabilities in cell line generation, bioprocess, pharmaceutical and analytical development provide a competitive advantage over those companies that currently lack such comprehensive process development operations.

        The manufacture of pharmaceutical products is an expensive, multi-step, complex process. Products used in clinical trials must be manufactured in facilities that meet all applicable regulations including current Good Manufacturing Practices as outlined by the FDA, the European Medicines Agency (EMEA) and other regulatory authorities. Steps in the manufacturing process, including the manufacture of the active pharmaceutical ingredient, filling, finishing, labeling and packaging of finished drug products, may be managed by multiple third-parties and require extensive coordination and oversight by us.

        In March 2008, we sold our manufacturing and related administrative facilities in Brooklyn Park, Minnesota, and related assets therein (together, the "Manufacturing Assets") to an affiliate of Genmab A/S ("Genmab"). In order to fulfill our clinical manufacturing needs in the near-term, we entered into a clinical supply agreement with Genmab that became effective upon the close of the transaction. Under the terms of the clinical supply agreement, Genmab agreed to produce clinical trial material for certain of our pipeline products until March 2010. As of September 30, 2008, we have minimum purchase commitments of approximately $15.8 million under the terms of the clinical supply agreement.

        Our partner Biogen Idec also manufactures volociximab, which is part of our joint collaboration with them, and our other partner, BMS, will manufacture elotuzumab under our collaboration agreement signed with them in August 2008. Additionally, we believe there is adequate capacity available in the contract manufacturing industry presently for production and fill-finish of antibodies. We anticipate continuing to rely on partners and contract manufacturing organizations for production of clinical trial supply materials for the foreseeable future.

Preclinical and Clinical Development Sciences and Clinical Development

        Our preclinical and clinical development sciences activities focus on further characterizing our engineered antibodies, with the goal of maximizing our knowledge of the antibodies before they enter human testing. We conduct extensive in vivo pharmacology studies in animal models to assess dosing, toxicology pharmacokinetics, and pharmacodynamics which provide information for the design of subsequent clinical trials. These researchers also support our ongoing clinical trials by conducting immunogenicity and biomarker assays, both of which are critical to understanding how antibodies function in humans.

        Our lead preclinical product candidate is PDL241, a humanized antibody. We are completing preclinical studies of PDL241 and anticipate filing a U.S. IND for this antibody in the next 12-18 months, should the results of our preclinical studies support such a filing, which is consistent with our goal of continuing to expand our pipeline.

        Our clinical development organization includes personnel in the U.S. and Europe (based in France) and relies on a strategic outsourcing approach. We have expertise in the traditional clinical development functions, including clinical operations and therapeutic area expertise, regulatory affairs, drug safety, biometry, medical writing, quality and compliance, all of which is supported by our program management group. We outsource the majority of the tactical work to contract research organizations, and our in-house personnel provide strategic and operational oversight of the programs to ensure that our clinical trials are appropriately conducted and managed.

        Together, our preclinical and clinical capabilities are focused on supporting our current pipeline programs and demonstrating their advantages in medical care. These capabilities enable us to conduct clinical research activities for our earlier stage programs and, in cases where the program is in a strategic collaboration, provide strategic input and scientific knowledge consistent with the joint development activities. Our clinical experts also provide input to our research and discovery operations to inform their activities to generate new antibodies and identify the promising ones for further research and development activity.

Strategic Collaborations and Licensing Agreements

        A major area of our business is the pursuit and maintenance of strategic collaborations and licensing activities to help us execute our strategy and share the costs and mitigate the risks of drug development. In connection with the spin-off, we have been seeking to obtain the consents from our collaborators and licensees, the status of which is noted under each such agreement in the discussion below. We and PDL intend to proceed with the spin-off even if we have not obtained the consent for these agreements prior to the distribution. The Separation and Distribution Agreement provides that PDL shall hold these agreements for our use and benefit, if permitted by law, until such agreement is properly assigned and transferred to us.

Strategic Development Collaborations

        Strategic development collaborations generally represent relationships in which we and a collaborator share in the effort, costs and success of an antibody development program. The terms of such agreements generally provide for license fees, research funding, the opportunity to receive milestone payments related to research results and subsequent product development activities and, if successful, milestones, royalties and/or a share of the profits related to the sales of the product. Strategic development collaborations can help enhance the overall value of our clinical and preclinical programs by enhancing our development capabilities, therapeutic area knowledge and financial resources.

        Our collaboration agreement with Biogen Idec provides for the joint development, manufacture and commercialization of daclizumab in MS and indications other than transplant and respiratory diseases, and for shared development and commercialization of volociximab (M200) in all indications. This agreement requires each party to undertake extensive efforts in support of the collaboration and requires the performance of both parties to be successful. Under the collaboration agreement, in the U.S. and Europe, we and Biogen Idec equally share the costs of all development activities and, if any of the products are commercialized, all operating profits. Each party will have co-promotion rights in the U.S. and Europe, based upon sales capabilities of each party at the time. Outside the U.S. and Europe, Biogen Idec will fund all incremental development and commercialization costs and pay a royalty to us on sales of collaboration products. We are eligible to receive development, regulatory and sales based milestones based on the further successful development of these antibodies. If the products under our collaboration with Biogen Idec are successfully developed in multiple indications and all milestones are achieved, the agreement with Biogen Idec provides for development, regulatory and sales-based milestone payments totaling up to $660 million. Of this amount, the agreement provides for $260 million in development and regulatory milestone payments related to daclizumab and $300 million in development and regulatory milestone payments and $100 million in sales-based milestone payments related to volociximab. PDL previously has received $10 million of these milestone payments under the collaboration with Biogen Idec. At certain pre-determined points in the development plans, Biogen

Idec and we each have the right to terminate our collaboration agreement, on an indication-by-indication basis, with respect to any products we are jointly developing, except that we may not elect to terminate the development of the daclizumab product in any indication. The term of the Biogen Idec agreement shall, unless earlier terminated, expire on the date on which neither party has nor will have any additional payment obligations to the other party under the terms of the agreement. Effective on the distribution date, we anticipate that PDL will assign to us this collaboration agreement. Biogen Idec's consent is not required in connection with this assignment.

        In August 2008, we entered into a collaboration agreement with BMS for the joint development, manufacture and commercialization of elotuzumab in multiple myeloma and other potential oncology indications. Under the terms of the agreement, BMS has an option to expand the collaboration to include the PDL241 antibody upon completion of certain pre-agreed preclinical studies. Under the terms of the agreement, we share worldwide development costs with BMS funding 80 percent of the costs. The companies would share profits on any U.S. sales under the collaboration agreement with BMS, with us receiving a higher portion of the profit share than represented by our 20 percent share of development funding, and outside the United States, we would receive royalties on net sales. In addition, we are eligible to receive development and commercialization milestones based on the further successful development of elotuzumab and, PDL241, if it is included in the collaboration. Under the terms of the collaboration, BMS made an upfront cash payment of $30 million for the development and marketing rights to elotuzumab and for an option to expand the collaboration to include PDL241, another anti-CS1 antibody, upon completion of pre-agreed preclinical studies. We could receive additional payments of up to $480 million based on pre-defined development and regulatory milestones and up to $200 million based on pre-defined sales-based milestones for elotuzumab in multiple myeloma and other potential oncology indications. If BMS exercises its option to expand the collaboration to include PDL241, we would receive an additional cash payment of $15 million and could receive additional payments of up to $230 million based on pre-defined development and regulatory milestones and up to $200 million based on pre-defined sales-based milestones. The same division of development costs and profit sharing that apply to elotuzumab would apply to PDL241. With four months notice, BMS may terminate our collaboration agreement with respect to any product that is jointly developed under the collaboration on a region by region basis. The BMS agreement shall remain in effect until earlier terminated pursuant to the terms of the agreement, or by mutual written agreement, or until the expiration of all payment obligations under the agreement. We do not require BMS's consent in connection with this assignment.

Licensing and Other Agreements

        In addition to development collaborations, we continue to pursue agreements in which we out-license our antibody engineering capabilities and technology expertise, as well as certain research and preclinical assets. We generally out-license product candidates when we believe the program is not a strategic fit for our portfolio development strategy.

        We currently have a number of license agreements in place with parties who are pursuing the development of product candidates that were generated by our internal research and discovery efforts or were licensed by us. Certain of these arrangements, which are summarized below, may generate potential milestone payments should the licensees achieve operational milestones and potential royalties if the licensed product candidates are approved for marketing. As we have not received, and do not currently expect to receive, significant milestone payments under these agreements, they are not individually material to us. We will not receive any material future milestone payments under these agreements unless, for certain of the products, the programs successfully enter later phases of clinical development, or for other products, until such time that the products are approved by the FDA for commercial sale. Although these agreements are not material at this time, they demonstrate our history of development of programs that are of interest to others in the industry and our ability to out-license programs that are determined not to be a strategic fit for us.

  •
  Abbott Laboratories, Inc.—In 2003, we and Abbott entered into a licensing agreement that provides Abbott certain rights to intellectual property related to fully human antibodies capable of binding interleukin-12 (IL-12) or its receptor. Abbott has announced that its anti-IL-12 biologic, ABT-874, is in phase 3 development for psoriasis. ABT-874 is also in early studies for Crohn's disease. Effective on the distribution date, we anticipate that PDL will assign to us this licensing agreement. Abbott's consent is required in connection with this assignment, and we are in the process of seeking such consent.

  •
  Actinium Pharmaceuticals, Inc.—In 2003, we licensed HuM195, an anti-CD33 antibody, to Actinium and we are entitled to receive future milestones and royalties under the license agreement with Actinium. Actinium has announced that it is conducting ongoing clinical development activities to support HuM195. Effective on the distribution date, we anticipate that PDL will assign to us this licensing agreement. Actinium has consented to this assignment.

  •
  Genentech, Inc.—In 2005, we entered into an agreement with Genentech to sub-license development and commercialization rights to Genentech for antibody-drug conjugates (ADC) directed against the TMEFF2 antigen, which is frequently differentially expressed in prostate cancer. Prior to the agreement, our scientists conducted preclinical work to validate the target and characterize the antibody. We believe that Genentech continues clinical development activities to support this antibody. Effective on the distribution date, we anticipate that PDL will assign to us this licensing agreement. Genentech's consent is required in connection with this assignment, and we are in the process of seeking such consent.

  •
  Ophthotech Corporation—In 2008, we and Biogen Idec entered into an exclusive worldwide licensing agreement with Ophthotech, a privately held biopharmaceutical company focused on developing ophthalmic therapies for back-of-the-eye diseases, for our volociximab antibody to treat age-related macular degeneration (AMD). Under the agreement, Ophthotech was granted worldwide development and commercial rights to all ophthalmic uses of volociximab. We believe Ophthotech continues its research efforts and that it intends to advance volociximab into clinical testing in the near future. Once we have obtained Biogen Idec's consent for the assignment of our collaboration agreement with Biogen Idec, this agreement becomes automatically assignable to us.

  •
  Progenics Pharmaceuticals, Inc.—In 1999, we entered into a humanization agreement with Progenics whereby we humanized an antibody targeted to the CCR5 receptor (designated by Progenics as PRO 140). Progenics recently completed a phase 1b study of PRO 140, its principal HIV drug candidate. Effective on the distribution date, we anticipate that PDL will assign to us this licensing agreement. Progenics' consent is required in connection with this assignment, and we are in the process of seeking such consent.

  •
  Seattle Genetics, Inc.—In 2005, Seattle Genetics exclusively licensed rights to our anti-CD33 program for both unconjugated antibody and antibody-drug conjugate ("ADC") applications. Seattle Genetics is conducting phase 1 and phase 2 clinical development of SGN-33, or lintuzumab, a humanized monoclonal antibody that targets the CD33 antigen, in patients with acute myeloid leukemia or myeloid displastic syndrome, and has received orphan drug designation from the FDA for SGN-33 in both diseases. In 2007, Seattle Genetics also licensed rights from us to another preclinical target. Effective on the distribution date, we anticipate that PDL will assign to us this licensing agreement. Seattle Genetics has consented to this assignment.

        In addition to the agreements listed above, we also have a number of humanization agreements into which we've entered, and we may enter into other agreements to license our antibody humanization and optimization technologies in the future.

        Further, in 2008, PDL entered into an agreement with EKR for the sale of its cardiovascular assets, including a currently marketed antihypertensive product, Cardene, and the development product, ularitide. Under the agreement, PDL is entitled to milestones and royalties related to future sales of new formulations of Cardene and to royalties related to future sales of ularitide. Effective on the distribution date, PDL anticipates assigning its rights and obligations under the agreement to Facet Biotech, including the contingent consideration from EKR. Such contingent consideration as of the spin-off is as follows:

  •
  $30,000,000 upon achievement of $80,000,000 in net product sales of New Cardene Formulations in any 12-consecutive-month period;

  •
  $30,000,000 upon achievement of $150,000,000 in net product sales of new formulations of the Cardene product in development in any 12-consecutive-month period;

  •
  a royalty of 10% on future net sales of new formulations of the Cardene product in development; and

  •
  a royalty of 5% on future net sales of any ularitide product.

        In November 2008, PDL received its first royalty payment from EKR on net sales of new formulations of the Cardene product (the "Cardene Pre-Mixed Bag"), which commercially launched in September 2008. Also in September 2008, products were introduced by The Medicines Company and by Teva Pharmaceuticals that compete with Cardene. As a result of this increased competition in the market served by Cardene, we do not expect to receive either of the $30.0 million milestone payments that we would earn only if EKR achieves certain Cardene Pre-Mixed Bag sales thresholds or material amounts of royalties on sales of the Cardene Pre-Mixed Bag. Also, because the ularitide product is still in clinical development, which could fail, we may never receive any ularitide-related royalty revenue and, even if ularitide is successfully developed, the marketing launch of ularitide would not likely occur for several years. Please refer to the risk factor, "We may not receive the contingent consideration related to the sale of the product rights to new formulations of Cardene and the ularitide development-stage product under our Asset Purchase Agreement with EKR" for further details.

        Effective on the distribution date, we anticipate that PDL will assign to us this agreement. EKR's consent is required in connection with this assignment, and we are in the process of seeking such consent.

Our Patents and Other Intellectual Property Rights

        We expend a significant amount of our resources on research and development efforts to discover and develop innovative therapies for severe or life-threatening illnesses and to develop proprietary development technologies. Obtaining, maintaining and protecting the intellectual property rights, including patent rights, developed through our research and development efforts, is essential for our business to succeed. To that end, we actively seek to implement patent strategies to maximize the effectiveness of our intellectual property positions. We have numerous issued U.S and foreign patents and have a variety of patent applications pending in the U.S. and various foreign countries covering, among other things, compositions of matter, drug formulations, methods of use and action, and manufacturing.

        While we file and prosecute patent applications to protect our inventions, our pending patent applications may not result in the issuance of patents or our issued patents may not provide competitive advantages. Also, our patent protection may not prevent others from developing competitive products using related or other technology.

        In addition to seeking the protection of patents and licenses, we also rely upon trade secrets, know-how and continuing technological innovation, which we seek to protect, in part, by confidentiality agreements with employees, consultants, suppliers and licensees. If these agreements are not honored, we might not have adequate remedies for any breach. Additionally, our trade secrets might otherwise become known or patented by our competitors.

        A number of companies, universities and research institutions have filed patent applications or received patents in the areas of antibodies and other fields relating to our programs. Some of these applications or patents may be competitive with our applications or contain material that could prevent the issuance of patents to us or result in a significant reduction in the scope of our issued patents. Additionally, other companies, universities and research institutions may obtain patents that could limit our ability to use, import, manufacture, market or sell our products, commonly referred to as our "freedom to operate," or impair our competitive position. As a result, we might be required to obtain licenses from others before we could continue using, importing, manufacturing, marketing, or selling our products. We may not be able to obtain required licenses on terms acceptable to us, if at all. If we do not obtain required licenses, we may encounter significant delays in product development while we redesign potentially infringing products or methods or may not be able to market our products at all.

        The scope, enforceability and effective term of issued patents can be highly uncertain and often involve complex legal and factual questions. No consistent policy has emerged regarding the breadth of claims in biotechnology patents, so that even issued patents may later be modified or revoked by the relevant patent authorities or courts. Moreover, the issuance of a patent in one country does not assure the issuance of a patent with similar claim scope in another country, and claim interpretation and infringement laws vary among countries, so we are unable to predict the extent of patent protection in any country. We cannot assure you that the patents we obtain or the unpatented proprietary technology we hold will afford us significant commercial protection. Additional information regarding risks associated with our patents and other proprietary rights that affect our business is contained under the headings "We must protect our patents and other intellectual property rights to succeed" and "We may need to obtain patent licenses from others in order to manufacture or sell our potential products and we may not be able to obtain these licenses on terms acceptable to us or at all" under the heading "Risk Factors".

        Effective on the distribution date, PDL will assign to us (1) the patents and other intellectual property related to the Biotechnology Business; (2) the strategic collaboration, licensing and other agreements described on pages 51-54 related to the research, development, commercialization and optimization of human therapeutics, including the human therapeutics under development by PDL, and (3) other agreements pursuant to which third parties have licensed intellectual property rights to PDL. In addition, we will obtain certain rights to the Queen et al. patents and the related intellectual property under the Non-Exclusive Cross License Agreement.

Government Regulation

        The manufacturing, testing, labeling, approval and storage of our products are subject to rigorous regulation by numerous governmental authorities in the United States and other countries at the federal, state and local level, including the FDA. The process of obtaining approval for a new pharmaceutical product or for additional therapeutic indications within this regulatory framework requires expenditure of substantial resources and usually takes several years. Companies in the pharmaceutical and biotechnology industries, including us, have suffered significant setbacks in various stages of clinical trials, even in advanced clinical trials after promising results had been obtained in earlier trials.

        The process for obtaining FDA approval of drug candidates customarily begins with the filing with the FDA of an IND for the use of a drug candidate to treat a particular indication. If the IND is accepted by the FDA, we would then start human clinical trials to determine, among other things, the proper dose, safety and efficacy of the drug candidate in the stated indication. The clinical trial process is customarily divided into three phases—phase 1, phase 2 and phase 3. Each successive phase is generally larger and more time-consuming and expensive than the preceding phase. Throughout each phase we are subject to extensive regulation and oversight by the FDA. Even after a drug is approved and being marketed for commercial use, the FDA may require that we conduct additional trials, including "phase 4" trials, to further study safety or efficacy.

        As part of the regulatory approval process, we must demonstrate to the FDA the ability to manufacture a pharmaceutical product before we receive marketing approval. The manufacturing and quality control procedures we and our manufacturing partners must undertake must conform to rigorous standards in order to receive FDA approval and the validation of these procedures is a costly endeavor. Pharmaceutical manufacturers are subject to inspections by the FDA and local authorities as well as inspections by authorities of other countries. To supply pharmaceutical products for use in the United States, foreign manufacturers must comply with these FDA-approved guidelines. These foreign manufacturers are also subject to periodic inspection by the FDA or by corresponding regulatory agencies in these countries under reciprocal agreements with the FDA. Moreover, state, local and other authorities may also regulate pharmaceutical product manufacturing facilities. Before we are able to manufacture commercial products, we or our contract manufacturer, as the case may be, must meet FDA guidelines.

        For the development of pharmaceutical products outside the United States, we and our collaborators are subject to foreign regulatory requirements and, if the particular product is manufactured in the United States, FDA and other U.S. export provisions. Requirements relating to manufacturing, conduct of clinical trials and product licensing vary widely in different countries. We or our licensees may encounter difficulties or unanticipated costs or price controls in our respective efforts to secure necessary governmental approvals. This could delay or prevent us or our licensees from marketing potential pharmaceutical products. In addition, our promotional materials and activities must also comply with FDA regulations and other guidelines.

        Both before and after marketing approval is obtained, a pharmaceutical product, its manufacturer and the holder of the Biologics License Application ("BLA") or New Drug Application ("NDA") for the pharmaceutical product are subject to comprehensive regulatory oversight. The FDA may deny approval to a BLA or NDA if applicable regulatory criteria are not satisfied. Moreover, even if regulatory approval is granted, such approval may be subject to limitations on the indicated uses for which we may market the pharmaceutical product. Further, marketing approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems with the pharmaceutical product occur following approval. In addition, under a BLA or NDA, the manufacturer of the product continues to be subject to facility inspections and the applicant must assume responsibility for compliance with applicable pharmaceutical product and establishment standards. Violations of regulatory requirements at any stage may result in various adverse consequences, which may include, among other adverse actions, withdrawal of the previously approved pharmaceutical product or marketing approvals or the imposition of criminal penalties against the manufacturer or BLA or NDA holder.

        The marketing and sale of approved pharmaceutical product is subject to strict regulation. Physicians may prescribe pharmaceutical or biologic products for uses that are not described in a product's labeling or differ from those tested by us and approved by the FDA. While such "off-label" uses are common and the FDA does not regulate physicians' choice of treatments, the FDA does restrict a company's communications on the subject of "off-label" use. Companies cannot promote FDA-approved pharmaceutical or biologic products for off-label uses. If any advertising or promotional activities we undertake fail to comply with applicable regulations or guidelines regarding "off-label" use, we may be subject to warnings or enforcement action.

Competition

        Potential antibody-based competitors have developed and are developing mouse, chimeric, human and humanized antibodies or other compounds for treating cancers and immunologic diseases. In addition, a number of academic and commercial organizations are actively pursuing similar technologies, and several companies have developed or may develop technologies that may compete with our antibody technology platform. Competitors may succeed in more rapidly developing and marketing technologies and products that are more effective than our products or that would render our products or technology obsolete or noncompetitive. Our collaborators may also independently develop products that are competitive with products that we have licensed to them. Any product that we or our collaborators succeed in developing and for which regulatory approval is obtained must then compete for market acceptance and market share. The relative speed with which we and our collaborators can develop products, complete clinical testing and approval processes, and supply commercial quantities of the products to the market compared to competitive companies will affect market success. In addition, the amount of marketing and sales resources, and the effectiveness of the marketing used with respect to a product will affect its success.

        Other competitive factors affecting our business generally include:

  •
  product efficacy and safety;

  •
  timing and scope of regulatory approval;

  •
  product availability, marketing and sales capabilities;

  •
  reimbursement coverage;

  •
  the amount of clinical benefit of our product candidates relative to their cost;

  •
  method of and frequency of administration of any of our product candidates which may be commercialized;

  •
  patent protection of our product candidates;

  •
  the capabilities of our collaborators; and

  •
  the ability to hire qualified personnel.

Employees

        Following the spin-off, we estimate that we will have approximately 329 full-time employees. Of the total, we estimate that 238 will be engaged in research and development and 91 in general and administrative functions. We expect to employ 49 of these employees during a transition period after the spin-off, of whom we estimate that 26 will be engaged in research and development and 23 in general and administrative functions. We expect to terminate the employment of all of these transition employees by March 31, 2009 at which point we expect to have between 280 and 300 employees. We have recognized, and we will continue to recognize, restructuring charges related to the termination of the transition employees. See Note 7 to the Combined Financial Statements found elsewhere in this Information Statement for further information related to the nature of our workforce reductions and the related restructuring charges.

        Our scientific staff members have diversified experience and expertise in molecular and cell biology, biochemistry, immunology, protein chemistry, computational chemistry and computer modeling. Our success will depend in large part on our ability to attract and retain skilled and experienced employees. None of our employees is covered by a collective bargaining agreement. We consider our relations with our employees to be good.

Environmental Compliance

        We seek to comply with environmental statutes and the regulations of federal, state and local governmental agencies. We have put into place processes and procedures and maintain records in order to monitor environmental compliance. We may invest additional resources, if required, to comply with applicable regulations, and the cost of such compliance may increase significantly.

Properties

        The following table identifies the location and general character of each of our principal facilities:

Location	Principal Uses	Approximate Floor Area (Sq. Ft.)	Owned/Lease Expiration Date
Redwood City, California	Laboratory and General Office Space	450,000	December 2021
Paris, France	General Office Space	3,000	August 2013

        Our corporate headquarters are located in Redwood City, California. We have options to extend the terms of our leases for such location for up to ten years to December 2031. We also have a right of first refusal to lease space in two other buildings on the corporate office campus in which our two leased buildings in Redwood City are located.

        In connection with our restructuring plan, which was initiated in March 2008 in an effort to reduce operating costs to a level we believe is consistent with a biotechnology company focused solely on discovery and development of novel antibodies, we are actively seeking to sublease excess capacity in our corporate headquarters. We own substantially all of the equipment used in our facilities.

Legal Proceedings

        From time to time we are party to a variety of legal proceedings that arise in the normal course of our business. While the results of these legal proceedings cannot be predicted with certainty, management believes that the final outcome of currently pending proceedings will not have, individually or in the aggregate, a material adverse effect on our financial position, results of operation or cash flow.

 Historical Selected Financial Data

        The tables below set forth selected historical financial data of Facet Biotech. This information has been prepared from Facet Biotech's audited combined financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, and the unaudited combined financial statements as of September 30, 2008 and for the nine months ended September 30, 2008 and 2007, included herein. Financial information as of December 31, 2005, 2004 and 2003 and for each of the two years in the period ended December 31, 2004 has been prepared from unaudited combined financial statements not included herein. During these periods, Facet Biotech was an integrated business of PDL. The historical financial information is not likely to be indicative of Facet Biotech's future performance or its future financial position or results of operations, and it does not provide or reflect data as if Facet Biotech had actually operated as a separate, stand-alone entity during the periods covered. Per share data has not been presented as no common shares were outstanding during the periods presented and such information would not be meaningful.

        The selected historical financial data should be read in conjunction with the combined financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Information Statement.

Combined Statements of Operations Data

	Years Ended December 31,					Nine Months Ended September 30,
(In thousands)	2007	2006	2005	2004	2003	2008	2007
Revenues
Collaboration	$24,632	$48,548	$19,433	$3,602	$—	$8,538	$17,535
Other	2,060	2,869	10,424	7,769	10,317	3,075	1,000

Total revenues	26,692	51,417	29,857	11,371	10,317	11,613	18,535
Costs and expenses
Research and development	195,130	200,720	155,816	122,641	82,732	123,455	145,148
General and administrative	45,045	36,590	25,833	27,358	23,404	35,078	31,431
Gain on sale of assets(1)	—	—	—	—	—	(49,671)	—
Acquired in-process research and development(2)	—	—	—	—	85,993	—	—
Restructuring charges(3)	6,668	—	—	—	—	9,441	6,131
Asset impairment charges(4)	5,513	900	15,769	—	—	3,784	5,331

Total operating expenses	252,356	238,210	197,418	149,999	192,129	122,087	188,041

Operating loss	(225,664)	(186,793)	(167,561)	(138,628)	(181,812)	(110,474)	(169,506)
Other income (expense)	(871)	737	1,982	2,198	1,828	13	2
Interest expense	(639)	(552)	(595)	(637)	(559)	(1,293)	(490)

Loss before income taxes	(227,174)	(186,608)	(166,174)	(137,067)	(180,543)	(111,754)	(169,994)
Income tax expense	123	81	47	60	55	76	83

Net loss	$(227,297)	$(186,689)	$(166,221)	$(137,127)	$(180,598)	$(111,830)	$(170,077)

Combined Balance Sheet Data

	December 31,					September 30,
(In thousands)	2007	2006	2005	2004	2003	2008
Restricted cash—current and long-term	$28,274	$18,269	$—	$—	$—	$3,269
Working capital (deficit)	$(18,996)	$(51,412)	$16,683	$(29,816)	$(27,166)	$(34,486)
Total assets	$369,066	$327,267	$328,423	$305,994	$225,669	$152,408
Long-term obligations, less current portion	$31,349	$33,425	$7,296	$7,769	$8,628	$32,865
Total parent company equity	$262,680	$204,196	$228,089	$258,961	$185,782	$21,634

(1)
The gain on sale of assets of $49.7 million relates to the sale of our manufacturing and related administrative facilities in Brooklyn Park, Minnesota, and related assets therein, to Genmab A/S and the assumption of certain of our lease obligations related to our facilities in Plymouth, Minnesota (together, the "Manufacturing Assets") during March 2008. See Note 6 to the Combined Financial Statements for further information.

(2)
Represents acquired in-process research and development related to our acquisition of Eos Biotechnology, Inc. and the purchase of certain technology from Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd. (together, "Roche") that had not yet achieved technological feasibility. See Note 5 to the Combined Financial Statements for further information on our Roche arrangement.

(3)
See Note 7 to the Combined Financial Statements for details related to our restructuring charges.

(4)
See Note 8 to the Combined Financial Statements for details related to our asset impairment charges.

 Management's Discussion and Analysis of Financial Condition and Results of Operations

        This Information Statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements other than statements of historical facts are "forward looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or licensing or collaborative arrangements, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "believes," "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained in this report are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including the risk factors described in "Risk Factors" and for the reasons described elsewhere in this Information Statement. All forward-looking statements and reasons why results may differ included in this Information Statement are made as of the date hereof, and we assume no obligation to update these forward-looking statements or reasons why actual results might differ.

Overview

        We are a biotechnology company that designs and develops antibody therapeutics for the treatment of oncology and immunologic diseases. Antibodies have become an accepted and proven therapeutic modality and numerous antibody therapeutics for a wide range of indications are currently on the market. Despite these advances, there remain many opportunities to create new and improved antibodies. Building on our years of experience in antibody engineering and design, we are focused on discovering and developing antibodies that improve upon or offer advantages over current treatment options.

        Our business strategy focuses primarily on the following two areas:

  •
  Developing and expanding our pipeline of antibodies:  We are focused on advancing our existing clinical programs and expanding our pipeline with additional antibody development programs. We currently have four antibodies in the clinic, two in phase 2 and two in phase 1, for oncology and immunologic disease indications. We also seek to expand our pipeline either through in-house discovery or via in-licensing opportunities. Consistent with this goal, we have identified an IND candidate for a fifth antibody, our lead preclinical antibody candidate, for an immunologic disease indication.

  •
  Discovering new antibodies:  Building on our years of experience in the humanization of antibodies, we are leveraging our strength in antibody engineering to identify and design antibodies that target new mechanisms and pathways in disease, and to improve upon the overall characteristics of antibody therapeutics. Our research efforts focus on the identification and validation of novel targets, while we also utilize our unique antibody engineering technologies to explore the development of improved next-generation antibodies.

        We believe we can leverage our key strengths to successfully implement our strategy and efficiently develop antibody therapeutics that transform medical care. Our key strengths and assets include the following: our ability to engineer and optimize therapeutic antibodies and direct them to novel validated targets; our process sciences capabilities to create highly efficient manufacturing of antibodies from clinical through to commercial scale; our early development capabilities, including our portfolio of phase 1 and phase 2 antibody product candidates in oncology and immunology; our experienced management team; and our strong cash position and balance sheet.

        We believe that strategic collaborations and licensing activities also will help us to succeed at implementing our strategy and increase the potential success of our research and development programs and the Company. Through such strategic collaborations or licensing activities, we believe we can enhance our ability to develop and expand our pipeline of antibodies and discover new antibodies.

        Strategic collaborations can help to increase the potential value of our drug development programs and our company in a number of ways, including: (1) allowing us to retain economic participation in programs, (2) supporting the discovery and development of additional antibody products, (3) bringing new capabilities and knowledge that can enhance our own research and development capabilities, (4) helping to accelerate our development timelines and (5) mitigating the overall risk of our strategy.

        Licensing activities include both in-licensing and out-licensing activities. We will continue to pursue in-licensing of antibody candidates to expand or diversify our pipeline and in-licensing of new technologies that may be complementary to our current antibody discovery capabilities. In addition, we intend to evaluate opportunities to develop and out-license new, proprietary antibody technologies, which we believe may provide advantages to pharmaceutical and biotechnology companies involved in the development of antibody therapeutics.

        We have never operated as a separate, stand-alone entity. In addition, there have been a number of events over the past several years that have had a significant impact on our operations. As a result of these factors, our historical financial results are not likely to be indicative of our future financial performance. Events that have had a significant impact on our operations include:

  •
  Our collaboration agreements and amendments and terminations of those agreements have materially affected our historical revenues and other financial results. In 2005, we amended a prior agreement with Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd. (together, "Roche") which effectively resulted in the elimination of royalties on sales of the antibody product Zenapax after the first quarter of 2006. We had been generating royalties from Zenapax sales beginning the first quarter of 1998. In addition, in 2004 and in 2005, we entered into collaboration agreements with Roche for the development of daclizumab for the treatment of asthma and transplant maintenance, respectively. However, in 2006 and in 2007, Roche terminated these collaboration agreements. See Note 5 to the Combined Financial Statements for further details about our arrangements with Roche. As we no longer recognize revenue from sales of Zenapax, and as we currently only have two collaboration agreements (with Biogen Idec and Bristol-Myers Squibb Company (BMS)), going forward, absent any additional collaboration agreements, and the receipt of certain contingent consideration milestone payments and royalties as described below, we anticipate that our revenues will be lower than the levels experienced in 2007, 2006 and 2005.

  •
  We began building a state-of-the-art, commercial scale manufacturing facility in March 2002 to initially manufacture our development-stage products and, ultimately, our commercial products. We placed the facility into service in July 2006. We incurred significant capital expenditures to build this facility and our total research and development expenses increased significantly over this period to staff and ultimately run these manufacturing operations. In March 2008, in connection with our overall strategic process, we sold this facility. For the foreseeable future, we will utilize external contract manufacturing organizations to manufacture product for our development programs. As a result of the sale of the manufacturing facility and our decision to outsource manufacturing activities, we expect our manufacturing-related research and development expenses in the near-term to be significantly lower than the levels experienced in 2007, 2006 and 2005.

  •
  In connection with our overall strategic process, developments in our pipeline programs and our effort to reduce our operating expenses to a level more consistent with a company focused solely on antibody discovery and development, in March 2008, we commenced a restructuring plan pursuant to which we eliminated approximately 120 employment positions and would eliminate approximately 130 additional employment positions over the subsequent 12 months. Subsequent to the restructuring, which is expected to be substantially completed by the end of the first quarter of 2009, we expect to have between 280 and 300 employees, significantly below our historical levels. Once we complete the restructuring, we expect our total operating expenses in the near-term to be significantly lower than the levels experienced in 2007, 2006 and 2005. However, we will not achieve the full benefit of the restructuring until we complete the planned restructuring activities, as our operating expenses will include expenses relating to severance benefits for the future termination of employees and retention for these employees through their termination dates.

        Overall, we expect that in the near-term, both our total revenues and, particularly after we complete the restructuring, our total operating expenses, will be lower than the levels experienced in 2007, 2006 and 2005. Future revenue will vary from period to period and will substantially depend on whether (1) we are successful in our existing collaboration and receive milestone payments thereunder, (2) we are successful in entering into new collaboration agreements and (3) we receive the contingent consideration milestone payments and any royalties under the asset purchase agreement with EKR and the amount and timing of all these potential payments. Revenues will also vary depending on which party in any collaboration is incurring the majority of development costs in any period. In the future, after we complete our restructuring plans, we would expect our operating expense increases or decreases to correlate generally with the development of our potential products. Future operating expenses also will depend on whether we are successful in entering into new collaboration agreements and will vary from period to period depending on which party in our existing collaboration, and any potential new collaborations, is incurring the majority of development costs in any period. In addition, we are actively seeking to sublease excess capacity in our Redwood City facilities. If we are able to sublease any of this excess capacity, our lease expenses would decline. The process of subleasing office space can be lengthy and uncertain and we cannot assure if and when we may sublease any of our excess capacity or the amount of excess capacity that we may ultimately be able to sublease. Our total operating expenses will vary depending on the outcome and timing of this process.

Recent Event

        In August 2008, we and BMS entered into a collaboration agreement for the joint development and commercialization of our anti-CS1 antibody, elotuzumab, in multiple myeloma and other potential oncology indications. Under the terms of the agreement, BMS has an option to expand the collaboration to include PDL241, another anti-CS1 antibody, upon completion of certain pre-agreed preclinical studies. In connection with the closing of this agreement, we received an upfront cash payment of $30 million from BMS, and we are eligible to receive development and commercialization milestones based on the further successful development of elotuzumab and PDL241, if it is included in the collaboration. If BMS exercises its option to expand the collaboration to include PDL241, we would receive an additional cash payment of $15 million upon such exercise.

        Under the terms of the agreement, BMS will fund 80 percent of the worldwide development costs. The companies would share profits on any U.S. sales of elotuzumab, with us receiving a higher portion of the profit share than represented by our 20 percent share of development funding. Outside the United States, we would receive royalties on net sales.

Summary Financial Results

        Over the past three years, our total revenues fluctuated from $29.9 million in 2005 to $51.4 million in 2006 to $26.7 million in 2007. These fluctuations primarily were due to the impact of our arrangements with Roche as described above and, to a lesser degree, our collaboration with Biogen Idec. Over this same three-year period, our total operating expenses increased from a low of $197.4 million in 2005 to a high of $252.4 million in 2007. Our research and development expenses increased primarily due to the advancement of our clinical development programs and the scale-up of our manufacturing operations and the headcount growth required to support these activities. General and administrative expenses also increased over this period to support the growth of our research and development business.

        During the nine months ended September 30, 2008 and the years ended December 31, 2007, 2006 and 2005, we recognized net losses of $111.8 million, $227.3 million, $186.7 million and $166.2 million, respectively. During these periods, our historical financial results have included certain gains and losses, including a $49.7 million gain on the sale of our manufacturing facility during the first quarter of 2008 and asset impairment charges of $3.8 million, $5.5 million, $0.9 million and $15.8 million in the first nine months of 2008 and the years ended December 31, 2007, 2006 and 2005, respectively. With respect to our restructuring activities that were initiated in the third quarter of 2007 and in the first quarter of 2008, we recognized restructuring charges totaling $9.4 million and $6.7 million in the first nine months of 2008 and the year ended December 31, 2007, respectively.

Economic and Industry-Wide Factors

        Various economic and industry-wide factors are relevant to us and could affect our business, including the factors set forth below.

  •
  Our business will depend in significant part on our ability to successfully develop innovative new drugs. Drug development, however, is highly uncertain and very expensive, typically requiring hundreds of millions invested in research, development and manufacturing elements. Identifying drug candidates to study in clinical trials requires significant investment and may take several years. In addition, the clinical trial process for drug candidates is usually lengthy, expensive and subject to high rates of failure throughout the development process. As a result, a majority of the clinical trial programs for drug candidates are terminated prior to applying for regulatory approval. Even if a drug receives FDA or other regulatory approval, such approval could be conditioned on the need to conduct additional trials, or we could be required to or voluntarily decide to suspend marketing of a drug as a result of safety or other events.
  •
  Our industry is subject to extensive government regulation, and we must make significant expenditures to comply with these regulations. For example, the FDA regulates, among other things, the development, testing, research, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, quality control, adverse event reporting, advertising, promotions, sale and distribution of our products. The development of our products outside of the United States is subject to similar extensive regulation by foreign governments, which regulations are not harmonized with the regulations of the United States.

  •
  The manufacture of antibodies for use as therapeutics in compliance with regulatory requirements is complex, time-consuming and expensive. If our product candidates are not manufactured in accordance with FDA and European good manufacturing practices, we may not be able to obtain regulatory approval for our product candidates. We do not have either facilities or resources to manufacture our potential products. Accordingly, we are reliant on third-party manufacturers for the supply of all of our development products.

  •
  Our business success is dependent in significant part on our success in establishing intellectual property rights, either internally or through in-license of third-party intellectual property rights,

    and protecting our intellectual property rights. If we are unable to protect our intellectual property, we may not be able to compete successfully and our revenues and operating results would be adversely affected. Our pending patent applications may not result in the issuance of valid patents or our issued patents may not provide competitive advantages or may be reduced in scope. Proceedings to protect our intellectual property rights are expensive, can, and have, continued over many years and could result in a significant reduction in the scope or invalidation of our patents, which could adversely affect our results of operations.

  •
  To be successful, we must retain qualified scientific, clinical, operations, marketing, administrative and management personnel. We face significant competition for experienced personnel.

  •
  Our long-term prospects will be dependent upon our ability to secure capital resources.

        See also "Risk Factors" for additional information on these economic and industry-wide and other factors and the impact they could have on our business and results of operations.

The Separation of Facet Biotech from PDL

        On April 10, 2008, PDL announced its intention to separate its Biotechnology Business into an independent, publicly traded company through a spin-off of 100 percent of our stock to PDL stockholders. Completion of the spin-off is expected in the fourth quarter of 2008, subject to certain conditions, including final approval from PDL's Board to complete the spin-off. Following the distribution, PDL's stockholders will own 100 percent of the equity in both companies. The separation will not require a vote by PDL stockholders. The Biotechnology Business discussed herein represents the historical operating results and financial condition of Facet Biotech. Any references to "we," "us," "Facet Biotech" or the "Company" refer to the Biotechnology Business as operated as a part of PDL prior to the spin-off.

Basis of Presentation

        The combined financial statements have been prepared using PDL's historical cost basis of the assets and liabilities of the various activities that comprise the Biotechnology Business as a component of PDL and reflect the results of operations, financial condition and cash flows of the Biotechnology Business as a component of PDL. The statements of operations include expense allocations for general corporate overhead functions historically shared with PDL, including finance, legal, human resources, investor relations and other administrative functions, which include the costs of salaries, benefits and other related costs, as well as consulting and other professional services. Where appropriate, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to the Biotechnology Business by PDL were allocated to Facet Biotech based on the relative percentages, as compared to PDL's other businesses, of headcount or another appropriate methodology depending on the nature of each item of cost to be allocated.

        The costs historically allocated to us by PDL for the services it has shared with us may not be indicative of the costs we will incur for these services following the spin-off. Certain anticipated incremental costs and other adjustments that give effect to the spin-off are not reflected in our historical combined financial statements.

Critical Accounting Policies and the Use of Estimates

        The preparation of our combined financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our combined financial statements and accompanying notes. Actual results could differ materially from those estimates. The items in our combined financial statements requiring significant estimates and judgments are as follows:

  Revenue Recognition

        We have entered and may enter into collaboration and licensing arrangements that contain multiple elements, such as upfront license fees, reimbursement of research and development expenses, milestones related to the achievement of particular stages in product development and royalties. Under these types of arrangements, we may receive nonrefundable upfront fees, time-based licensing fees and reimbursement for all or a portion of certain predefined research and development or post-commercialization expenses, and our licensees may make milestone payments to us when they or we achieve certain levels of development with respect to the licensed technology. Generally, when there is more than one deliverable under the agreement, we account for the revenue as a single unit of accounting under Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangement with Multiple Deliverables," for revenue recognition purposes. As a combined unit of accounting, the upfront payments are recognized ratably as the underlying services are provided under the arrangement. We recognize "at risk" milestone payments upon achievement of the underlying milestone event and when they are due and payable under the arrangement. Milestones are deemed to be "at risk" when, at the onset of an arrangement, management believes that they will require a reasonable amount of effort to be achieved and are not simply reached by the lapse of time or perfunctory effort. We currently determine attribution methods for each payment stream based on the specific facts and circumstances of the arrangement. The Emerging Issues Task Force could provide additional guidance in Issue No. 08-1, "Revenue Recognition for a Single Unit of Accounting" which could change our method of revenue recognition.

  Collaborative Arrangements

        In December 2007, the Financial Accounting Standards Board ("FASB") ratified the final consensuses in EITF Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"), which requires certain income statement presentation of transactions with third parties and of payments between the parties to the collaborative arrangement, along with disclosure about the nature and purpose of the arrangement. We are required to adopt EITF 07-1 on or before January 1, 2009. We have elected to early adopt the provisions of EITF 07-1 and have presented our collaboration revenues and expenses in accordance with EITF 07-1 for all periods presented.

        Collaboration agreements, including our existing collaboration agreements, involve a combination of upfront fees, milestones and reimbursement of development costs for which we may not be able to establish fair value of the undelivered elements. When we can not establish such fair value, we recognize the upfront fees and certain milestones that are not deemed to be "at risk" over the estimated development period. With respect to the reimbursement of development costs, each quarter, we and our collaborator(s) reconcile what each party has incurred in terms of development costs, and we record either a net receivable or a net payable in our combined financial statements. For each quarterly period, if we have a net receivable from a collaborator, we recognize revenues by such amount, and if we have a net payable to our collaborator, we recognize additional research and development expenses by such amount. Therefore, our revenues and research and development expenses may fluctuate depending on which party in the collaboration is incurring the majority of the development costs in any particular quarterly period.

  Clinical Trial Expenses

        We base our cost accruals for clinical trials on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations (the "CROs"). In the normal course of business, we contract with third parties to perform various clinical trial activities in the ongoing development of potential drugs. The financial terms of these agreements vary from contract to contract, are subject to negotiation and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful accrual of patients or the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our combined financial statements to the actual services received and efforts expended. As such, we recognize direct expenses related to each patient enrolled in a clinical trial on an estimated cost-per-patient basis as services are performed. In addition to considering information from our clinical operations group regarding the status of our clinical trials, we rely on information from CROs, such as estimated costs per patient, to calculate our accrual for direct clinical expenses at the end of each reporting period. For indirect expenses, which relate to site and other administrative costs to manage our clinical trials, we rely on information provided by the CRO, including costs incurred by the CRO as of a particular reporting date, to calculate our indirect clinical expenses. In the event of early termination of a clinical trial, we would recognize expenses in an amount based on our estimate of the remaining non-cancelable obligations associated with the winding down of the clinical trial, which we would confirm directly with the CRO.

        If our CROs were to either under or over report the costs that they have incurred or if there is a change in the estimated per patient costs, it could have an impact on our clinical trial expenses during the period in which they report a change in estimated costs to us. Adjustments to our clinical trial accruals primarily relate to indirect costs, for which we place significant reliance on our CROs for accurate information at the end of each reporting period. Based upon the magnitude of our historical adjustments, we believe that it is reasonably possible that a change in estimate related to our clinical accruals could be approximately 1 percent of our annual research and development expenses.

  Employee Stock-Based Compensation

        Our employees have in the past received PDL stock-based compensation awards. We account for employee stock-based compensation costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123R ("SFAS No. 123R"), which requires us to measure compensation cost for stock awards at fair value and recognize compensation expense over the service period for which awards are expected to vest. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected holding period.

        Further, SFAS No. 123(R) requires that employee stock-based compensation costs be recognized over the requisite service period, or the vesting period, in a manner similar to all other forms of compensation paid to employees. The allocation of employee stock-based compensation costs to each operating expense line are estimated based on specific employee headcount information at each grant date and estimated stock option forfeiture rates and would be revised, if necessary, in future periods if actual employee headcount information or forfeitures differ materially from those estimates. As a result, the amount of employee stock-based compensation costs we recognize in each operating expense category in future periods may differ significantly from what we have recorded in the current period. For example, in the second quarter of 2008, we increased our estimated forfeiture rate from 10.8 percent to approximately 19.5 percent, which was based on historical forfeiture rates adjusted for certain one-time events and the impact of more recent trends on our future forfeitures, resulting in a decrease to stock-based compensation expense during the quarter of $1.7 million. In future periods, we will continue to revise our estimated forfeiture rates. A hypothetical eight percentage point change in the rate of estimated stock option forfeitures could result in an increase or decrease to stock-based compensation expense of approximately $1.0 million.

Results of Operations

Revenues

        Revenues consist of (1) license and milestone revenues from collaborations, (2) reimbursement of research and development ("R&D") expenses under collaborations and (3) other revenues. Other revenues include license and milestone revenues from the outlicensing of our technologies, humanization revenues and royalty revenues from sales of Zenapax (daclizumab) by Roche.

	Years Ended December 31,			Nine Months Ended September 30,
(In thousands)	2007	2006	2005	2008	2007
License and milestones from collaborations	$19,217	$29,764	$9,395	$5,772	$12,120
Reimbursement of R&D services under collaborations	5,415	18,784	10,038	2,766	5,415
Other	2,060	2,869	10,424	3,075	1,000

Total revenues	$26,692	$51,417	$29,857	$11,613	$18,535

	Annual Percent Change		Interim Percent Change
	2007/2006	2006/2005	2008/2007
License and milestones from collaborations	(35)%	217%	(52)%
Reimbursement of R&D services under collaborations	(71)%	87%	(49)%
Other	(28)%	(72)%	208%
Total revenues	(48)%	72%	(37)%

        Total revenues increased by 72 percent in 2006 from 2005 primarily due to (1) the acceleration of $20.5 million in previously deferred revenue that we recognized during the second half of 2006 related to Roche's election to discontinue its involvement in both the asthma and transplant maintenance collaborations for daclizumab, which terminations were effective in August 2006 and April 2007, respectively, (2) a $5.0 million milestone that we earned in the fourth quarter of 2006 related to the asthma collaboration and (3) a $2.8 million increase in revenues from our collaboration with Biogen Idec, which we entered into in September 2005. In accordance with EITF 07-1, as more fully described in Critical Accounting Policies and the Use of Estimates, when we incur a higher level of reimbursable R&D expenses than our collaborators do under our collaboration agreements, it results in revenue to us. In addition, assuming our expense levels remain flat, our revenues are higher in a particular period when our collaborators incur lower costs and our revenues are lower when our collaborators incur higher costs, since we recognize the "net" receivable due to us under the collaborations as revenue. During 2005, Biogen Idec incurred a low level of reimbursable R&D expenses under this collaboration agreement, which resulted in revenue to us equal to nearly half of our expenses. During 2006, we incurred more than double the reimbursable R&D expenses than we did in 2005, which resulted in increased revenues. However, since Biogen Idec also incurred an increased amount of reimbursable R&D expenses during 2006, this increase in our collaborator's R&D activity slightly offset the increase in our revenue period over period. Such increases in revenues under our collaboration agreements were partially offset by a $7.3 million decrease in revenues over this period as a result of the absence of royalties from product sales of the Zenapax (daclizumab) antibody product beginning in the second quarter of 2006 under the terms of the Second Amended and Restated Worldwide Agreement with Roche executed in the fourth quarter of 2005 (see Note 5 to the Combined Financial Statements for further details about our arrangements with Roche).

        Revenues decreased 48 percent for the year ended December 31, 2007 from 2006 due to (1) the accelerated recognition in 2006 of $20.5 million in previously deferred revenue as a result of the discontinuation of our collaborations with Roche and (2) a $13.4 million decrease in revenues in 2007 related to reimbursement for R&D services as a result of the termination of our Roche collaborations and lower R&D reimbursable expenses incurred by us under our collaboration agreement with Biogen Idec. These decreases in total revenues were partially offset by the acceleration of $5.2 million in previously deferred revenue that we recognized during the first four months of 2007 resulting from the April 2007 termination of our collaboration with Roche for the joint development of daclizumab in the transplant maintenance indication.

        Revenues decreased 37 percent for the nine months ended September 30, 2008 as compared to the same period in 2007 due to (1) the recognition of $7.2 million in the first nine months of 2007 related to our agreement with Roche to co-develop daclizumab for transplant maintenance, which was terminated effective April 2007 and (2) a decrease of $4.0 million in revenue recognized under our collaboration agreement with Biogen Idec primarily due to higher reimbursable R&D expenses incurred by Biogen Idec in the first nine months of 2008 as compared to the first nine months of 2007. Such decreases from amounts recognized in the first nine months of 2007 were partially offset by $2.5 million in milestone payments that we recognized during the first nine months of 2008 and $2.2 million in revenues recognized in the third quarter of 2008 under our collaboration with BMS.

        Future revenue will vary from period to period and will substantially depend on whether (1) we are successful in our existing collaboration and receive milestone payments thereunder, (2) we are successful in entering into new collaboration agreements and (3) we receive the contingent consideration milestone payments and any royalties under the asset purchase agreement with EKR, and the amount and timing of all these potential payments. Revenues will also vary depending on which party in any collaboration is incurring the majority of development costs in any period.

Costs and Expenses

	Years Ended December 31,			Nine Months Ended September 30,
(In thousands)	2007	2006	2005	2008	2007
Research and development	$195,130	$200,720	$155,816	$123,455	$145,148
General and administrative	45,045	36,590	25,833	35,078	31,431
Gain on sale of assets	—	—	—	(49,671)	—
Restructuring charges	6,668	—	—	9,441	6,131
Asset impairment charges	5,513	900	15,769	3,784	5,331

Total costs and expenses	$252,356	$238,210	$197,418	$122,087	$188,041

	Annual Percent Change		Interim Percent Change
	2007/2006	2006/2005	2008/2007
Research and development	(3)%	29%	(15)%
General and administrative	23%	42%	12%
Total costs and expenses	6%	21%	(35)%

Research and Development Expenses

        Our R&D activities include (1) research and discovery, (2) product operations and (3) clinical and preclinical operations. Our research and discovery activities include research, drug discovery and target validation. Our product operations activities include process development, purification, formulation, stability and internal and contract manufacturing. Clinical and preclinical operations include preclinical development, toxicology, pharmacokinetics, bioanalytics and clinical development, which includes regulatory, safety, medical writing, biometry, U.S. and European clinical operations, compliance, quality and program management. R&D expenses consist primarily of costs of personnel to support these R&D activities, as well as outbound milestone payments and technology licensing fees, costs of preclinical studies, costs of conducting our clinical trials, such as fees to CROs and clinical investigators, monitoring costs, data management and drug supply costs, R&D funding provided to third parties and an allocation of facility and overhead costs, principally information technology.

        The table below reflects the development for each of our products in clinical development and the R&D expenses recognized in connection with each product. See the "Our Business-Our Product Pipeline" section of this Information Statement for further details of each of our development programs.

				Research and Development Expenses
							Nine Months Ended September 30,
				Years Ended December 31,
	Description/ Indication	Phase of Development
Product Candidate			Collaborator	2007	2006	2005	2008	2007
				(in thousands)
Daclizumab				$25,634	$50,356	$37,482	$19,824	$18,082
	Multiple sclerosis	Phase 2	Biogen Idec
	Transplant maintenance	Phase 2 program being evaluated	—
	Asthma	Discontinued	—
Volociximab (M200)	Solid tumors	Phase 2	Biogen Idec	14,933	16,234	27,465	16,310	11,127
Elotuzumab (HuLuc63)	Multiple myeloma	Phase 1	BMS	27,058	16,322	10,300	27,272	16,297
PDL192	Solid tumors	Phase 1	—	26,141	5,650	—	9,278	21,752
Nuvion (visilizumab)	IV steroid-refractory ulcerative colitis	Terminated in August 2007	—	40,350	57,511	28,209	7,784	34,859
Other Program-Related Costs(1)	Multiple programs and products	—	—	1,218	3,901	4,034	10,999	1,955
Non-Program-Related Costs(2)	—	—	—	59,796	50,746	48,326	31,988	41,076

Total Research and Development Expenses				$195,130	$200,720	$155,816	$123,455	$145,148

(1)
Other Program-Related Costs consist of the aggregate research and development costs for those distinct programs or products that do not individually constitute more than 5% of the total research and development expenses for the periods presented.

(2)
Non-Program-Related Costs consist of the aggregate research and development costs that are not associated with any particular program or product, but rather, support our broad research and development efforts. Such costs primarily include those related to discovery of new antibody candidates and manufacturing and quality activities in support of product development activities.

        The $44.9 million increase in R&D expenses in 2006 compared to 2005 was primarily due to increases in our Nuvion and daclizumab program costs, partially offset by decreases in the program costs for volociximab. The $12.9 million increase in our daclizumab program costs primarily related to increased activities associated with our Roche collaboration in 2006, and the $29.3 million increase in Nuvion program costs was due to the increased activity associated with the late stage clinical trials underway in 2006. The decrease in our volociximab program costs in 2006 was primarily due to our entering into the collaboration on this program with Biogen Idec in the second half of 2005, at which point we and Biogen Idec began sharing the program costs. Also in 2006, we adopted SFAS No. 123(R), and as a result, our stock compensation expense included in R&D expenses for 2006 increased by approximately $12.0 million as compared to 2005.

        The $5.6 million decrease in R&D expenses in 2007 compared to 2006 was due primarily to decreases in our daclizumab and Nuvion program costs, partially offset by increases in development costs for PDL192 and elotuzumab. The $24.7 million decrease in our daclizumab expenses was the result of the slowing of our clinical development programs in asthma and transplant maintenance in late 2006 and early 2007 due to the termination of our collaborations with Roche. The $17.2 million reduction in Nuvion spend in 2007 was the result of the termination of this phase 3 program in the third quarter of 2007. The $10.7 million increase in elotuzumab costs in 2007 was due to the commencement of the phase 1 trials in multiple myeloma, including related manufacturing costs, and the $20.5 million increase in PDL192 expenses was due to manufacturing efforts and preclinical work in preparation for an IND filing. In addition, non-program specific research and development costs increased due to increased costs associated with the lab facilities in our new headquarters in Redwood City.

        The $21.7 million decrease in our R&D expenses during the first nine months of 2008 in comparison to the first nine months of 2007 was attributable to decreases in our Nuvion and PDL192 program costs, partially offset by increases in development costs for elotuzumab. The $27.1 million decrease in Nuvion costs was due to the decision to terminate the Nuvion phase 3 development programs during the third quarter of 2007, and the $12.5 million reduction in development expenses for PDL192 was primarily the result of a decrease in PDL192 manufacturing activity in the first nine months of 2008 in comparison to 2007. The $11.0 million increase in program costs for elotuzumab was due to manufacturing campaigns that occurred in the first nine months of 2008, whereas there were no such manufacturing campaigns in the first nine months of 2007 for this product.

        We currently do not have reliable estimates of total costs for a particular drug candidate to reach the market. Our potential antibody products are subject to a lengthy and uncertain regulatory process that may involve unanticipated additional clinical trials and may not result in receipt of the necessary regulatory approvals. Failure to receive the necessary regulatory approvals would prevent us from commercializing the product candidates affected. In addition, clinical trials of our potential products may fail to demonstrate safety and efficacy, which could prevent or significantly delay regulatory approval.

        The length of time that a development program is in a given phase varies substantially according to factors relating to the development program, such as the type and intended use of the potential product, the clinical trial design, and the ability to enroll patients. For partnered programs, advancement from one phase to the next and the related costs to do so is also dependent upon certain factors that are controlled by our partners. According to industry statistics, it generally takes 10 to 15 years to research, develop and bring to market a new prescription medicine in the United States. In light of the steps and complexities involved, the successful development of our potential products is highly uncertain. Actual timelines and costs to develop and commercialize a product are subject to enormous variability and are very difficult to predict. In addition, various statutes and regulations also govern or influence the manufacturing, safety reporting, labeling, storage, record keeping and marketing of each product.

        For a discussion of the risks and uncertainties associated with the timing of completing a product development phase, see the "If our research and development efforts are not successful, we may not be able to effectively develop new products," "The clinical development of drug products is inherently uncertain and expensive and subject to extensive government regulation," "We must comply with extensive government regulations and laws," "We may be unable to enroll a sufficient number of patients in a timely manner in order to complete our clinical trials," "We face significant competition," "Changes in the U.S. and international health care industry, including regarding reimbursement rates, could adversely affect the commercial value of our development product candidates," "We must protect our patent and other intellectual property rights to succeed," "If our collaborations are not successful or are terminated by our collaborators, we may not effectively develop and market some of our product candidates," "The failure to gain market acceptance of our product candidates among the medical community would adversely affect our revenue," "We may be unable to obtain or maintain regulatory approval for our products," "Manufacturing changes may result in delay in obtaining regulatory approval or marketing for our products" sections of our Risk Factors within this Information Statement.

General and Administrative Expenses

        General and administrative expenses generally consist of costs of personnel, professional services, consulting and other expenses related to our administrative and marketing functions, and an allocation of facility and overhead costs.

        General and administrative expenses for the year ended December 31, 2006 increased $10.8 million from 2005. This increase was primarily due to an increase in stock-based compensation expenses of $5.4 million resulting from the adoption of SFAS No. 123R in 2006 and increases in other personnel-related expenses, consulting services and facility-related expenses.

        General and administrative expenses for the year ended December 31, 2007 increased $8.5 million from 2006. This increase was due to $2.1 million in executive severance payments that were accrued for during the fourth quarter of 2007 (see Note 7 to the Combined Financial Statements for more details) and $5.3 million in depreciation reflected as general and administrative in 2007 related to idle capacity in our former Minnesota manufacturing facility. These increases were partially offset by a decrease in stock-based compensation expense of $1.9 million.

        General and administrative expenses increased by $3.6 million during the first nine months of 2008 in comparison to the same nine months in 2007. In the first nine months of 2008, (1) we classified $4.1 million of facilities costs related to idle R&D capacity in our Redwood City facilities as general and administrative expenses, (2) we recognized expenses of $2.1 million for retention bonuses that were offered to our employees, (3) legal expenses increased by $2.1 million from the comparable 2007 period due to spin-off and other strategic efforts and (4) depreciation allocated to general and administrative expenses increased by $1.5 million as we placed into service in late 2007 leasehold improvements associated with our Redwood City facilities. Such increases were partially offset by lower compensation expense as a result of our restructuring activities that commenced in March 2008.

Gain on Sale of Assets

        In March 2008, we sold our Manufacturing Assets to an affiliate of Genmab A/S ("Genmab"), for total cash proceeds of $240 million. We recognized a pre-tax gain of $49.7 million upon the close of the sale in March 2008. Such gain represents the $240 million in gross proceeds, less the net book value of the underlying assets transferred of $185.4 million and $4.9 million in transaction costs and other charges.

        In connection with the sale of the Manufacturing Assets, we entered into an agreement with Genmab under which we and Genmab will each provide transition services to the other through March 2009. In addition, to fulfill our clinical manufacturing needs in the near-term, we entered into a clinical supply agreement with Genmab that became effective upon the close of the transaction. Under the terms of the clinical supply agreement, Genmab agreed to produce clinical trial material for certain of our pipeline products until March 2010.

Restructuring Charges

  Manufacturing Restructuring

        In August 2007, in connection with a months-long evaluation of strategic alternatives that PDL's management and Board conducted, PDL announced a strategic change to focus its business on the discovery and development of novel antibodies in oncology and select immunologic diseases. As a result of this new strategic focus, PDL communicated its intent to sell certain of its assets that were not aligned with this new strategic direction. In addition, PDL announced its plans to conduct a thorough review of its organization, where it anticipated a sizeable workforce reduction, to ensure that its structure and scope of operations were appropriately aligned with its new strategy.

        In late September 2007, PDL's Board formally approved a workforce reduction related to our former manufacturing operations. During the third quarter of 2007, we informed employees that any employees terminated in a reduction would be eligible for a severance package generally consisting of 12 weeks of salary and medical benefits and up to three months of outplacement services. In early October 2007, we notified the 104 individuals affected by this workforce reduction, and all impacted employees were provided 60 days' advance notice of the date their employment would terminate. In 2007, we recognized restructuring charges related to this workforce reduction of $3.6 million, consisting of $2.4 million in post-termination severance costs, $0.3 million of 401(k) matching payments and $0.9 million of salary and bonus accruals relating to the portion of the 60-day notice period over which the terminated employees would not be providing services related to the Biotechnology Business. In 2007, all actions under this restructuring plan were completed and substantially all payments were made.

  Facilities-related Restructuring

        During the third quarter of 2007, we initiated our move from our prior corporate headquarters in Fremont, California to our new location in Redwood City, California. In connection with this move, we ceased use of a portion of the leased property in Fremont, California and, as a result, we recognized a restructuring charge of approximately $1.3 million. We paid all obligations relating to these leases by the end of the first quarter of 2008, when the leases on these facilities terminated.

        In addition, during 2007, we ceased use of two of our leased facilities in Plymouth, Minnesota. During 2007, we recognized restructuring charges of $1.8 million related to these leased facilities. In connection with the sale of our Manufacturing Assets in March 2008, Genmab assumed our obligations for one of these two facilities. We expect to pay all obligations accrued relating to the remaining lease by the end of the first quarter of 2009.

  Company-wide Restructuring

        In an effort to reduce our operating costs to a level more consistent with a biotechnology company focused on antibody discovery and development, in March 2008, we commenced a restructuring plan pursuant to which we eliminated approximately 120 employment positions and will eliminate approximately 130 additional employment positions over the subsequent 12 months. All impacted employees were notified in March 2008. Subsequent to the completion of the restructuring, we expect to have between 280 and 300 employees.

        Employees terminated in connection with the restructuring are eligible for a package consisting of severance payments of generally 12 weeks of salary and medical benefits along with up to three months of outplacement services. During the first nine months of 2008, we recognized restructuring charges of $9.4 million, primarily consisting of post-termination severance costs as well as salary accruals relating to the portion of the 60-day notice period over which the terminated employees would not be providing services to the Company.

        The following table summarizes the restructuring activity discussed above, as well as the remaining reserve balance at September 30, 2008:

(In thousands)	Personnel Costs	Facilities Related	Total
Balance at December 31, 2006	$—	$—	$—
Restructuring charges	3,616	3,052	6,668
Payments	(3,205)	(1,195)	(4,400)
Other	—	55	55

Balance at December 31, 2007	411	1,912	2,323
Restructuring charges	9,239	202	9,441
Payments	(6,771)	(1,887)	(8,658)

Balance at September 30, 2008	$2,879	$227	$3,106

Asset Impairment Charges

        In October 2003, we entered into the Amended and Restated Worldwide Agreement with Roche regarding the outlicense of certain rights to daclizumab, including the right to market and sell Zenapax (daclizumab) for the prevention of acute organ rejection in patients receiving kidney transplants. Under the Amended and Restated Worldwide Agreement, we had the right to terminate our license to Roche in consideration of a fee payable to Roche (the "reversion right"). In October 2005, pursuant to the terms of the Second Amended and Restated Worldwide Agreement with Roche, we agreed to relinquish our reversion right we had held under the Amended and Restated Worldwide Agreement. As a result, during the fourth quarter of 2005, we wrote off the carrying value of the reversion right of $15.8 million. (See Note 5 to the Combined Financial Statements for details about our arrangements with Roche.)

        In June 2006, we concluded that the carrying amount of certain of our licensed research technology was impaired because we abandoned the related technology associated with certain research projects we originally acquired in the third quarter of 2004. Accordingly, we recorded an impairment charge of $0.9 million, representing the unamortized balance prior to the impairment assessment, during the second quarter of 2006.

        In June 2007, management committed to a plan to sell real estate that comprised part of our prior corporate headquarters in Fremont, California. Based on market value information we had at the time, we concluded that the net carrying value of the assets was impaired as of June 30, 2007, and during the second quarter of 2007, we recognized an impairment charge of $5.0 million to reduce the net carrying value of the assets to $20.6 million, which was our estimate of fair value, less costs to sell. The sale of these two buildings closed in October 2007 on terms generally consistent with those expected and, as a result, no significant gain or loss on the sale was recognized at the time of the sale.

        Total asset impairment charges for the nine months ended September 30, 2008 and 2007 were $3.8 million and $5.3 million, respectively. During the first nine months of 2008, such charges primarily represented the costs of certain research equipment that was expected to have no future useful life, and certain information technology projects that were terminated and had no future benefit to us as a result of our restructuring activities. During the first nine months of 2007, such charges primarily related to the impairment of two buildings that comprised part of our prior corporate headquarters in Fremont, California, as discussed above.

Other Income and Expense, Net and Interest Expense

	Years Ended December 31,			Nine Months Ended September 30,
(In thousands)	2007	2006	2005	2008	2007
Other income (expense)	$(871)	$737	$1,982	$13	$2
Interest expense	(639)	(552)	(595)	(1,293)	(490)

Total other income and expense, net and interest expense	$(1,510)	$185	$1,387	$(1,280)	$(488)

	Annual Percent Change		Percent Change
	2007/2006	2006/2005	2008/2007
Other income (expense)	(218)%	(63)%	550%
Interest expense	16%	(7)%	164%
Total other income and expense, net and interest expense	(916)%	(87)%	162%

        Other income, net, in 2005 and 2006 primarily consisted of interest income on a $30 million note receivable bearing interest at a rate of 5.75 percent from Exelixis, Inc. Interest income from the note receivable decreased from $1.7 million in 2005 to $0.7 million in 2006, since the note matured and was paid to us in May 2006. Other expense, net, in 2007 was primarily comprised of loan defeasance costs of $0.9 million recognized in connection with the early extinguishment of debt associated with the sale of our Fremont property (see Note 16 to the Combined Financial Statements).

        Interest expense in 2005, 2006 and 2007, net of amounts capitalized, included amounts related to a 7.64 percent term loan associated with the purchase of two of the buildings that made up our Fremont, California facilities, which was extinguished in connection with the sale of this property in October 2007. Interest expense in 2006 and 2005 also included amounts incurred related to certain notes payable assumed in connection with our acquisition of Eos Biotechnology, Inc. ("Eos"), which PDL acquired in the second quarter of 2003. In addition, beginning in the fourth quarter of 2007, interest expense includes a portion of our lease payments on our Lab Building (as defined below in Liquidity and Capital Resources) in Redwood City, California. For accounting purposes, we are considered to be the owner of the leased property and we have recorded the fair value of the building and a corresponding long-term financing liability on our Combined Balance Sheet. See the Liquidity and Capital Resources section of this Information Statement for further details of this lease and the related accounting treatment.

Income Taxes

        The operations of Facet Biotech were historically included in PDL's consolidated U.S. federal and state income tax returns and in tax returns of certain PDL foreign subsidiaries. The provision for income taxes and the deferred tax assets and liabilities for Facet Biotech has been determined as if Facet Biotech had filed tax returns separate and apart from PDL. Accordingly, the tax expense for Facet Biotech in future years could vary from the historical tax expense depending on the future legal structure of Facet Biotech and related tax elections. Income tax expense in 2007, 2006 and 2005 and during the nine months ended September 30, 2008 and 2007 related to foreign taxes on income earned by our foreign operations.

Liquidity and Capital Resources

        At the closing of the spin-off, PDL will provide Facet Biotech, from its cash reserves on hand, cash and cash equivalents of $405 million. In addition, under the terms of the Separation and Distribution Agreement between PDL and Facet Biotech, PDL is responsible for all operating expenses and related liabilities that were incurred prior to the spin-off. However, for ease of administration and in connection with the assignment of certain rights and obligations from PDL to Facet Biotech under the Separation and Distribution Agreement, Facet Biotech will assume the obligation to pay for certain of the current liabilities upon the spin-off. PDL and Facet Biotech will determine the amount of such current liabilities in accordance with the Separation and Distribution Agreement within 25 business days after the date of the spin-off, and PDL will deliver to Facet Biotech a payment to reimburse Facet Biotech for assuming the obligation to pay such liabilities. We expect this initial cash contribution as well as future payments from our collaboration agreements with Biogen Idec and BMS, the asset purchase agreement with EKR and certain other agreements, each of which is being assigned to Facet Biotech, would fund Facet Biotech's operations and working capital requirements for approximately the next three years after the closing of the spin-off, based on current operating plans. Prior to the spin-off, the Biotechnology Business of PDL is being funded entirely by PDL.

        Net cash used in our operating activities in 2007, 2006 and 2005 was $181.9 million, $123.2 million and $92.4 million, respectively. The $58.8 million increase in net cash used in our operating activities in 2007 as compared to 2006 was primarily attributable to lower cash receipts due to lower revenue in 2007 as well as changes in our working capital due to the timing of payments for accounts payable and accrued liabilities. The $30.8 million increase in cash used in operating activities in 2006 as compared to 2005 was primarily attributable to changes in our working capital due to the timing of payments relating to cash receipts from receivables and cash payments for prepaid assets and our liabilities and the increase in spending for advancing clinical programs.

        Net cash used in our operating activities for the nine months ended September 30, 2008 was $120.8 million, compared to $141.3 million in the corresponding period in 2007. The $20.5 million decrease in net cash used in operating activities between these two periods was primarily attributable to lower cash receipts due to lower revenue, payments made related to restructuring activities and retention bonuses during the first nine months of 2008 as well as changes in our working capital due to the timing of payments relating to prepaid assets and current liabilities.

        Net cash used in investing activities in 2007, 2006 and 2005 was $81.4 million, $19.9 million and $40.6 million, respectively. The net cash used in investing activities in 2007 was primarily attributable to $92.3 million in capital expenditures, which included the development and construction of our new headquarters in Redwood City, California, and $10.0 million relating to the establishment of letters of credit related to the construction at our Redwood City, California facilities, partially offset by $20.9 million in proceeds from the sale of our property in Fremont, California. The $19.9 million net cash used in investing activities in 2006 was primarily attributable to $31.9 million in capital expenditures and $18.3 million relating to the establishment of letters of credit related to the lease of and construction at our Redwood City, California facilities, partially offset by the repayment to us by Exelixis, Inc. of a $30.0 million note receivable. The $40.6 million net cash used in investing activities in 2005 was attributable to capital expenditures.

        Net cash provided by investing activities was $258.7 million for the nine months ended September 30, 2008, compared to net cash used in investing activities of $90.8 million in the comparable period in 2007. The net cash provided by investing activities in the first nine months of 2008 was attributable primarily to net proceeds of $236.6 million received in connection with the sale of the Manufacturing Assets and the release of $25.0 million of restricted cash relating to our Redwood City, California, facility. Net cash used in investing activities in the first nine months of 2007 was attributable to capital expenditures of $81.1 million, principally related to the construction at our Redwood City, California facilities, and the establishment of letters of credit related to our Redwood City leases totaling $10 million.

        Net cash provided by financing activities in 2007, 2006 and 2005 was $263.4 million, $143.1 million and $133.0 million, respectively. Net cash used in financing activities for the nine months ended

September 30, 2008 was $137.9 million, compared to net cash provided by financing activities of $232.1 million in the comparable period in 2007. The net cash provided by and used in financing activities for all periods was primarily due to net funding from and to our parent company. During the nine months ended September 30, 2008, we had a net transfer to PDL as a result of the sale of the Manufacturing Assets in March 2008, which proceeds exceeded our other operating, investing and financing net cash outflows.

        In July 2006, PDL entered into agreements to lease two buildings in Redwood City, California, to serve as its corporate headquarters, the rights and obligations under which leases we expect will be assigned to Facet Biotech upon the separation. The larger of the two buildings (the "Administration Building") primarily serves as general office space while the other serves as our principal laboratory space (the "Lab Building"). We took possession of the buildings during the fourth quarter of 2006 and completed our move into the buildings by the end of 2007. Significant leasehold improvements were performed for the Lab Building, which had not previously been occupied or improved for occupancy. Due to our involvement in and assumed risk during the construction period, as well as the nature of the leasehold improvements for the Lab Building, we were required under EITF No. 97-10, "The Effect of Lessee Involvement in Asset Construction," to reflect the lease of the Lab Building in our financial statements as if we had purchased the building. Therefore, we recorded the fair value of the building and a corresponding financing liability, which was approximately $25.4 million, at the time when we took possession of the building. We incurred approximately $64 million in leasehold improvements in the Lab Building. We completed construction during the fourth quarter of 2007 and the Lab Building was placed into service in December 2007. Our underlying lease term is approximately 15 years, or through December 31, 2021. At September 30, 2008, our financing liability related to the Lab Building was approximately $26.4 million. We are actively seeking to sublease our excess capacity in our corporate headquarters.

        Our future capital requirements will depend on numerous factors, including, among others, our ability to enter into additional collaborative agreements; progress of product candidates in clinical trials; the ability of our licensees to obtain regulatory approval and successfully manufacture and market products licensed under our patents; the continued or additional support by our collaborators or other third parties of R&D efforts and clinical trials; investment in existing and new R&D programs; time required to gain regulatory approvals; our ability to obtain and retain funding from third parties under collaborative arrangements; the demand for our potential products, if and when approved; potential acquisitions of technology, product candidates or businesses by us; and the costs of defending or prosecuting any patent opposition or litigation necessary to protect our proprietary technology. In order to develop and obtain regulatory approval for our potential products we will need to raise substantial additional funds through equity or debt financings, collaborative arrangements, the use of sponsored research efforts or other means. We cannot assure that such additional financing will be available on acceptable terms, if at all, and such financing may only be available on terms dilutive to our stockholders.

        As of September 30, 2008, our material contractual obligations under lease, contract manufacturing and other agreements for the next five years and thereafter are as follows:

	Payments Due by Period
(In thousands)	Less Than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Total
CONTRACTUAL OBLIGATIONS
Operating leases	$3,862	$7,142	$8,754	$58,898	$78,656
Long-term liabilities(1)	3,540	7,452	7,967	43,418	62,377
Contract manufacturing	13,487	3,250	—	—	16,737

Total contractual obligations	$20,889	$17,844	$16,721	$102,316	$157,770

(1)
Includes lease payments related to our Lab Building in Redwood City, California, a milestone payment due to one of our licensors and post-retirement benefit obligations.

        In addition to the amounts disclosed in the table above, we have committed to make payments for certain retention related benefits totaling approximately $11.6 million as of September 30, 2008. Further, we have committed to make potential future "milestone" payments to third parties as part of in-licensing and product development programs. Payments under these agreements generally become due and payable only upon achievement of certain clinical development, regulatory and/or commercial milestones. Because the achievement of these milestones has not yet occurred, such contingencies have not been recorded in our Combined Balance Sheet as of September 30, 2008. We estimate that such milestones that could be due and payable over the next year approximate $1.5 million and milestones that could be due and payable over the next three years approximate $3.0 million.

Off-Balance Sheet Arrangements

        None.

Interest Rate Risk

        We expect to invest the cash and cash equivalents contributed to us by PDL consistent with PDL's current investment policies. Therefore, we expect to maintain a non-trading investment portfolio of investment grade, highly liquid debt securities, which is designed to limit the amount of credit exposure to any one issue, issuer or type of instrument. We do not plan to use derivative financial instruments for speculative or trading purposes. We expect to carry our investments in debt securities at fair value, estimated as the amount at which an asset or liability could be bought or sold in a current transaction between willing parties. We expect to diversify our credit risk and invest in debt securities with high credit quality. We will continue to monitor our credit risks and evaluate the potential need for impairment charges related to credit risks in future periods.

 Our Relationship with PDL after the Spin-Off

General

        Immediately prior to the spin-off, we will be a wholly owned subsidiary of PDL. After the spin-off, PDL will not have any ownership interest in our common stock, and we will be an independent, publicly traded company.

        While the Royalty Business and the Biotechnology Business were historically related, the operations of each business is readily separable, with the Royalty Business being focused exclusively on the collection of royalties from licensees, the granting of additional licenses and the maintenance and enforcement of the Queen et al. patents and the license agreements. The Biotechnology Business is focused on research and development of therapeutic antibodies. PDL does not intend to pursue research and development and Facet Biotech does not intend to, and will not have the rights to, receive royalties for the Queen patents, except to the limited extent described below. As a result, our businesses will operate independently, will not compete and will not meaningfully overlap. In general, the only operational overlap will be that we will take a license to the Queen et al. patents for any antibody products that infringe those patents and are commercialized before those patents expire. PDL and Facet Biotech also will have continuing contractual obligations to each other regarding liabilities, indemnities and transition services, as described below.

        We will enter into agreements with PDL prior to and concurrently with the spin-off to govern the terms of the spin-off and to define our ongoing relationship following the spin-off, allocating responsibility for obligations arising before and after the spin-off, including obligations with respect to liabilities relating to PDL's business and to Facet Biotech's business and obligations with respect to our employees, certain transition services and taxes. We will enter into these agreements with PDL while we are still a wholly owned subsidiary of PDL, and certain terms of these agreements are not necessarily the same as could have been negotiated between independent parties.

        The following descriptions are summaries of the terms of the agreements. Any of these agreements that are material will be filed as exhibits to the registration statement into which this Information Statement is incorporated and the summaries of such agreements are qualified in their entirety by reference to the full text of such agreements. We encourage you to read, in their entirety, each of the material agreements when they become available. The terms of these agreements have not yet been finalized; changes, some of which may be material, may be made prior to the spin-off.

Separation and Distribution Agreement

        The Separation and Distribution Agreement will set forth our agreements with PDL regarding the principal transactions necessary to separate us from PDL. It will also set forth other agreements that govern certain aspects of our relationship with PDL after the completion of the separation. Concurrently with our separation from PDL, we will enter into the Separation and Distribution Agreement with PDL.

         Transfer of Assets and Assumption of Liabilities.    The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to us as part of the separation of PDL into two independent companies, and will describe when and how these transfers, assumptions and assignments will occur. In particular, the Separation and Distribution

Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

  •
  PDL will assign to us all of the assets and liabilities of PDL related to the research, development, commercialization and optimization of human therapeutics, including:
  •
  PDL's development-stage human therapeutics, including daclizumab, elotuzumab (HuLuc63), PDL192, volociximab (M200), visilizumab, fontilizumab and PDL241, some of which are being developed with collaborators as described on pages 46-49 under "Our Product Pipeline," and intellectual property rights related thereto;

  •
  the human therapeutics outlicensed by PDL to third parties, including under the licenses described on pages 52-53 under "Licensing and Other Agreements;"

  •
  cash and cash equivalents in the amount of $405 million in the aggregate;

  •
  rights and obligations under real property leases of PDL;

  •
  the ongoing obligations under transition services agreements with EKR and Otsuka related to PDL's former Commercial and Cardiovascular Business and with Genmab, as well as rights to potential future milestone and royalty payments under the asset purchase agreement with EKR; and

  •
  any other assets and liabilities of PDL not related to the Royalty Business, except that PDL will retain the 2.00% Convertible Senior Notes due February 14, 2012 with a principal amount of $250.0 million and the 2.75% Convertible Subordinated Notes due August 16, 2023 with a principal amount of $250.0 million (the "Convertible Notes").

  •
  PDL will retain all of the assets and liabilities of the Royalty Business, including:
  •
  PDL's antibody humanization Queen et al. patents and all assets of the related antibody humanization royalty assets business, which includes the Queen et al. patents, the agreements under which the Queen et al. patents are licensed to third parties, and other royalty related assets;

  •
  the liabilities relating to the Royalty Business, including litigation and contractual disputes related to the Queen royalties and Queen et al. patents; and

  •
  the Convertible Notes.

        PDL will fund all short-term liabilities, with the exception of deferred revenue and the short-term portion of long-term debt, that were incurred by PDL prior to the spin-off date. For ease of administration and in connection with the assignment of certain rights and obligations from PDL to Facet Biotech, as noted above, Facet Biotech will assume certain current liabilities of PDL which were accrued as of the spin-off date. Such liabilities include those related to compensation and clinical development activities as well as liabilities relating to the transition services agreements with EKR and Otsuka. PDL will transfer to Facet Biotech an additional amount in cash within 25 business days of the spin-off date to satisfy the amount of these current liabilities assumed by Facet Biotech, which would be in addition to the $405 million that PDL would transfer to Facet Biotech at the time of the spin-off.

        Except as may be expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred to us on an "as is," "where is" basis and so long as PDL is in compliance with the terms of the Separation and Distribution Agreement relating to the transfer, Facet Biotech will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in us good title, free and clear of any security interest, that any necessary consents or government approvals are not obtained and that any requirements of laws or judgments are not complied with.

        Information in this Information Statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires.

         Further Assurances.    To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the separation, the parties will agree to cooperate to affect such transfers as promptly as practicable following the date of the separation. In addition, each of the parties will agree to cooperate with each other and use reasonable best efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

         The Distribution.    The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, we will distribute to PDL as a stock dividend the number of shares of our common stock distributable in the distribution. PDL will cause the distribution agent to distribute to PDL stockholders that hold shares of PDL common stock as of the applicable record date all the issued and outstanding shares of our common stock. PDL will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.

         Releases and Indemnification.    Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge the other party from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement.

         Legal Matters.    Except as otherwise set forth in the Separation and Distribution Agreement, we will assume the liability for, and control of, all pending and threatened legal matters related to our business or assumed liabilities and we will indemnify PDL for any liability arising out of or resulting from such assumed legal matters. Each party to a claim will agree to cooperate in defending any claims against the other party for events that took place prior to, on or after the date of separation. PDL will retain liability for pending and threatened legal matters related to the Royalty Business.

         Insurance.    The Separation and Distribution Agreement will provide for the rights of the parties to report claims under existing insurance policies for occurrences prior to the separation and set forth procedures for the administration of insured claims. In addition, the Separation and Distribution Agreement will allocate among the parties the right to insurance policy proceeds based on reported claims and the obligations to incur deductibles under certain insurance policies.

         Other Matters.    Other matters governed by the Separation and Distribution Agreement include, among others, access to financial and other records and information, legal privilege, confidentiality and resolution of disputes between the parties relating to the Separation and Distribution Agreement and the ancillary agreements and the agreements and transactions contemplated thereby.

Transition Services Agreement

        Concurrently with our separation from PDL, we will enter into a Transition Services Agreement with PDL pursuant to which PDL and Facet Biotech will provide each other with a variety of administrative services for a period of time, for up to 36 months, following the spin-off. Among the principal services we will provide to PDL are:

  •
  information technology support for a defined timeframe, including SAP access setup, all other data access such as email and other business systems, help desk support and information technology setup;

  •
  record-keeping support;

  •
  finance, tax and accounting support to assist PDL in a secondary capacity to PDL personnel through the completion of the 2008 PDL audit;

  •
  legal support;

  •
  human resources support; and

  •
  facilities support to the extent PDL occupies space at current Redwood City, California facilities.

        Among the principal services PDL will provide to us are:

  •
  financial and administrative support for audits and inquiries related to Facet Biotech's historical combined financial statements;

  •
  access to systems and records for both the historical financial systems for PDL and the supporting documentation; and

  •
  general financial support for the purposes of compiling and auditing of carve-out financial statements for the Cardiovascular Business, which Facet Biotech may provide to EKR under the Asset Purchase Agreement.

        PDL and Facet Biotech will agree to make each service available to the other for periods of time following the date the spin-off is completed as are provided in the Transition Services Agreement.

Non-Exclusive Cross License Agreement

        Concurrently with our separation from PDL, we will enter into a Non-Exclusive Cross License Agreement relating to Queen et al. patents and certain related intellectual property we acquired from PDL as a result of the separation. Under the Non-Exclusive Cross License Agreement, PDL will grant to us a royalty-free, development license to the Queen et al. patents and a royalty-bearing, commercialization license to the Queen et al. patents and we will grant to PDL a royalty-free license under certain intellectual property we own solely for the purposes of allowing PDL to perform and fulfill existing obligations that PDL has under certain agreements between PDL and third parties. We will have the right to sublicense the Queen et al. patents subject to restrictions to ensure that we cannot grant sublicenses except in connection with a collaboration, out-license or similar arrangement in which we also are granting rights to our own product-related intellectual property.

Employee Matters Agreement

        Concurrently with our separation from PDL, we will enter into an Employee Matters Agreement, which will govern the employee benefit obligations of PDL and us as they relate to current and former employees. The Employee Matters Agreement allocates liabilities and responsibilities relating to employee benefit matters that are subject to ERISA (other than severance plans) in connection with the separation, including the assignment and transfer of employees, and the establishment of a savings plan and a welfare plan.

Tax Sharing and Indemnification Agreement

        Concurrently with our separation from PDL, we will enter into a Tax Sharing and Indemnification Agreement that generally will govern PDL's and our respective rights, responsibilities and obligations after the separation with respect to taxes. Under the Tax Sharing and Indemnification Agreement, all tax liabilities (including tax refunds and credits) (1) attributable to PDL's Biotechnology Business for any and all periods or portions thereof ending prior to or on, the distribution date, (2) resulting or arising from the contribution of PDL's Biotechnology Business to us, the distribution of our shares of common stock and the other separation transactions and (3) otherwise attributable to PDL, will be borne solely by PDL. As a result, we generally expect to be liable only for tax liabilities attributable to, or incurred with respect to, the biotechnology business after the distribution date.

Unaudited Pro Forma Condensed Combined Financial Statements

        The unaudited pro forma financial information discussed and presented below has been prepared from Facet Biotech's historical audited statement of operations for the year ended December 31, 2007, unaudited statement of operations for the nine months ended September 30, 2008 and unaudited balance sheet as of September 30, 2008. The pro forma adjustments and notes to the pro forma financial information give effect to the legal formation and capitalization of Facet Biotech and the contribution of the assets and liabilities of Facet Biotech by PDL as described below. The unaudited pro forma financial statements should be read together with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Facet Biotech's historical financial statements and notes related to those financial statements included elsewhere in the Information Statement.

        The unaudited pro forma balance sheet as of September 30, 2008 has been prepared as if the spin-off had occurred on September 30, 2008. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information available. While such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements, in management's opinion, the pro forma adjustments are not expected to materially differ from the final adjustments.

        The historical statements of operations of Facet Biotech include allocations of expenses from PDL which reasonably approximate the costs that would have been incurred as an autonomous entity. In addition, the allocation of general corporate overhead expenses from PDL to Facet Biotech was made on a reasonable basis. Further, the contractual agreements directly attributable to the spin-off will not have a material impact on our results of operations. As such, pro forma adjustments to revenues or expenses in the statements of operations are not necessary. Our pro forma net loss per basic and diluted share for the year ended December 31, 2007 and the nine months ended September 30, 2008 was $9.52 and $4.68, respectively. The computation of pro forma net loss per basic and diluted share assumes pro forma weighted-average shares outstanding of 23.9 million, which is equal to the distribution ratio of one share of our common stock for every five shares of PDL's common stock outstanding as of September 30, 2008.

        The unaudited pro forma financial statements are for illustrative and information purposes only and are not intended to represent, or be indicative of, what Facet Biotech's operating results or financial position would have been had the spin-off occurred on the dates indicated.

        A significant amount of charges to effect the strategic separation that are not ongoing in nature will be incurred by PDL, such as financial, legal, tax, accounting and other advisory fees and regulatory fees. Facet Biotech may also incur costs in connection with the strategic separation such as, among other things, facility and information technology system reconfiguration costs. The total amount of such separation charges to be incurred by Facet Biotech is not estimable at this time.

 (Biotechnology Business of PDL BioPharma)

Unaudited Pro Form Condensed Combined Balance Sheet
(In thousands)

	September 30, 2008
(In thousands)	Historical	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$—	$409,197	(1,3)	$409,197
Prepaid and other current assets	14,511	(1,311	)(2)	13,200

Total current assets	14,511	407,886		422,397
Long-term restricted cash	3,269	—		3,269
Land, property and equipment, net	124,596	—		124,596
Intangible assets, net	7,821	—		7,821
Other assets	2,211	—		2,211

Total assets	$152,408	$407,886		$560,294

Liabilities and parent company equity
Current liabilities:
Accounts payable	$2,841	$(2,841	)(3)	$—
Accrued compensation	16,946	(14,539	)(3)	2,407
Other accrued liabilities	16,235	(11,176	)(3)	5,059
Deferred revenue	12,156	—		12,156
Current portion of lease financing liability	819	—		819

Total current liabilities	48,997	(28,556)		20,441
Long-term deferred revenue	48,912	—		48,912
Long-term lease financing liability	25,537	—		25,537
Other long-term liabilities	7,328	—		7,328

Total liabilities	130,774	(28,556)		102,218
Commitments and contingencies (Note 15 to Combined Financial Statements)
Parent company equity:
Parent company investment	22,118	(22,118	)(4)	—
Accumulated other comprehensive loss	(484)	—		(484)
Stockholders' equity:
Common stock	—	239	(4)	239
Additional paid-in capital	—	458,321	(4)	458,321

Total parent company equity and stockholders' equity	21,634	436,442		458,076

Total liabilities and parent company equity (stockholders' equity pro forma)	$152,408	$407,886		$560,294

(1)
Amount represents the pro forma capital contribution by PDL of $405 million as of September 30, 2008, less Facet Biotech's restricted cash of $3.3 million, plus the amount of accrued compensation and other accrued liabilities that Facet Biotech will assume upon the spin-off. We reduced the $405 million capital contribution by the amount of long-term restricted cash because the underlying letters of credit that PDL had established are not transferable to Facet Biotech and, as a result, we would have been required to establish our own letters of credit in the amount of

  $3.3 million. In addition, under the Separation and Distribution Agreement, PDL will fund all short-term liabilities, with the exception of deferred revenue and the short-term portion of long-term debt, that were incurred by PDL prior to the spin-off date. For ease of administration and in connection with the assignment of certain rights and obligations from PDL to Facet Biotech under the Separation and Distribution Agreement, certain of the current liabilities will be transferred to Facet Biotech on the spin-off date and will be paid by Facet Biotech. As such, within 25 business days of the spin-off date, PDL will provide additional funding to Facet Biotech to reimburse it for these certain liabilities that were incurred before the spin-off and transferred to Facet Biotech on the spin-off date (such amount was $7.5 million as of September 30, 2008).

(2)
In connection with the spin-off, certain assets that were allocated from PDL to Facet Biotech are not transferable to Facet Biotech, for example, prepaid insurance. As such, on the spin-off date, Facet Biotech would not record these assets on its books. The amount of such assets was $1.3 million as of September 30, 2008.

(3)
Under the terms of the Separation and Distribution Agreement, PDL is obligated to pay all current liabilities that were incurred by Facet Biotech through the spin-off date. As such, these pro forma adjustments reflect the allocation of the current liabilities based on which party will make the payment. As discussed in Note 1 above, for ease of administration and in connection with the assignment of certain rights and obligations from PDL to Facet Biotech under the Separation and Distribution Agreement, certain of the current liabilities will be transferred to Facet Biotech on the spin-off date and will be paid by Facet Biotech. As such, within 25 business days of the spin-off date, PDL will provide additional funding to Facet Biotech to reimburse it for these certain liabilities that were incurred before the spin-off and transferred to Facet Biotech on the spin-off date (such amount was $7.5 million as of September 30, 2008).

(4)
Amount represents the pro forma capitalization of Facet Biotech, including the assumed issuance of approximately 23.9 million Facet Biotech common shares at $0.01 par value, which is based on the number of outstanding shares of PDL's common stock as of September 30, 2008 and the distribution ratio. The pro forma adjustment to additional paid-in capital is equal to the amount of net assets recorded by Facet Biotech plus the reclassification of parent company equity on the spin-off date.

 Management

        The following table sets forth information as of November 1, 2008 regarding individuals who are expected to serve as Facet Biotech's executive officers after the spin-off, including their anticipated position.

Name	Age	Expected Position
Faheem Hasnain	50	President and Chief Executive Officer
Andrew Guggenhime	40	Senior Vice President and Chief Financial Officer
Maninder Hora, Ph.D.	55	Vice President, Product and Quality Operations
Mark McCamish, M.D., Ph.D.	56	Senior Vice President and Chief Medical Officer
Jaisim Shah	48	Senior Vice President and Chief Business Officer
Francis Sarena	38	Vice President, General Counsel and Secretary
Herb Cross	37	Corporate Controller

         Faheem Hasnain    is expected to serve as our President and Chief Executive Officer. Mr. Hasnaim currently serves as the President and Chief Executive Officer of PDL, having joined PDL in October 2008. From October 2004 to September 2008, Mr. Hasnain served at Biogen Idec Inc., most recently as its Executive Vice President, Oncology/Rheumatology Strategic Business Unit. From March 2002 to September 2004, Mr. Hasnain served as President, Oncology Therapeutics Network, at Bristol-Myers Squibb. From January 2001 to February 2002, Mr. Hasnain served as Vice President, Global eBusiness, at GlaxoSmithKline and from 1988 to 2000 he served in key commercial and entrepreneurial roles within GlaxoSmithKline and its predecessor organizations, spanning global eBusiness, international commercial operations, sales and marketing. Mr. Hasnain serves as a member of the Board of Directors of Tercica, Inc., a publicly held biopharmaceutical company. Mr. Hasnain received a B.H.K. and B.Ed. from the University of Windsor Ontario in Canada.

         Andrew Guggenhime    is expected to serve as our Senior Vice President and Chief Financial Officer. Mr. Guggenhime currently serves as the Senior Vice President and Chief Financial Officer of PDL, having joined PDL in April 2006. Between January 2000 and March 2006, Mr. Guggenhime served at Neoforma, Inc., most recently as Chief Financial Officer. Neoforma was a provider of supply chain management solutions for the healthcare industry before it was acquired by Global Healthcare Exchange, LLC in March 2006. From 1996 until 2000, Mr. Guggenhime was a part of the Healthcare Investment Banking group of Merrill Lynch & Co., most recently as a Vice President, where he specialized in working with healthcare services firms and healthcare Internet companies on a variety of transactions, including mergers and acquisitions, initial public offerings, add-on equity offerings and debt offerings. Prior to joining Merrill Lynch & Co., Mr. Guggenhime worked at Wells Fargo & Company in a number of capacities, most recently as Assistant Vice President in Wells Fargo's Real Estate Capital Markets group. Mr. Guggenhime received his B.A. in International Politics and Economics from Middlebury College and his M.M. from the J.L. Kellogg Graduate School of Management at Northwestern University.

         Maninder Hora, Ph.D.    is expected to serve as our Vice President, Product and Quality Operations. Dr. Hora has 25 years of drug development experience in the biopharmaceutical and pharmaceutical industry. Dr. Hora has served as Vice President, Product Operations, at PDL since March 2008 when he assumed responsibilities for process development, product supply and quality functions after the divestiture of PDL's manufacturing facility. He joined PDL as Vice President, Process Development, in July 2006. Before PDL, Dr. Hora was Vice President of Process and Product Development at Chiron Corporation (now Novartis) in Emeryville, California from 2001 to 2006, and held positions of increasing responsibility within Chiron from 1986 to 2001. Since 2001, Dr. Hora has led a large group of scientists and engineers in the design, development and implementation of process, analytics, formulation and device technologies for antibody, protein and small molecule drugs from early preclinical and clinical development to licensure and post-marketing stages. His groups have been instrumental in scaling up dozens of biopharmaceutical processes for phase 3 clinical production, commercial introduction and post-licensure changes. Dr. Hora served as a key member of various teams that successfully registered eight drug or vaccines in the U.S. and Europe during his 20-year tenure at Chiron. Dr. Hora has also held positions at Wyeth Pharmaceuticals and GlaxoSmithKline PLC prior to joining Chiron. Dr. Hora completed his Ph.D. in Bioengineering from the Indian Institute of Technology, Delhi, India and was a Fulbright Scholar at the University of Washington, Seattle prior to joining the industry.

         Mark McCamish, M.D., Ph.D.    is expected to serve as our Senior Vice President and Chief Medical Officer. Dr. McCamish currently serves as the Senior Vice President and Chief Medical Officer of PDL, having joined PDL in February 2007. From 2003 to February 2007, Dr. McCamish served as Chief Medical Officer and Vice President of Clinical Development for Perlegen Sciences, Inc., a company that analyzes unique genetic variations in clinical trial participants to develop genetically targeted, late-stage therapeutics and diagnostics. Between January 1998 and September 2003, Dr. McCamish served at Amgen, Inc., most recently as Global Development Leader responsible for the clinical development of Amgen's Aranesp® product in new indications. From 1990 to 1997, he worked as a director at Abbott Laboratories with broad responsibilities that included national and international clinical research, design and development of new products in various therapeutic areas. Dr. McCamish received his Ph.D. at Penn State University, his M.D. from the University of California, Los Angeles, and bachelor's and master's degrees from the University of California, Santa Barbara. Dr. McCamish is Board Certified in Internal Medicine and Nutrition & Metabolism.

         Jaisim Shah    is expected to serve as our Senior Vice President and Chief Business Officer. Mr. Shah currently serves as the Senior Vice President and Chief Business Officer of PDL, having joined PDL in 2000. Between 1997 and 2000, he served in various marketing management positions at Bristol-Myers Squibb Company, most recently as Vice President, Global Marketing, Bristol-Myers Squibb's Neuroscience and GU franchise. Between 1991 and 1997, Mr. Shah served at Roche, most recently as Global Business Leader for oncology and virology based in Basel, Switzerland. Mr. Shah received his M.A. in International Economics from the University of Akron and his M.B.A. in Marketing from Oklahoma University.

         Francis Sarena    is expected to serve as our Vice President, General Counsel and Secretary. Mr. Sarena currently serves as Vice President, General Counsel and Secretary of PDL, having joined PDL in April 2006. Mr. Sarena served as a Corporate Associate at Bingham McCutchen LLP from September 2000 to April 2006 and primarily focused on representing clients in merger and acquisition transactions, corporate and securities law matters and equity financing transactions. Mr. Sarena received his J.D. from University of California, Berkeley, Boalt Hall School of Law, and his B.S. in Finance from San Francisco State University.

         Herb Cross    is expected to serve as our Corporate Controller and principal accounting officer. Mr. Cross currently serves as the Corporate Controller and principal accounting officer of PDL, having joined PDL in November 2006. Between November 1999 and June 2006, Mr. Cross held several positions of increasing responsibility at Neoforma, Inc., most recently as Vice President of Finance, a position he held since February 2001. Neoforma was a provider of supply chain management solutions for the healthcare industry before it was acquired by Global Healthcare Exchange, LLC in March 2006. Between August 1994 and November 1999, Mr. Cross was employed by Arthur Andersen LLP, an independent public accounting firm, most recently as a Manager in the Assurance and Business Advisory Services group, during which time Mr. Cross managed the audits of both public and private corporations in the software, technology, retail and manufacturing industries. Mr. Cross is a Certified Public Accountant and received his B.S. in Business Administration, with a dual emphasis in Finance and Accounting, from the Haas School of Business at the University of California at Berkeley.

Employment Arrangements

        We have or will have at the effective date of the spin-off entered into employment offer letters with each of our named executive officers in connection with their start of employment with us. None of these employment offer letters provides for or will provide for a specific term of employment, each officer is an "at-will" employee and each officer's employment may be terminated by either party at any time. Certain terms of each of these employment offer letters are summarized below and in the Compensation Discussion and Analysis section of this Information Statement.

        Our employment offer letter with our CEO, Faheem Hasnain, specifies that his initial annual base salary will be $550,000 and that his annual target bonus will be 75 percent of his annual base salary. He will receive a monthly housing allowance of $6,000 beginning on his employment start date and ending on the earlier of his termination of employment or October 1, 2010. The offer letter also provides that Mr. Hasnain will be granted (1) an option to acquire 300,000 shares of our common stock and (2) a restricted stock award for 100,000 shares of common stock of Facet Biotech. Such grants will be made after the spin-off date, and the vesting of such awards will be measured from October 1, 2008, the date that Mr. Hasnain began his employment with PDL.

        The offer letter also provides that Mr. Hasnain will participate in our Retention and Severance Plan, the terms of which are described under the heading "Retention and Severance Plan." In addition, Mr. Hasnain's participation agreement under the Retention and Severance Plan provides for a gross up payment to Mr. Hasnain in the event that excise tax payment becomes payable by Mr. Hasnain under Sections 280G and 4999 of the Internal Revenue Code, which excise tax may be due in certain change of control events.

        The employment offer letters for our other officers specify an initial annual base salary and annual target bonus amount, in each case in amounts that are the same as their compensation with PDL for fiscal 2008. The offer letters also describe the terms upon which shares of our restricted common stock and options to acquire our common stock will be granted to them, as described under the heading "Re-Engagement Grants" and "New Hire Grants." The offer letters also specify that the officer will be a participant in our Retention and Severance Plan, the terms of which are described under the heading "Retention and Severance Plan."

Board of Directors

Members of the Board of Directors

        Our Board currently is expected to be comprised of between five to seven members in the near term after the spin-off. Currently, Andrew Guggenhime is the sole director of Facet Biotech and has been appointed to serve in such capacity solely for administrative purposes to effect the intentions of the Board of PDL until such time as the continuing directors of Facet Biotech are formally appointed. Any appointment of additional Facet Biotech directors prior to the spin-off shall be made by PDL as the sole stockholder with authorization by the Board of PDL. Any appointment of additional Facet Biotech directors after completion of the spin-off shall be authorized by the Board of Facet Biotech. We do not have a classified Board. The terms of each director would expire upon the election and qualification of the directors to be elected at the next annual meeting of stockholders.

        The following table sets forth information regarding individuals who are currently expected to serve as Facet Biotech's Board of Directors immediately after the spin-off.

Name	Age
Brad Goodwin	54
Faheem Hasnain	50
Gary Lyons	57
David R. Parkinson	58

         Brad Goodwin    was elected to serve on our Board of Directors in November 2008. Mr. Goodwin currently serves on the Board of Directors of PDL, having been elected a director of PDL in April 2006. Mr. Goodwin is currently the co-founder and Executive Chair of Asplendent, a private company developing novel human therapeutics. Between 2001 and 2006, Mr. Goodwin served as Chief Executive Officer and a member of the Board of Directors of Novacea, Inc., a publicly held biopharmaceutical company focused on in-licensing, developing and commercializing novel therapies for the treatment of cancer. Between 2000 and 2001, Mr. Goodwin served as President, Chief Operating Officer and Founder of Collabra Pharma, a privately held company offering pharmaceutical product licensing and development. Between 1987 and 2000, Mr. Goodwin held various positions at Genentech, including most recently Vice President of Finance. While at Genentech, in addition to his finance responsibilities, he helped structure and negotiate significant product licenses, including the license of Rituxan®, and developed long-range strategic plans. Mr. Goodwin is currently a member of the Board of Directors of Rigel, Inc., a public biotechnology company and Asplendent, which is a privately held entity. Mr. Goodwin received his B.S. degree from the University of California at Berkeley.

         Faheem Hasnain    was elected to serve on our Board of Directors in November 2008. He is expected to serve as our President and Chief Executive Officer. Mr. Hasnaim currently serves as the President and Chief Executive Officer of PDL, having joined PDL in October 2008. Between October 2004 and September 2008, Mr. Hasnain served at Biogen Idec Inc., most recently as its Executive Vice President, Oncology/Rheumatology Strategic Business Unit. Between March 2002 and September 2004, Mr. Hasnain served as President, Oncology Therapeutics Network, at Bristol-Myers Squibb. Between January 2001 and February 2002, Mr. Hasnain served as Vice President, Global eBusiness, at GlaxoSmithKline and, between 1988 and 2000, he served in key commercial and entrepreneurial roles within GlaxoSmithKline and its predecessor organizations, spanning global eBusiness, international commercial operations, sales and marketing. Mr. Hasnain serves as a member of the Board of Directors of Tercica, Inc., a publicly held biopharmaceutical company. Mr. Hasnain received a B.H.K. and B.Ed. from the University of Windsor Ontario in Canada.

         Gary Lyons    was elected to serve on our Board of Directors in November 2008. Mr. Lyons currently serves on the Board of Directors of PDL, having been elected a director of PDL in July 2008. Mr. Lyons served as the President and Chief Executive Officer of Neurocrine Biosciences, Inc. ("Neurocrine") from February 1993 through January 2008. Prior to joining Neurocrine, Mr. Lyons held a number of senior management positions at Genentech, including Vice President of Business Development and Vice President of Sales. Mr. Lyons also serves on the Boards of Directors of Rigel Pharmaceuticals, Inc., Vical Incorporated and Neurocrine, each of which is a publicly traded biotechnology company. Mr. Lyons received his B.S. in marine biology from the University of New Hampshire and his M.M. from Northwestern University's J.L. Kellogg Graduate School of Management.

         David R. Parkinson, M.D.    was elected to serve on our Board of Directors in November 2008. Since September 2007, Dr. Parkinson has served as President and CEO of Nodality, Inc., a South San Francisco, California-based biotechnology company focused on the biological characterization of signaling pathways in patients with malignancy to enable more effective therapeutics development and clinical decision-making. From March 2006 to September 2007, Dr. Parkinson served as Senior Vice President, Oncology Research and Development, at Biogen Idec, Inc. where he oversaw all of Biogen's oncology discovery research efforts and the development of its oncology pipeline. From May 2003 to March 2006, Dr. Parkinson served as Vice President, Oncology Development, at Amgen Inc. From January 1997 to May 2003, Dr. Parkinson served as Vice President, Global Oncology Clinical Development, at Novartis. During his tenures at Amgen and Novartis, Dr. Parkinson was responsible for clinical development activities leading to a series of successful global drug registrations for important cancer therapeutics, including Gleevec, Femara, Zometa, Kepivance, and Vectibix. Dr. Parkinson worked at the National Cancer Institute from 1990 to 1997, serving as Chief of the

Investigational Drug Branch, then as Acting Associate Director of the Cancer Therapy Evaluation Program, before leaving for Novartis. Prior to the NCI, Dr. Parkinson held academic positions at the M.D. Anderson Cancer Center, University of Texas and New England Medical Center of Tufts University School of Medicine. Dr. Parkinson is a past Chairman of the Food & Drug Administration (FDA) Biologics Advisory Committee and is a recipient of the FDA's Cody Medal. He currently serves on the National Cancer Policy Forum of the Institute of Medicine and is a member of the FDA's Science Board. Dr. Parkinson also serves on the Board of Directors of the American Association of Cancer Research. Dr. Parkinson received his M.D. degree from the University of Toronto Faculty of Medicine and Hematology/Oncology training at McGill University and New England Medical Center.

Independence of Directors

        A majority of our Board members qualify as independent directors as defined in Rule 4200 of the Nasdaq Marketplace rules for listed companies.

        Each member of each of our Compensation, Nominating and Governance and Audit Committees qualifies as an independent director under Nasdaq's Marketplace rules for listed companies.

Board Committees

        Our Board has established the following four standing committees: Audit Committee, Compensation Committee, Nominating and Governance Committee and Equity Grant Committee.

Audit Committee

        The primary purpose of our Audit Committee is to oversee our accounting and financial reporting process and the audits of our combined financial statements, assist our Board in fulfilling its oversight responsibilities by reviewing and reporting to our Board on the integrity of the financial reports and other financial information we provide to any governmental body or to the public, and on our compliance with these legal and regulatory requirements.

        The functions of our Audit Committee will include:

  •
  Monitoring the independence and performance of our independent registered public accounting firm and selecting and recommending an independent registered public accounting firm to our Board;

  •
  Reviewing the planned scope of the annual audit and the results of the annual audit;

  •
  Pre-approving all audit services and permissible non-audit services provided by our independent registered public accounting firm and pre-approving the fees for such services;

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  Reviewing the accounting and reporting principles we apply in preparing our financial statements;

  •
  Reviewing our internal financial, operating and accounting controls and finance and accounting personnel with management and our independent registered public accounting firm;

  •
  Review of certain risk management functions including procedures for complaints regarding accounting matters for anonymous complaints, and review of legal matters that could raise material financial issues;

  •
  Reviewing with management and our independent registered public accounting firm, as appropriate, our financial reports and other financial information we provide to any governmental body or the public, and our compliance with legal and regulatory requirements; and

  •
  Reviewing and approving, or recommending action to the Board regarding, transactions that may present potential for conflict of interest, or require a waiver under our code of conduct such as transactions with our officers, directors or significant stockholders.

  Review and Approval of Transactions with Related Persons

        Our Audit Committee will be responsible for reviewing and approving all related person transactions, including transactions with executive officers and directors, for potential conflicts of interests or other improprieties. Under SEC rules, related person transactions are those transactions to which we are or may be a party in which the amount involved exceeds $120,000, and in which any of our directors or executive officers or any other related person had or will have a direct or indirect material interest, excluding, among other things, compensation arrangements with respect to employment and Board membership. Our Audit Committee would approve a related person transaction if it determined that the transaction is in our best interests.

        Our directors will be required to disclose in an executive session of our Board any potential conflict of interest, or personal interest in a transaction that our Board is considering. Our executive officers will be required to disclose any related person transaction to our Compliance Officer who would notify the Audit Committee of the transaction. We also plan to poll our directors on a quarterly basis with respect to related person transactions and their service as an officer or director of other entities.

        Any director involved in a related person transaction that is being reviewed or approved must recuse himself or herself from participation in any related deliberation or decision. Whenever possible, the transaction should be approved in advance and if not approved in advance, must be submitted for ratification as promptly as practical.

Compensation Committee

        The primary purpose of our Compensation Committee is to discharge our Board's responsibilities relating to compensation and benefits of our officers and directors. In carrying out these responsibilities, our Compensation Committee will review all components of officer and director compensation for consistency with our Compensation Committee's compensation philosophy, as in effect from time to time.

        The functions of our Compensation Committee will include:

  •
  Designing and implementing competitive compensation policies to attract and retain key personnel;

  •
  Reviewing and formulating policy and determining or making recommendations to our Board regarding compensation of our officers and directors;

  •
  Administering our equity incentive plans and granting or recommending grants of equity awards to our officers and directors under these plans and overseeing the Equity Grant Committee's exercise of authority to grant awards to non-officer employees of Facet Biotech; and

  •
  Reviewing and establishing Company policies in the area of officer perquisites.

        Our CEO will not participate in the determination of his own compensation or the compensation of directors. However, it is intended that he would make recommendations to our Compensation Committee regarding the amount and composition of the compensation of our other officers and that he would participate in the Compensation Committee's deliberations about these other officers' compensation.

        PDL's Compensation Committee retained an independent compensation consultant to advise on various matters related to compensation of officers and directors and general compensation programs and matters, including in connection with planning for the spin-off, having engaged Towers, Perrin, Forster & Crosby, Inc. ("Towers Perrin") as its independent compensation consultant in 2007. We expect to continue the engagement of Towers Perrin to advise on these matters for us after the spin-off.

        Our Compensation Committee would generally engage independent compensation consultants to provide:

  •
  Assistance in selecting a peer group of companies for executive compensation comparison purposes;

  •
  Comparative market data on officer and board director compensation practices and programs of peer companies and competitors;

  •
  Guidance on industry best practices and emerging trends and developments in officer and board director compensation;

  •
  Preparation of tally sheets for each officer; and

  •
  Advice on determining the total compensation of each of our officers and the material elements of total compensation, including (1) annual base salaries, (2) target cash bonus amounts, (3) stock option awards and (4) restricted stock awards.

        Our management may separately retain its own compensation consultants to advise on various matters related to evaluating and designing compensation programs. Our Compensation Committee may discuss these retention matters with management's compensation consultants and invite them to attend certain of the committee's meetings from time to time.

Nominating and Governance Committee

        The primary purpose of our Nominating and Governance Committee is to:

  •
  Identify individuals qualified to become Board members;

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  Select, and recommend to our Board, director nominees for each election of directors;

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  Develop and recommend to our Board criteria for selecting qualified director candidates;

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  Consider committee member qualifications, appointment and removal;

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  Recommend corporate governance principles, codes of conduct and compliance mechanisms applicable to us; and

  •
  Provide oversight in the evaluation of our Board and each committee of our Board.

        Our Nominating and Governance Committee will regularly assess the optimum size of our Board and its committees and the needs of our Board for various skills, background and business experience in determining whether it is advisable to consider additional candidates for nomination.

  Evaluation of Director Nominations

        In fulfilling its responsibilities to select, and recommend to our Board, director nominees for each election of directors, our Nominating and Governance Committee will consider the following factors:

  •
  the appropriate size of our Board and its committees;

  •
  the perceived needs of our Board for particular skills, background and business experience;

  •
  the skills, background, reputation, and business experience of nominees compared to the skills, background, reputation, and business experience already possessed by other Board members;

  •
  nominees' independence from management;

  •
  applicable regulatory and listing requirements, including independence requirements and legal considerations, such as antitrust compliance;

  •
  the benefits of a constructive working relationship among directors; and

  •
  the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

        The goal of our Nominating and Governance Committee's is to assemble a Board that brings to Facet Biotech a variety of perspectives and skills derived from high quality business and professional experience. Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the best interests of our stockholders. They must also have an inquisitive and objective perspective and mature judgment. Director candidates, in the judgment of our Nominating and Governance Committee, must also have sufficient time available to perform all Board and committee responsibilities. Board members are expected to prepare for, attend and participate in all Board and applicable committee meetings.

        Other than the foregoing, there are no stated minimum criteria for director nominees, although our Nominating and Governance Committee may also consider such other factors as it may deem, from time to time, to be in the best interests of the Company and our stockholders.

        Our Nominating and Governance Committee will annually evaluate our Board members who are willing to continue in service against the criteria set forth above in determining whether to recommend these directors for re-election.

  Candidates for Nomination

        Candidates for nomination as director may come to the attention of our Nominating and Governance Committee from time to time through incumbent directors, management, stockholders or third parties. These candidates may be considered at meetings of our Nominating and Governance Committee at any point during the year. Such candidates will be evaluated against the criteria set forth above. If our Nominating and Governance Committee believes at any time that it is desirable that our Board consider additional candidates for nomination, the Committee may poll directors and management for suggestions or conduct research to identify possible candidates and may, if our Nominating and Governance Committee believes it is appropriate, engage a third-party search firm to assist in identifying qualified candidates.

        Our Nominating and Governance Committee's policy is to evaluate any recommendation for director nominee proposed by a stockholder and our bylaws also permit stockholders to nominate directors for consideration at an annual meeting, subject to certain conditions. Any recommendation for director nominee must be submitted in writing to:

  Facet Biotech Corporation
  Attention: Corporate Secretary
  1400 Seaport Boulevard
  Redwood City, CA 94063

        Our bylaws will require that any director nomination made by a stockholder for consideration at an annual meeting must be received in writing at least 120 days prior to the anniversary of the date when definitive proxy materials were mailed to stockholders in connection with the prior year's annual meeting of stockholders.

        Each written notice containing a stockholder nomination of a director at an annual meeting must include:

  •
  the name and address of the stockholder who intends to make the nomination, of the beneficial owner, if any, on whose behalf the nomination is being made and of the person or persons to be nominated;

  •
  a representation that the stockholder (1) is a holder of record of our common stock entitled to vote for the election of directors on the date of such notice and (2) intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

  •
  a description of all arrangements or understandings between the nominating stockholder or beneficial owner and each nominee and any other person or persons (naming such person or persons) pursuant to which the stockholder is making the nomination or nominations;

  •
  such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by our Board;

  •
  the consent of each nominee to serve as a director, if elected; and

  •
  the class and number of shares of Facet Biotech that are owned beneficially and of record by such stockholder and such beneficial owner and any derivative positions held or beneficially held by the stockholder and such other beneficial owner and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding has been made, the effect or intent of which is to increase or decrease the voting power of, such stockholder or other beneficial owner with respect to the corporation's securities.

        Any other recommendation of a director nominee must include:

  •
  the candidate's name, age, contact information and present principal occupation or employment; and

  •
  a description of the candidate's qualifications, skills, background, and business experience during, at a minimum, the last five years, including the candidate's principal occupation and employment and the name and principal business of any corporation or other organization in which the candidate was employed or served as a director.

        All director nominees must also complete a customary form of directors' questionnaire as part of the nomination process. The evaluation process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of our Nominating and Governance Committee.

Equity Grant Committee

        The primary purpose of our Equity Grant Committee is to approve and grant stock option and other equity grants to our employees. However, the Equity Grant Committee will not be authorized to grant equity awards to those officers that would be deemed "officers" under Rule 16a-1(f) under the Securities Exchange Act of 1934, which will be made only by our Compensation Committee. Grants to other officers also will be in most cases made by our Compensation Committee and not by our Equity Grant Committee, even though our Equity Grant Committee will have the authority to grant equity awards to these other officers.

Compensation of Directors

        The cash and equity compensation payable to non-employee directors ("Outside Directors") is described below. Members of our Board who are also employees of Facet Biotech are not entitled to any compensation with respect to their service as Board members.

Cash Compensation

        Each Outside Director, other than the Chairperson of the Board, will receive a retainer of $35,000 per year. If the Chairperson is an Outside Director, we will pay the Chairperson a retainer of $50,000 per year in lieu of the $35,000 retainer payable to other outside Directors.

        Each member of the Audit Committee, other than the Chairperson of the Audit Committee, will receive a retainer of $7,500 per year and the Chairperson of the Audit Committee will receive a retainer of $15,000 per year for his or her service as an Audit Committee member. As to all other committees of the Board, each Outside Director member, other than the Chairperson of these committees, will receive a retainer of $6,000 per year and each Outside Director Chairperson of the foregoing committees will receive a retainer of $12,000 per year, for his or her respective service as a member of these committees.

        Each Outside Director will also receive cash compensation for attendance at meetings of our Board and committees of our Board of $2,000 for each Board meeting and $1,000 for each committee meeting. All cash compensation payable to Outside Directors for their service on our Board and its committees and attendance at meetings will be paid on a quarterly basis in arrears.

        We also intend to reimburse our directors for their travel expenses for Board and committee meetings. Our Board may have an annual multi-day off-site meeting to which each Board member may bring a significant other. We plan to reimburse our directors for their significant others' travel expenses for these off-site meetings and, because these reimbursements would be reported as income to the directors, we would intend to pay our directors a tax gross-up payment to make these reimbursements effectively tax neutral to the directors.

Equity Compensation

        For Outside Directors elected or appointed after the spin-off, each Outside Director will receive (1) an initial grant of 8,333 shares of our restricted stock and an initial option to purchase 16,667 shares of our common stock effective upon election or appointment to our Board and (2) an annual grant of 5,000 shares of our restricted stock and an option to purchase 10,000 shares of our common stock, except that any annual grant to a new director is pro-rated if the new director was elected or appointed in between annual stockholder meetings. If the Chairperson of the Board is an Outside Director, the Chairperson of the Board will receive (1) an initial grant of 10,000 shares of our restricted stock and an initial option to purchase 20,000 shares of our common stock effective upon election or appointment to our Board and (2) an annual grant of 6,667 shares of our restricted stock and an option to purchase 13,333 shares of our common stock, except that any annual grant is pro-rated if the chairperson was elected or appointed in between annual stockholder meetings. Such restricted stock grants and options will be made under our 2008 Equity Incentive Plan.

        Restricted stock and options granted to our Board members would vest monthly over 12 months, subject to the Board member's continued service.

        Our initial Outside Directors appointed in connection with the spin-off will receive initial and annual option grants as noted above, except that the initial grants after the spin-off will be made approximately 20 trading days after the distribution date.

        We expect to enter into indemnification agreements with our directors in accordance with the provisions of our certificate of incorporation, bylaws and Delaware law.

 Compensation Discussion and Analysis

        We have separated our discussion of executive compensation into the following sections:

  •
  the guiding philosophy and objectives for the executive compensation program we intend to implement after the spin-off;

  •
  treatment of outstanding equity awards in connection with the spin-off; and

  •
  historical compensation of our named executive officers prior to the spin-off under PDL executive compensation programs.

Compensation Program Objectives

        The goal of our executive compensation program will be to effectively motivate our executive leadership to perform in a manner that maximizes stockholder value. To that end, we will seek to maintain an executive compensation program that ensures that we can successfully recruit high quality candidates for senior leadership positions and retain these executives through appropriate awards and incentives tied to their individual performance and their contribution to our overall performance as measured against the achievement of company-wide goals and objectives.

        Our Compensation Committee will annually review and evaluate the components and effectiveness of our executive compensation program to ensure our programs are consistent with our goals and that our executive compensation program is aligned with the marketplace in which we compete for executive talent. In conducting its annual review and evaluation, our Compensation Committee may use the services of independent compensation consultants to provide advice regarding executive compensation, including with respect to the composition of our peer group, gathering peer group and other relevant executive compensation information and analysis of this information and preparing "tally sheets" of each officer's compensation for our Compensation Committee's review. PDL's Compensation Committee retained Towers Perrin in May 2007 to advise on various matters related to compensation of its officers and directors and general compensation programs and matters, including in connection with planning for the spin-off. We expect to continue the engagement of Towers Perrin to advise on these matters for us after the spin-off.

        Our Compensation Committee also will solicit and receive input from our Human Resources, Finance and Legal departments and CEO and will take into account this input in determining the structure and amount of compensation for our individual officers. Our Compensation Committee also will solicit input from other Outside Directors in evaluating the performance of our CEO. Members of management of our human resources, legal and finance departments, and our CEO, are anticipated to attend portions of our Compensation Committee's meetings; however, our CEO will not be present during voting or deliberations regarding his or her compensation. We expect that members of management of our human resources, legal and finance departments, customarily will not be present during voting regarding our CEO's compensation, but may be asked to participate in certain of the deliberations regarding our CEO's compensation.

Compensation Program Elements

        We expect that compensation payable to our officers primarily will be comprised of five elements, designed together to motivate our officers to perform in a manner that will enable us to meet our strategic goals and annual business objectives and increase stockholder value. The five elements that will comprise our total compensation program are (1) base salary, (2) employee benefits, (3) annual cash incentives, (4) equity incentives and (5) change in control and severance benefits. Each of these elements is discussed in more detail below.

        Our officers and other employees have experienced substantial organizational and operational changes over the prior 18 months as a result of changes in PDL's business and operations, including reductions-in-force and changes in management, and the spin-off represents further change and uncertainty. In addition, we do not currently have a CEO. Because of these factors, PDL implemented and we plan to continue, certain retention programs designed to mitigate the number of voluntary terminations. The retention compensation that may be earned under these programs is in addition to what we would otherwise pay our officers and employees with respect to their service to the company. We do not expect to extend these retention programs beyond the current life of these programs. The retention compensation payable to our named executive officers is discussed in more detail below.

Peer Group Selection and Benchmarking

        PDL's Compensation Committee, with the advice and input of Towers Perrin, has identified the companies listed in the table below as including most of the likely prospective peers of Facet Biotech:

Company	Employees(1)	Market Capitalization (millions)(2)	Total R&D Expense (millions)(3)
Affymax, Inc.	151	$285.2	$69.4
Alexza Pharmaceuticals, Inc.	144	$173.1	$45.6
Arena Pharmaceuticals, Inc.	491	$448.9	$149.5
Cell Genesys, Inc.	302	$84.1	$106.1
Dendreon Corporation	194	$548.3	$76.5
Exelixis, Inc.	735	$600.6	$225.4
Geron Corporation	140	$360.9	$54.6
Incyte Corporation	196	$869.4	$104.9
InterMune, Inc.	132	$745.6	$105.9
Ligand Pharmaceuticals, Inc.	59	$320.9	$44.6
Maxygen, Inc.	96	$183.0	$59.9
Nektar Therapeutics	575	$366.9	$153.6
Neurocrine Biosciences, Inc.	135	$198.7	$82.0
Rigel Pharmaceuticals, Inc.	159	$865.5	$70.4
Seattle Genetics, Inc.	189	$888.0	$64.8
Theravance, Inc.	311	$710.5	$155.3
XOMA Limited	311	$273.9	$66.2
ZymoGenetics, Inc.	570	$573.2	$142.3

(1)
The number of employees listed for each entity was obtained from the annual report on Form 10-K last filed by the entity.

(2)
The market capitalization of each entity was obtained by taking the number of shares outstanding as disclosed by the entity in the periodic report (Form 10-Q or Form 10-K) last filed by the entity before August 29, 2008 and multiplying that number by the closing price of the entity's common stock on August 29, 2008.

(3)
Total research and development expenses for each entity was obtained from the entity's annual report on Form 10-K last filed by the entity. Each entity has a December 31 fiscal year end, except for Exelixis, Inc., which has a December 28 fiscal year end.

        We expect to periodically purchase third-party compensation benchmark surveys, including the Global Life Sciences Survey produced by Radford Surveys+Consulting, and provide these surveys to our Compensation Committee and prepare and provide additional analyses to assist our Compensation Committee's evaluation and comparison of each element of executive compensation.

We expect that our Compensation Committee will review peer group compensation and survey information prepared by our outside compensation consultant and our human resources group to ensure that our total compensation program for executive officers is competitive and that we retain and properly motivate our executive officers.

Base Salary

        Base salary will be the fundamental, fixed element of our officers' compensation and the foundation for each officer's total compensation.

        The initial amount of base salary our Compensation Committee will determine to pay each of our officers who were formerly officers of PDL is expected to be the same as the amount of base salary paid to such officer by PDL immediately prior to the spin-off. On a going-forward basis, the initial amount of base salary our Compensation Committee determines to pay each of our officers primarily will be driven by two factors: (1) the amount the market would pay for similar positions with like responsibilities and (2) the officer's experience, knowledge, skills and education. In assessing what the market would pay for a given position, our Compensation Committee may rely on peer group executive compensation information prepared by outside compensation consultants, and compensation benchmark surveys we may purchase. Our Compensation Committee is expected to target the 50th percentile of the market for an officer's total cash compensation, including base salary, which is lower than the 60th percentile of the market that PDL had targeted during the time that it had commercial operations and before the spin-off. However, the officer's overall experience and education would then determine where within the market salary range the officer's base salary initially would be set.

        Our Compensation Committee will annually review each officer's base salary and adjust it based on three elements: (1) performance of the officer's respective functional responsibilities against defined objectives, (2) individual performance, using the performance areas identified below, and (3) changes in the competitive marketplace using benchmarks of comparable positions in the biotechnology industry. To evaluate functional performance, our Compensation Committee will receive a performance assessment from our CEO, rating each officer against annually agreed upon objectives. Each officer's individual and functional area performance will be measured through our annual focal review process by assessing a variety of performance areas and evaluating whether and to what extent the officer's performance exceeds expectations and how consistently or often performance exceeds expectations. The areas for individual performance review include, first and foremost, the meeting of stated objectives and are expected to include:

  •
  Decision-making ability and exercise of judgment;

  •
  Technical expertise and skills;

  •
  Demonstration of initiative and results achieved;

  •
  Ability to collaborate cross-functionally and teamwork;

  •
  Communication skills;

  •
  Working habits and quality of work;

  •
  Leadership and management skills;

  •
  Coaching, mentoring and development skills; and

  •
  Ability to manage change.

        To ensure that each of our officers is compensated commensurate with market parameters, our Compensation Committee may review peer group and benchmark survey information, using outside compensation surveys, to assess the reasonableness and competitiveness of annual base salaries and any proposed salary increase for our officers. This benchmarked data would help to ensure that our overall annual adjustments to salary are designed to appropriately reward, incentivize and retain our officers.

        Our named executive officers' current annual base salaries are set forth in the table below.

2008 Base Salary
Faheem Hasnain	$550,000
Andrew Guggenhime	$362,050
Mark McCamish, M.D., Ph.D.	$383,100
Jaisim Shah	$325,000
Maninder Hora, Ph.D.	$294,150

Employee Benefits

        We plan to provide our employees, including our officers, with customary benefits, including medical, dental, vision and life insurance coverage, short-term and long-term disability coverage and the ability to participate in our 401(k) plan, and our tax-qualified employee stock purchase plan. The costs of our insurance coverage benefits will be largely borne by us, however, employees will be expected to pay portions of the premiums for some of these benefits. We believe these benefits are of the type customarily offered to employees by our peer group and in our industry.

        This element of compensation is intended to provide assurance of financial support in the event of illness or injury, encourage retirement savings through a 401(k) plan and encourage equity ownership by our employees through our employee stock purchase plan.

Annual Cash Incentives

        Another component of our officers' total compensation will be an annual cash bonus. The annual cash bonus is intended to reward our officers for their individual contributions and for our overall performance during the year.

        Each employee's baseline target bonus, including each officer's target bonus, will be determined based on the salary grade or level of the employee and will equal a percentage of the employee's annual base salary. We expect our Compensation Committee to set the target bonus levels by salary grade level for all officers and employees, based on review of peer and benchmarking data and taking into consideration the targeted levels of other elements of compensation. The targeted bonus levels are intended to put a higher amount of total compensation and cash compensation at risk based on our performance and individual performance for officers and employees with relatively higher responsibilities. Our Compensation Committee will review the target bonuses for officers each year with this goal in mind.

        The actual amount of bonus to be received by each officer will be adjusted from the target bonus level based on our performance during the year, as determined by our Board, and individual performance of the officer during the year. As noted above, our CEO will conduct the annual assessment of the performance of officers other than our CEO, and our Compensation Committee will review our CEO's assessment of the other officers. Our Compensation Committee is solely responsible for evaluating our CEO's performance and will assess his or her performance annually. The individual performance of each officer will be reviewed by our Compensation Committee, which will determine the amount of target bonus adjustment.

2008 Performance Bonus Program

        We will have a performance-based bonus program for calendar year 2008 (the "2008 Performance Program") pursuant to which eligible employees, including our officers, would receive cash bonuses for the successful achievement of certain goals of the Biotechnology Business during 2008. The 2008 Performance Program is largely a continuation of the 2008 performance-based bonus program adopted by PDL on June 6, 2008 as most of the goals of PDL's bonus program related to the Biotechnology Business and nearly all of PDL's employees will join Facet Biotech. The primary goal categories under the 2008 Performance Program and their respective weighting are:

Category	Weighting
Goals related to restructuring, financial objectives and strategic transactions	30%
Clinical development goals	30%
Research and discovery goals	20%
Collaboration related goals	20%

Total:	100%

        The extent to which we successfully achieve our goals, as determined by our Board, will determine the amount of the bonus pool under the 2008 Performance Program, subject to the exercise of the discretion of our Board to increase, decrease or eliminate the bonus pool under the 2008 Performance Program.

        The bonus pool will be allocated among eligible employees based on each eligible employee's target bonus, which is equal to a percentage of the employee's annual base salary and depends on the salary grade of the employee, and the eligible employee's individual performance.

        All of our employees, other than interns and employees hired after September 30, 2008, are eligible to participate in the 2008 Performance Program, provided that they work 20 hours or more per week. Eligible employees who are assigned to regularly work a schedule of less than 40 hours per week but more than 20 hours per week would be entitled to a pro rated portion, based on their work schedule but excluding overtime hours, of the amount of bonus to which they would otherwise receive. Eligible employees that started their employment with the Biotechnology Business after January 31, 2008 and before October 1, 2008 would be entitled to a pro rated portion of the amount of bonus which they would otherwise receive. In order to receive any bonus that may be paid out under the 2008 Performance Program, eligible employees must also continue to be employed by the Company at the time bonuses are paid, if any, which we expect would occur in early 2009. Notwithstanding the foregoing, transition employees whose employment with the Biotechnology Business who PDL terminated or that we terminate on or after July 1, 2008 will be eligible to receive bonuses under the 2008 Performance Program even if they are not employed by us at the time bonuses are paid under the 2008 Performance Program. These transition employees would be eligible to receive a pro-rated portion of the bonus they would have otherwise been eligible for had we not terminated them prior to the time bonuses are paid. The pro-ration would be based on the number of whole months of the transition employee's service to the Biotechnology Business in 2008, rounded up to the nearest whole month.

        Our Board reserves the right, exercisable at its discretion, to increase, decrease or eliminate the bonuses that could be paid under the 2008 Performance Program and to amend or terminate the 2008 Performance Program at any time.

        The amounts payable to the named executive officers under the 2008 Performance Program are not yet determinable.

Equity Incentives

        We believe that equity awards encourage the perspective necessary to meet longer-term financial and strategic goals and more closely align the interests of our employees with those of our stockholders by causing our employees to think like owners because the value of equity awards, especially stock options, increases only if the value of our common stock increases. The long-term incentive of equity awards provides balance to the shorter-term and medium-term focus that base salary and annual bonuses may foster in isolation, thereby promoting thoughtful, balanced decision-making by our employees. We also believe that equity incentives are a key part of our ability to attract and retain employees, especially officers, in a highly competitive labor market.

2008 Equity Incentive Plan

        Our 2008 Equity Incentive Plan, or the Equity Plan, was approved by our Board and our sole stockholder, PDL BioPharma, Inc., in October 2008. The types of equity awards that may be granted include stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock-based or cash-based awards.

        A total of 3,500,000 shares of our common stock will be initially authorized and reserved for issuance under the Equity Plan. This reserve will automatically increase on January 1, 2009 and each subsequent anniversary through 2013, by an amount equal to the smaller of (1) 4 percent of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or (2) a number determined by the Board. The Equity Plan's available share reserve is reduced by one share for each share issued upon exercise of a stock option or stock appreciation right, or pursuant to a "full value award" (e.g., restricted stock, restricted stock units, performance shares and performance units). Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the Equity Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the Equity Plan.

        Awards may be granted under the Equity Plan to our employees, officers and directors or those of any present or future parent or subsidiary corporation or other affiliated entity. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other stock-based or cash-based awards to any eligible participant.

        Only members of our Board who are not employees at the time of grant are eligible to participate in the nonemployee director awards component of the Equity Plan. The Board or the Compensation Committee will set the amount and type of nonemployee director awards to be awarded on a periodic, non-discriminatory basis. Nonemployee director awards may be granted in the form of nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards. The maximum aggregate number of shares for which such awards may be granted to any nonemployee director in any fiscal year will equal 50,000, increased by up to an additional 20,000 shares upon the director's initial appointment or election to the Board, 20,000 shares for service as chair or lead director of the Board, 10,000 shares for service as a Board committee chair and 5,000 shares for service as a Board committee member (other than as chair).

        The Equity Plan includes a number of additional limitations on awards. No more than 50 percent of the shares may be issued pursuant to full value awards granted under the Equity Plan. To enable compensation in connection with certain types of awards to qualify as "performance-based" within the meaning of Section 162(m) of the Internal Revenue Code, the Equity Plan limits the number of shares or dollar value for which any award intended to qualify as performance-based may be granted to any employee in any fiscal year, as follows: (1) 1 million shares or (2) $2.5 million for each year contained in a performance period. All of the shares under the Equity Plan may be issued pursuant to incentive stock options. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the Equity Plan and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure.

        In the event of a change in control as described in the Equity Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the Equity Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The Compensation Committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all nonemployee director awards will automatically be accelerated in full. In addition, our current forms of Equity Plan agreements provide for all other awards, to the extent not assumed or continued in connection with any change of control, will automatically be accelerated in full. The Equity Plan also authorizes the Compensation Committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

2008 Employee Stock Purchase Plan

        Our 2008 Employee Stock Purchase Plan, or the Purchase Plan, was adopted by our Board and our sole stockholder. The Purchase Plan enables eligible employees to purchase shares of our common stock at a formula-based discounted price, generally through payroll deductions.

        A total of 600,000 shares of our common stock are initially authorized and reserved for sale under the Purchase Plan. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are canceled will again become available for issuance under the Purchase Plan.

        Our employees and employees of any parent or subsidiary corporation designated by the Compensation Committee are eligible to participate in the Purchase Plan if they are employed by us for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted a right to purchase stock under the Purchase Plan if: (1) the employee immediately after such grant would own stock possessing 5 percent or more of the total combined voting power or value of all classes of our capital stock or of any parent or subsidiary corporation or (2) the employee's rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 in value for each calendar year of participation in such plans.

        The Purchase Plan is implemented through a series of sequential offering periods, generally six months in duration beginning on the first trading days of March and September each year. However, the Compensation Committee will establish the commencement date of the initial offering period. The Compensation Committee is authorized to establish additional or alternative sequential or overlapping offering periods and offering periods having a different duration or different starting or ending dates, provided that no offering period may have a duration exceeding 27 months.

        Amounts accumulated for each participant, generally through payroll deductions, are credited toward the purchase of shares of our common stock at the end of each offering period at a price established by the Compensation Committee. The purchase price may not be less than 85 percent of the lower of the fair market value of our common stock at the beginning of the offering period or at the end of the offering period.

        The maximum number of shares a participant may purchase in any six-month offering period is the lesser of (1) that number of shares determined by multiplying (A) 250 shares by (B) the number of months (rounded to the nearest whole month) in the offering period and rounding to the nearest whole share or (2) that number of whole shares determined by dividing (A) the product of $2,083.33 and the number of months (rounded to the nearest whole month) in the offering period and rounding to the nearest whole dollar by (B) the fair market value of a share of our common stock at the beginning of the offering period. Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants' compensation in excess of the amounts used to purchase shares will be refunded, without interest.

        In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under the Purchase Plan. However, if the acquiring or successor corporation does not assume such rights and obligations, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

Re-Engagement Grants

        We plan to hire nearly all of PDL's employees because all of these employees support the Biotechnology Business. Upon termination of employment from PDL, which will occur on the distribution date, the unvested PDL stock options held by these employees will terminate, the vested portion of their PDL stock options will remain exercisable for three months following employment termination and any unvested PDL restricted stock held by these employees will be cancelled. Substantially all of PDL's outstanding stock options are "out of the money", that is, they have exercise prices higher than the current trading price of a share of PDL common stock. As a result, we expect that substantially all options held by PDL's former employees will expire unexercised. Because the PDL stock options held by these employees will terminate and not be assumed by Facet Biotech, our employees will not have any equity interest in Facet Biotech other than shares of Facet Biotech they may receive in the distribution with respect to PDL stock they held prior to the ex-dividend date for the spin-off.

        In order to provide initial equity incentives to our employees and better align the interest of our employees with those of our stockholders, the PDL Compensation Committee adopted the following arrangements, which our Board has approved and which we expect to implement after the spin-off.

        In an attempt to properly reflect the prior contributions of our continuing employees to the Biotechnology Business, we expect to grant new fully-vested Facet Biotech options to our employees after the spin-off. The value of these Facet Biotech options will be based on the value of vested PDL options that our employees held after the spin-off that expire without being exercised. The value of the expired vested PDL options will be determined using the Black-Scholes valuation methodology, however, with respect to those PDL options granted prior to May 6, 2008, the ex-dividend date for PDL's $4.25 special cash dividend, we will reduce the exercise price of these options by $4.25 per share, unless the terms of the plan under which the options were granted already provided for such a reduction, to reflect the impact of the special cash dividend on the value of these options. These new Facet Biotech options will have an exercise price equal to the market price of Facet Biotech common stock on the date of grant, approximately three months after the spin-off (i.e. after the vested PDL options expire). As part of this program, we also expect to grant new shares of Facet Biotech restricted stock after the spin-off to our employees who held unvested shares of PDL restricted stock that were cancelled upon termination of employment with PDL. The value of these new shares of restricted stock will be based on the value of unvested PDL restricted stock held by such employees upon the spin-off and will have vesting schedules that match the vesting schedules of the unvested PDL restricted stock which terminated upon the employee's termination from PDL in connection with the spin-off. These restricted stock grants will be made effective approximately 20 trading days after the distribution date.

        In addition to the previously described awards to reflect our employees' prior contributions to the Biotechnology Business, in order to provide appropriate incentive to our employees to contribute to our future performance, we plan to grant to our employees, including our officers, unvested stock options and restricted stock approximately 20 trading days after the distribution date. We intend to grant awards that provide our employees with equity incentives that are market competitive for their positions. (See "Annual Incentive Grants" below for more information on our expectations regarding annual incentive grants.)

New Hire Grants

        In addition, on a going forward basis after the spin-off and initial engagement of continuing employees from PDL, we anticipate granting to all new employees stock option awards in connection with the start of their employment. The number of option shares granted to a new employee is expected to be based on the salary grade of the new employee and subject to grant size guidelines established by our Compensation Committee. Because compensation packages for officers tend to be more highly negotiated than are compensation packages for other employees, equity awards to officers may vary from the guidelines customarily followed to a greater degree than awards to other employees and may include a mix of stock options and restricted stock. For retention purposes, we plan to target the size of our equity grants to be competitive with our peers and roughly at the 60th percentile based on compensation survey data we obtain, which is higher than the 50th percentile of the market that PDL had targeted during the time that it had commercial operations and before the spin-off.

        Stock option grants to new employees, other than officers, are anticipated to be approved and granted by the Equity Grant Committee of our Board on the first business day of the week following the new employee's start date and would have an exercise price equal to the closing price of our common stock on the date of grant. We believe that the process of granting new hire option grants on a weekly basis provides an even-handed, fair approach for our employees generally, because the new hire stock option grant to each new employee is granted closer in time to the employee's decision to accept an employment offer than if grants were made on a monthly, quarterly or less-frequent basis. Stock option grants to promoted employees, other than officers, are also anticipated to be approved and granted by the Equity Grant Committee on the first business day of the first week after the date of the promotion. Most promotions are expected to occur in connection with the annual performance review process, however, promotions may also occur from time to time throughout the year. Our new hire and promotion stock option grants will vest over four years with 25 percent of the shares subject to the option vesting on the first anniversary of the grant date and 1/48 of the shares subject to the option vesting monthly after the first anniversary.

        The Equity Grant Committee is not authorized to grant equity awards to those officers that would be deemed "officers" ("Section 16 Officers") under Rule 16a-1(f) under the Securities Exchange Act of 1934 (the "Exchange Act"). Grants to Section 16 Officers are expected to be made only by our Compensation Committee. Grants to other officers are also anticipated to be made by our Compensation Committee and not by our Equity Grant Committee, even though our Equity Grant Committee has the authority to grant equity awards to these other officers. Our Compensation Committee will be expected to approve the general terms of employment offers to prospective new officers, subject to limitations to allow our management to negotiate final terms with the candidate. The equity award grant negotiated with the prospective new officer is then approved by our Compensation Committee after the officer candidate accepts our employment offer but before the start of employment. Our Compensation Committee also will approve equity awards to officers in connection with promotions. These grants are expected to become effective on the date of the promotions.

Annual Incentive Grants

        In addition to new hire equity grants, we may grant employees, including our officers, annual equity awards, which we expect to grant mid-year. Our annual stock option and restricted stock grants are expected to be on average approximately half the size of the grants that would otherwise be made to a new hire of the same salary grade, although an employee's individual performance will affect the actual size of the grant with higher performers receiving larger awards and lower performers receiving smaller or no awards. The goal of our annual equity incentive grant will be to provide officers and employees with continued incentives to improve corporate performance and continuing retention benefits.

        We will allocate between stock options and restricted stock to our employees and officers on a case-by-case basis with awards weighted to either stock options or restricted stock for individual officers or employees based on our Compensation Committee's assessment in individual cases of the relative motivational impact of the respective types of equity and consistent with our Compensation Committee's goal to minimize dilution of stockholders. Our Compensation Committee will determine the number of option shares or shares of restricted stock to be granted to each individual employee or officer based on a review of:

  •
  The employee's or officer's position at the Company,

  •
  His or her individual performance,

  •
  The number of unvested stock options and restricted shares held by the officer or employee,

  •
  The amount that the employee's or officer's stock options are "in the money," that is the extent to which the current market price exceeds the exercise price of such stock options, and

  •
  Other factors, including independent equity compensation survey data.

        Our annual stock option grants are expected to have an exercise price equal to the closing price of our common stock on the date of grant and vest with respect to 1/48 of the shares subject to the option on a monthly basis after the grant date. Annual restricted stock grants are expected to vest annually with respect to 25 percent of the shares subject to the grant.

Policy on Timing of Equity Grants

        We do not have any plan or practice to time equity grants in coordination with our public release or disclosure of material nonpublic information. We also do not time our release of material nonpublic information for purposes of affecting the value of compensation to employees, including our officers. Our equity grant policies provide that:

  •
  Equity grants approved by our Board or Compensation Committee will be granted effective as of the date of the meeting (the "Grant Date"), unless another later date is specified by the Board or Compensation Committee, at its discretion, including because the public announcement of material information is anticipated.

  •
  Equity grants approved by our Board or Compensation Committee pursuant to a unanimous written consent will be effective as of the first business day of the week following the receipt by the Company of the last signature required for such consent, unless another effective date is specified by the terms of such consent, which date shall be no earlier than the date the written consent shall become effective.

Change in Control and Severance Benefits

        Our change in control benefits are intended to retain our officers during the pendency of a proposed change of control transaction and to align the interests of our officers with our stockholders in the event of a change in control. We believe that proposed or actual change in control transactions can adversely impact the morale of officers and create uncertainty regarding their continued employment. We believe that offering change in control benefits will better ensure the retention of our officers during the pendency of a potential change in control transaction. Without these benefits, officers may be tempted to leave us prior to the closing of the change in control, especially if they do not wish to remain with the entity after the transaction closes, and any such departures could jeopardize the consummation of the transaction or our interests if the transaction does not close and we remain independent. We believe that these benefits therefore serve to enhance stockholder value in any such transaction, and align our officers' interests with those of our stockholders in change in control transactions. We also believe that to recruit executives to the Company and encourage retention of employees, it is appropriate and necessary to provide assurance of certain severance payments if the Company terminates the individual's employment without cause.

        While the arrangements for providing potential payments to our named executive officers in connection with a change in control of or upon termination of employment with Facet Biotech will not become effective until after the spin-off, the potential payments that each of our named executive officers would have received under PDL's Executive Retention and Severance Plan if a change in control of or termination of employment with PDL would have occurred on December 31, 2007 are set forth under the section titled "Potential Payments Upon Termination or Change in Control" in this Information Statement.

Retention and Severance Plan

        We adopted our Retention and Severance Plan, or the Retention Plan, which provides for the acceleration of vesting of equity awards and severance benefits in connection with a participant's involuntary termination of employment, whether following a "change in control" or otherwise. Each of our officers, including our named executive officers, will be eligible to receive benefits under the Retention Plan after the spin-off. The extent of vesting acceleration and amount of severance payable to an officer is based on whether an officer is a "vice president", "senior vice president" or the "chief executive officer".

        A change in control under our Retention Plan is deemed to occur if:

  •
  any person becomes the "beneficial owner", directly or indirectly, of our securities representing more than 50 percent of the total fair market value or total combined voting power of our then-outstanding securities entitled to vote generally in the election of our directors, subject to certain exceptions;

  •
  we are party to a merger, consolidation or similar corporate transaction, or series of related transactions, which results in the holders of our voting securities outstanding immediately prior to such transaction(s) failing to retain immediately after such transaction(s) direct or indirect beneficial ownership of more than 50 percent of the total combined voting power of the securities entitled to vote generally in the election of our directors or the surviving entity outstanding immediately after such transaction(s), subject to certain exceptions;

  •
  the sale, exchange or transfer of all or substantially all of our assets or consummation of any transaction, or series of related transactions, having similar effect (other than a sale or disposition to one or more of our subsidiaries); or

  •
  a change in the composition of the Board within any consecutive 12-month period as a result of which fewer than a majority of the directors are "incumbent directors" (as defined in the Retention Plan).

        If the surviving or acquiring entity in a change in control does not assume or otherwise issue substitutes for equity awards whose vesting is based on continued service alone ("service-based equity awards"), then, immediately prior to the change in control, 100 percent of the unvested portion of awards held by each participant would become vested in full. In addition, all equity awards whose vesting is based on achievement of performance goals ("performance-based equity awards") would vest in full immediately prior to the change in control in an amount that would vest had the target level of performance been achieved. In either case, continued employment to the time of the change in control is a condition to acceleration of vesting of a participant's equity awards, except as otherwise provided by the Retention Plan in the event of involuntary termination.

        Without the above-described acceleration of equity awards, officers may be tempted to leave us prior to the closing of the change in control, especially if they do not wish to remain with the acquiring or surviving entity, and any such departures could jeopardize the consummation of the transaction or our interests if the transaction does not close and we remain independent.

        The Retention Plan also provides for severance, health and life insurance continuation benefits, outplacement benefits and certain acceleration of vesting of equity awards in the event the participating officer's employment is involuntarily terminated. For the purposes of the Retention Plan, involuntary termination means termination of employment by the company other than for "cause" or the participant's death or permanent disability, or the participant's resignation for "good reason" (each, a "triggering termination"). The specific benefits provided vary depending on whether involuntary termination occurs within 18 months after the change in control or at other times not in connection with a change in control. In any case, the severance benefits provided and equity award vesting acceleration that occurs in connection with a triggering termination are conditioned on the officer's execution of a general release of all claims against us in a form prescribed by the Retention Plan.

        If a participant's employment is involuntarily terminated within 18 months after a change in control, then the participant is entitled to certain payments based on the participant's monthly base salary and annual incentive bonus rates, together with certain additional benefits, as follows:

  •
  The participant would receive a lump sum payment equal to the sum of the participant's monthly base salary rate and monthly annual incentive bonus rate for a specified number of months based on the participant's position: (i) 24 months if the participant is the chief executive officer, (ii) 18 months if the participant is a senior vice president, (iii) 12 months if the participant is a vice president and (iv) nine months if the participant is a key employee.

  •
  The participant would continue to receive health and life insurance benefits for (i) 24 months, if the participant is the chief executive officer, (ii) 18 months if the participant is a senior vice president, (iii) 12 months if the participant is a vice president and (iv) nine months if a participant is a key employee.

  •
  100 percent of the unvested portion of the equity awards held by the participant, including awards granted by the surviving or acquiring entity after the change in control, would become vested.

  •
  Stock options held by the participant would remain exercisable for one year after termination of employment.

  •
  The participant would receive outplacement services for a period of six months.

        If a participant's employment is involuntarily terminated at any time other than within 18 months after a change in control, then the participant is entitled to certain payments based on the participant's monthly base salary rate alone, together with certain additional benefits, as follows:

  •
  The participant would receive a lump sum payment equal to the participant's monthly base salary rate and monthly annual incentive bonus rate for a number of months based on the participant's position: (i) 18 months if the participant is the chief executive officer, (ii) 12 months if the participant is a senior vice president, (iii) nine months if the participant is a vice president and (iv) six months if the participant is a key employee.

  •
  The participant would continue to receive health and life insurance benefits for (i) 18 months, if the participant is the chief executive officer, (ii) 12 months if the participant is a senior vice president, (iii) nine months if the participant is a vice president and (iv) six months if the participant is a key employee.

  •
  Any unvested service-based equity awards held by the participant, which would otherwise vest during the one year following termination, would become vested. Except for awards intended to qualify for exemption under Section 162(m) of the Code, the vesting of performance-based equity awards would accelerate to the extent that the award would vest had the target level of performance been achieved, subject to proration if the performance period would have continued for more than 12 months beyond the date of the participant's termination of employment. In the case of performance-based equity awards intended to qualify for exemption under Section 162(m) of the Code, the extent of accelerated vesting would be determined by the actual achievement of the applicable performance goals at the end of the performance period, subject to proration if the performance period extends more than 12 months beyond the participant's termination of employment.

  •
  Stock options held by the participant would remain exercisable for one year after termination of employment.

  •
  The participant would receive outplacement services for a period of six months.

        For purposes of the Retention Plan, the term "monthly base salary rate" means an amount equal to the officer's monthly base salary immediately prior to the triggering termination (without giving effect to any reduction constituting "good reason" for resignation), or if greater in connection with an involuntary termination occurring within 18 months following a change in control, the officer's monthly base salary immediately prior to the change in control. The term "monthly annual incentive bonus rate" means a quotient determined by dividing 12 by whichever of the following amounts is the greatest: (1) the aggregate amount of all annual incentive bonuses earned by the officer during the fiscal year immediately prior to the year of the change in control, (2) the aggregate amount of all annual incentive bonuses earned by the officer during the fiscal year immediately prior to the year of the triggering termination, or (3) the aggregate of all annual incentive bonuses that would be earned by the officer at the targeted annual rate assuming attainment of 100 percent of all applicable performance goals in the year which the triggering termination occurs. For this purpose, annual incentive bonuses do not include signing bonuses, retention bonuses or other nonrecurring cash awards that are not part of an annual incentive bonus program.

        For purposes of the Retention Plan, the term "cause" means the occurrence of any of the following:

  •
  Such participant's theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any our documents or records;

  •
  Such participant's material failure to abide by our code of conduct or other written policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct);

  •
  Such participant's material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of ours (including, without limitation, such participant's improper use or disclosure of our confidential or proprietary information);

  •
  Such participant's intentional act which has a material detrimental effect on our reputation or business;

  •
  Such participant's repeated failure or inability to perform any reasonable assigned duties after written notice of, and a reasonable opportunity to cure, such failure or inability;

  •
  Such participant's material breach of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement of ours, which breach is not cured pursuant to the terms of such agreement or within 20 days of receiving written notice of such breach; or

  •
  Such participant's conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs such participant's ability to perform his or her duties to us.

        For purposes of the Retention Plan, the term "good reason" means the occurrence of any of the following conditions without such participant's informed written consent:

  •
  A material diminution in such participant's authority, duties or responsibilities, causing such participant's position to be of materially lesser rank or responsibility;

  •
  A material diminution in the authority, duties or responsibilities of the supervisor to whom such participant is required to report, causing such supervisor's position to be of materially lesser rank or responsibility; or, if such participant reports to the Board, a requirement that such participant report to a corporate officer or employee rather than directly to our Board or the board of any parent company of ours;

  •
  A material reduction in such participant's base salary rate or annual incentive bonus target rate, unless reductions comparable in amount and duration are concurrently made for all other officers and key employees of ours;

  •
  A change in such participant's work location that increases the regular one-way commute distance between such participant's residence and work location by more than 30 miles; or

  •
  Any action or inaction by us or our successor that constitutes a material breach with respect to such participant of the Retention Plan or an employment agreement under which such participant provides services to us.

        The PDL Compensation Committee approved, and we have assumed the obligations for, retention bonuses payable to each of our named executive officers in the amounts and on the dates set forth in the table below, provided that such individual remains employed in good standing through such date. In addition, in the event Dr. McCamish's, Mr. Guggenhime's or Mr. Shah's employment with us is terminated other than for "cause" or such individual terminates his employment for "good reason" on or prior to December 31, 2009, each stock option held by such individual would vest with respect to 25 percent of the shares originally subject such stock option, which would be in addition to any additional vesting under the Retention Plan, and each stock option held by the individual would remain exercisable for one year after termination. In the event Dr. Hora's employment with us is terminated other than for "cause" or he terminates his employment for "good reason" on or prior to September 4, 2009, each stock option held by him would vest with respect to 25 percent of the shares originally subject such stock option, which would be in addition to any additional vesting under the Retention Plan, and each stock option held by him would remain exercisable for one year after termination.

	June 30, 2009	September 4, 2009	December 31, 2009
Andrew Guggenhime Senior Vice President and Chief Financial Officer	$66,000	$—	$88,000
Mark McCamish Senior Vice President and Chief Medical Officer	$69,000	$—	$92,000
Jaisim Shah Senior Vice President and Chief Business Officer	$60,000	$—	$80,000
Maninder Hora, Ph.D. Vice President, Process Development	$—	$67,500	$—

        In the event a named executive officer's employment with us is terminated without cause prior to one of the retention bonus payment dates set forth above, such individual would be eligible to receive a prorated amount of the next retention bonus that such individual would otherwise have earned.

        In addition to the retention bonuses identified in the above table, the PDL Compensation Committee approved, and we have assumed the obligations for, retention bonuses payable to each of our named executive officers in the amounts and on the dates set forth below, provided that such individual remains employed in good standing through such date.

	January 31, 2009	May 31, 2009
Andrew Guggenhime Senior Vice President and Chief Financial Officer	$25,000	$—
Mark McCamish Senior Vice President and Chief Medical Officer	$25,000	$—
Jaisim Shah Senior Vice President and Chief Business Officer	$25,000	$—
Maninder Hora Vice President, Process Development	$—	$45,000

        In the event a named executive officer's employment with us is terminated without cause prior to one of the retention bonus payment dates set forth in the two tables above, such individual would be eligible to receive a prorated amount of the next retention bonus that such individual would otherwise have earned.

        In the event Dr. McCamish's, Mr. Guggenhime's or Mr. Shah's employment with us is terminated without cause following a change in control and prior to January 31, 2009, such individual would be eligible to receive the full unearned amount of the retention bonuses set forth in the two tables above provided such individual signs and does not revoke a general release of all claims.

        In the event Dr. McCamish's, Mr. Guggenhime's, Mr. Shah's or Dr. Hora's employment with us is terminated for cause or such officer voluntarily terminates employment with us, such individual would not receive any unearned portion of the retention bonuses set forth in the two tables above.

Tax Considerations

        Our Compensation Committee has considered the provisions of Section 162(m) of the Internal Revenue Code and related Treasury Department regulations which restrict deductibility for federal income tax purposes of executive compensation paid to our CEO and each of the four other most highly compensated executive officers holding office at the end of any year to the extent such compensation exceeds $1,000,000 for any of such officers in any year and does not qualify for an exception under the statute or regulations. The members of our Compensation Committee will qualify as outside directors for purposes of exempting executive compensation from the limits on deductibility under Section 162(m). Our Compensation Committee will be solely responsible for granting stock options to officers. In the future, our Compensation Committee will continue to evaluate the advisability of exempting executive compensation from the deductibility limits of Section 162(m). Our Compensation Committee's policy will be to qualify our executives' compensation for deductibility under applicable tax laws to the maximum extent possible, consistent with our compensation objectives.

Prohibition Against Certain Equity Transactions

        Our Trading Compliance Policy prohibits our officers and directors from engaging in "short" sales and hedging or monetization transactions which could reasonably cause our officers and directors to have interests adverse to our stockholders. "Short" sales, which are sales of shares of common stock by a person that does not own the shares at the time of the sale, evidence an expectation that the value of the shares will decline in value. We prohibit our officers and directors from entering into "short" sales because such transactions signal to the market that the officer and director has no confidence in us or our short-term prospects and may reduce the officer's or director's incentive to improve our performance. In addition, Section 16(c) of the Exchange Act expressly prohibits officers and directors from engaging in short sales. Our officers and directors are also prohibited under our Trading Compliance Policy from entering into hedging or monetization transactions, such as zero-cost collars and forward sale contracts, which allow a party to lock in much of the value of their stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions would allow someone to continue to own the covered securities, but without the full risks and rewards of ownership. If an officer or director were to enter into such a transaction, the officer or director would no longer have the same objectives as our other stockholders.

Treatment of Outstanding PDL Equity Awards in Connection with the Spin-Off

        While equity awards held by PDL employees who remain with PDL after the spin-off will continue to vest and be governed by the respective PDL plan under which they were granted, we expect that nearly all of PDL's employees will become Facet Biotech employees at the time of the spin-off and their employment with PDL will terminate at such time.

        The PDL stock options held by these former PDL employees will terminate three months after the termination of employment with PDL. Substantially all of those PDL options are "out-of-the-money", that is, they have exercise prices higher than the current trading price of a share of PDL common stock. As a result, we expect that substantially all such options will expire unexercised. While vested portions of any restricted stock awards granted to the employee will continue to be retained by such employee, any unvested shares will automatically be reacquired by PDL without any payment therefor.

        We plan to issue equity awards shortly after the spin-off to our employees who were PDL employees immediately prior to the spin-off. Our plans regarding these equity award grants are described in more detail in the section titled "Re-Engagement Grants" above.

Equity Compensation Plan Information

        Upon the spin-off, we will maintain two equity compensation plans—our 2008 Equity Incentive Plan and our 2008 Employee Stock Purchase Plan—that provide for the issuance of common stock-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards, to our directors, officers and other employees, advisors and consultants.

        The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of the distribution date.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by stockholders	—	$—	4,100,000
Equity compensation plans not approved by stockholders	—	$—	—

Total	—	$—	4,100,000

Historical PDL Compensation of Our Executive Officers Prior to the Spin-Off

        The following table sets forth information concerning the compensation earned by officers of PDL who are expected to join us upon the spin-off and would be our named executive officers based on the compensation they received from PDL. These officers are Andrew Guggenhime, who is expected to be our Senior Vice President and Chief Financial Officer, Mark McCamish, who is expected to be our Senior Vice President and Chief Medical Office, Jaisim Shah, who is expected to be our Senior Vice President and Chief Business Officer, and Maninder Hora, who is expected to be our Vice President, Product and Quality Operations. All of the information included in these tables reflects compensation earned by these individuals (the "named executive officers") for services with PDL. All references in the following tables to stock options, restricted stock, restricted stock units, and other stock awards relate to awards granted by PDL in regard to PDL common stock. The amounts and forms of compensation reported below do not necessarily reflect the compensation these persons will receive following the spin-off, which could be higher or lower, because historical compensation was determined by PDL and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Compensation Committee.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)		Non-Equity Incentive Plan Compensation(1) ($)	Stock Awards(2) ($)	Option Awards(3) ($)	All Other Compensation ($)		Total($)
Andrew Guggenhime Senior Vice President and Chief Financial Officer	2007 2006	348,081 228,750	(5)	17,755 74,900	(6),(7)	97,245 —	59,340 44,307	301,569 168,410	3,668 3,365	(4) (4)	827,658 519,732
Mark McCamish Senior Vice President and Chief Medical Officer	2007 2006	308,308 —	(8)	187,471 —	(9)	92,529 —	29,898 —	143,896 —	5,032 —	(12)	767,134 —
Jaisim Shah Senior Vice President and Chief Business Officer	2007 2006	297,045 287,000		17,013 66,010	(6)	82,987 —	52,695 23,475	161,002 218,942	7,648 6,810	(4) (4)	618,390 602,237
Maninder Hora, Ph.D. Vice President, Product and Quality Operations	2007 2006	280,125 118,731	(10)	4,622 49,700	(6)(11)	62,608 —	10,569 4,496	121,016 39,044	4,371 569	(4) (4)	483,311 212,540

(1)
Amounts listed in this column reflect the amount of cash bonus earned under PDL's 2007 Performance Program to the extent attributable to the performance against goals PDL had set at the beginning of 2007. Based on PDL's performance against stated goals, PDL's Compensation Committee funded PDL's bonus pool at 74.5%. PDL's Compensation Committee, in the exercise of its discretion, increased the funding of the bonus pool by an additional 5.5% for the reasons described above under the heading "2007 Performance Bonus Program" in the "Compensation Discussion and Analysis" section of the PDL proxy statement filed with the SEC on April 29, 2008. The amount of each officer's 2007 bonus attributable to this additional 5.5% bonus funding is listed in the "Bonus" column.

(2)
Amounts listed in this column reflect the compensation cost recognized for financial statement purposes during 2007 for the shares of restricted stock held by PDL's named executive officers calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Share-Based Payment (Revised 2004)" ("SFAS 123(R)"). See note 3 of PDL's "Notes to combined consolidated financial statements" in PDL's annual report on Form 10-K filed with the SEC on March 13, 2008 for a discussion of assumptions PDL made in determining the compensation costs included in this column.

(3)
Amounts listed in this column reflect the compensation cost recognized for financial statement purposes during 2007 for the stock awards held by the named executive officer calculated in accordance with SFAS 123(R) and using a Black-Scholes valuation model. See note 3 of PDL's "Notes to consolidated financial statements" in PDL's annual report on Form 10-K filed with the SEC on March 13, 2008 for a discussion of assumptions PDL made in determining the compensation costs included in this column.

(4)
Consists of (A) matching contributions PDL made to the officer's 401(k) plan with respect to his 2007 and 2006 contributions, respectively, and (B) insurance premiums PDL paid during 2007 and 2006, respectively, with respect to life insurance for the benefit of the officer.

(5)
Mr. Guggenhime's annual base salary in 2006 was $305,000. The amount of salary earned is lower than his base salary, however, because Mr. Guggenhime joined us in April 2006.

(6)
Although the target bonuses (not including hiring, retention or sales bonuses that were earned by some of PDL's named executive officers) of each of PDL's executive officers earned in 2006 were adjusted based on PDL's performance during 2006, PDL had not established or communicated to PDL's executive officers a formal connection between the amount of the target bonus the executive officer would receive and the extent to which PDL achieved PDL's company-wide objectives until November 2006. Because of this, the bonuses that PDL's named executive officers received with respect to 2006 bonuses that were impacted by PDL's performance are disclosed in this "Bonus" column and not classified and disclosed as awards under a non-equity incentive plan.

(7)
Includes a hiring bonus of $20,000 PDL paid to Mr. Guggenhime at the start of his employment with us in April 2006.

(8)
Dr. McCamish's annual base salary in 2007 was $360,000. The amount of salary earned is lower than his base salary, however, because Dr. McCamish joined us in February 2007.

(9)
Includes a hiring bonus of $100,000 and a relocation bonus of $55,000 PDL paid to Dr. McCamish at the start of his employment with us in February 2007.

(10)
Dr. Hora's annual base salary in 2006 was $270,000. The amount of salary earned is lower than his base salary, however, because Dr. Hora joined us in July 2006.

(11)
Includes a hiring bonus of $20,000 paid to Dr. Hora at the start of his employment with us in July 2006.

(12)
Consists of (A) matching contributions PDL made to Dr. McCamish's 401(k) plan with respect to his 2007 contributions and (B) insurance premiums PDL paid during 2007 with respect to life insurance for the benefit of Dr. McCamish.

Grants of Plan-Based Awards During 2007

        The following table lists each equity award granted by PDL during 2007 to our named executive officers.

Name	Grant Date	Date of Compensation Committee Action		All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options(#)		Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards($)
Andrew Guggenhime	02-14-07	02-14-07		—		20,000	(1)	19.00	144,674
	08-15-07	08-15-07		—		30,000	(1)	22.10	237,813
Mark McCamish	02-21-07 08-15-07	02-20-07 08-15-07	(2)	7,500 —	(3)	85,000 20,000	(1) (1)	19.14 22.10	762,945 158,542
Jaisim Shah	08-15-07	08-15-07		—		30,000	(1)	22.10	237,813
Maninder Hora	08-15-07	08-15-07		—		30,000	(1)	22.10	237,813

(1)
This award was made under PDL's 1999 Stock Option Plan.

(2)
PDL's Compensation Committee approved this award on February 20, 2007 but determined at that time to make the grant effective as of the date Dr. McCamish commenced employment with us. Dr. McCamish commenced his position as PDL's Senior Vice President and Chief Medical Officer on February 21, 2007.

(3)
This award was made under PDL's 2005 Equity Incentive Plan.

Option Exercises and Stock Vested in 2007

        The following table lists the number of shares of PDL's common stock acquired upon exercise of options by each of PDL's named executive officers during 2007 and the number of shares of restricted common stock that vested during 2007 held by each of our named executive officers .

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting(2) ($)
Andrew Guggenhime	—	—	1,875	(3)	40,875
Mark McCamish	—	—	—		—
Jaisim Shah	51,520	630,641	3,125		81,125
Maninder Hora	—	—	625	(4)	15,544

(1)
Value realized on exercise equals the aggregate differences between the market price and the exercise price at the time of each option exercise.

(2)
Value realized on vesting equals the market value of the shares that vested on the vesting date.

(3)
Of the 1,875 restricted shares that vested in 2007, 670 were cancelled to satisfy withholding tax obligations that arose on the vesting date.

(4)
Of the 625 restricted shares that vested in 2007, 223 were cancelled to satisfy withholding tax obligations that arose on the vesting date.

Outstanding Equity Awards at December 31, 2007

        The following table sets forth information regarding each unexercised option to purchase shares of PDL's common stock and shares of unvested restricted common stock of PDL held as of December 31, 2007 by each of our named executive officers. Upon termination of employment resulting from completion of the spin-off, any unvested options would be cancelled immediately and any vested options would remain exercisable for three months following employment termination.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable		Option Exercise Price($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested($)
Andrew Guggenhime	27,083 7,083 2,500 —	37,917 12,917 27,500 20,000	(1) (2) (3) (4)	28.24 17.13 22.10 19.00	(13)	4/3/2013 7/20/2013 8/15/2014 2/14/2014	— — — — 5,625	(14)	— — — — 98,555
Mark McCamish	1,666 —	18,334 85,000	(5) (6)	22.10 19.14		8/15/2014 2/21/2014	— — 7,500	(15)	— — 131,400
Jaisim Shah	160,000 30,000 469 469 313 313 4,500 22,354 4,243 2,500	— — — — — — 563 14,646 12,110 27,500	(7) (8) (9) (10)	35.81 18.90 8.55 9.00 7.83 13.96 15.25 21.73 17.13 22.10		8/16/2010 4/24/2012 10/1/2012 1/2/2013 4/11/2013 7/1/2013 7/23/2014 7/13/2012 7/20/2013 8/15/2014	— — — — — — — — — — 9,375	(16)	— — — — — — — — — — 164,250
Maninder Hora	17,708 2,500	32,292 27,500	(11) (12)	13.50 22.10	(13)	7/24/2013 8/15/2014	— 1,875	(17)	— 32,850

(1)
This option vested with respect to 16,250 shares on April 3, 2007 and continues to vest with respect to approximately 1,354 shares monthly thereafter.

(2)
This option vests with respect to approximately 417 shares each month. This option began vesting on July 20, 2006.

(3)
This option vests with respect to approximately 625 shares each month. This option began vesting on August 15, 2007.

(4)
This option will vest with respect to 5,000 shares on February 14, 2008 and continue to vest with respect to approximately 417 shares monthly thereafter.

(5)
This option vests with respect to approximately 417 shares each month. This option began vesting on August 15, 2007.

(6)
This option will vest with respect to 21,250 shares on February 21, 2008 and continue to vest with respect to approximately 1,771 shares monthly thereafter.

(7)
This option vests with respect to approximately 563 shares each month. This option began vesting on January 1, 2004.

(8)
This option vests with respect to approximately 771 shares each month. This option began vesting on July 13, 2005.

(9)
This option vests with respect to approximately 391 shares each month. This option began vesting on July 20, 2006.

(10)
This option vests with respect to approximately 625 shares each month. This option began vesting on August 15, 2007.

(11)
This option vested with respect to 12,500 shares on July 24, 2007 and continues to vest with respect to approximately 1,042 shares monthly thereafter.

(12)
This option vests with respect to 625 shares each month. This option began vesting on August 15, 2007.

(13)
In accordance with the 2005 Equity Incentive Plan, this option exercise price was decreased by $4.25 to adjust for the special one-time dividend of $4.25 per share for stockholders of record on May 5, 2008.

(14)
This restricted stock award vested with respect to 1,875 shares on April 3, 2007 and will vest with respect to 1,875 shares on April 3 of each year thereafter.

(15)
This restricted stock award will vest with respect to 1,875 shares on February 21, 2008 and will vest with respect to 1,875 shares on February 21 of each year thereafter.

(16)
This restricted stock award will vest with respect to 3,125 shares on July 20, 2008 and will vest with respect to 3,125 shares on July 20 of each year thereafter.

(17)
This restricted stock award vested with respect to 625 shares on July 24, 2007 and will vest with respect to 625 shares on July 24 of each year thereafter.

Potential Payments Upon Termination or Change in Control

        The table below identifies the potential payments that each of our named executive officers would have received in the event of a change in control of PDL or termination of employment with PDL assuming that the transaction or termination occurred on December 31, 2007. Except as noted below, all of the potential payments listed in the table below are payments that would have been made pursuant to the terms of PDL's Retention Plan and are not representative of the benefits and payments that would be receivable in the event of such a transaction or termination under our retention and severance plan. The terms of our retention and severance are described under the heading "Retention and Severance Plan" in the "Compensation Discussion and Analysis" section of this Information Statement.

	Acceleration of Vesting(1)
	Stock Options	Restricted Stock	Severance Payment(2)	Continuation of Benefits(3)	Tax Gross-Up Payments		Total
Andrew Guggenhime
• Change in control transaction (options assumed)(4)	$2,519	$49,278	$—	$—	$—		$51,797
• Change in control transaction (options not assumed)(5)	$3,900	$49,278	$—	$—	$—		$53,178
• Change in control employment termination(6)	$5,038	$98,555	$957,223	$29,787	$402,799	(7)	$1,493,402
Mark McCamish
• Change in control transaction (options assumed)(4)	$—	$65,700	$—	$—	$—		$65,700
• Change in control transaction (options not assumed)(5)	$—	$65,700	$—	$—	$—		$65,700
• Change in control employment termination(6)	$—	$131,400	$990,000	$29,787	$—		$1,151,187
Jaisim Shah
• Change in control transaction (options assumed)(4)	$3,000	$82,125	$—	$—	$—		$85,125
• Change in control transaction (options not assumed)(5)	$4,934	$82,125	$—	$—	$—		$87,059
• Change in control employment termination(6)	$6,001	$164,250	$816,674	$29,787	$—		$1,016,712
Maninder Hora
• Change in control transaction (options assumed)(4)	$—	$—	$—	$—	$—		$—
• Change in control transaction (options not assumed)(5)	$100,500	$—	$—	$—	$—		$100,500
• Change in control employment termination(6)	$129,814	$32,850	$364,163	$29,787	$—		$556,614

(1)
The amounts listed in these columns represent the value of the acceleration of vesting of equity awards under PDL's Retention Plan and are based on the closing price of PDL's common stock on December 31, 2007, which was $17.52. The value of the acceleration of vesting of stock options equals the product of the number of option shares which become vested in the respective events multiplied by the difference between $17.52 and the exercise price of the stock option, except that stock options with an exercise price greater than $17.52 were determined to have zero value.

(2)
The amounts listed in this column do not include the payment of accrued salary and vacation that would be due upon termination of employment.

(3)
Represents the present value of the continuation of PDL's current employee benefits, including medical, dental, disability and life insurance. Under PDL's Retention Plan, benefits continue for three years after a triggering termination for PDL's CEO and for two years after a triggering termination for PDL's non-CEO Executive Committee Members.

(4)
The amounts in this row were determined on the assumption that a "change in control" under PDL's Retention Plan occurred and the surviving or acquiring entity in the change in control transaction assumed the officer's equity awards or issued substitute awards and that a triggering termination did not occur within two years of the change in control.

(5)
The amounts in this row were determined on the assumption that a "change in control" under PDL's Retention Plan occurred and the surviving or acquiring entity in the change in control transaction neither assumed the officer's equity awards nor issued substitute awards and that a triggering termination did not occur within two years of the change in control.

(6)
The amounts in this row were determined on the assumption that a "change in control" under PDL's Retention Plan occurred and a triggering termination occurred with respect to the officer's employment. This severance payment is based on the officer's 2007 annual salary and an "Annual Bonus" equal to the officer's 2007 target bonus, without any adjustment for PDL's performance or individual performance.

(7)
This amount represents the tax "gross-up" payment under PDL's Retention Plan, which is described under the heading "Change in Control and Severance Benefits" in this proxy statement, that would have been payable because the other payments payable to Mr. Guggenhime under PDL's Retention Plan would be subject to the excise tax imposed by Section 280G and Section 4999 of the Internal Revenue Code. However, it should be noted that our retention and severance plan does not provide for any tax "gross-up" payments.

 Security Ownership of Certain Beneficial Owners and Management

        As of the date of this Information Statement, all of the outstanding shares of our common stock are owned by PDL. In connection with the spin-off, PDL will distribute to its stockholders all of the outstanding shares of our common stock and will immediately thereafter own none of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock immediately upon the spin-off by (1) each of our stockholders who we believe would be a beneficial owner of more than 5 percent of our outstanding common stock based on currently available information, (2) each member of our Board, (3) each named executive officer and (4) all of our executive officers and directors as a group. The following table does not include the equity grants we expect to make shortly after the spin-off, which are described under the heading "Re-Engagement Grants" above. We based the share amounts on each person's beneficial ownership of PDL common stock as of December 1, 2008, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one share of our common stock for every five shares of PDL common stock. To the extent our directors and officers own PDL common stock at the time of the separation, they will participate in the distribution on the same terms as other holders of PDL common stock. Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. As used in this Information Statement, "beneficial ownership" means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security. Unless otherwise specified, the address of each named individual in the table below is the address of Facet Biotech.

Name of Beneficial Owner or Identity of Group(1)	Shares Beneficially Owned	Percent of Outstanding
The Baupost Group, L.L.C.(2) 10 St. James Avenue, Suite 1700 Boston, Massachusetts 02116	2,820,000	11.8%
Iridian Asset Management LLC(3) 276 Post Road West Westport, CT 06880	2,568,506	10.7%
Morgan Stanley(4) 1585 Broadway New York, NY 10036	1,550,996	6.5%
Visium Asset Management, LP(5) 950 Third Avenue New York, NY 10022	1,523,188	6.4%
FMR LLC(6) 82 Devonshire Street Boston, MA 02109	1,401,590	5.9%
Highbridge Capital Management, LLC(7) 9 West 57th Street, 27th Floor New York, New York 10019	1,447,934	5.7%
D.E. Shaw & Co., L.P.(8) 120 W. 45th Street, Tower 45, 39th Floor New York, NY 10036	1,218,461	5.1%
Brad Goodwin(9)	15,783	*
Gary Lyons(10)	3,208	*
David R. Parkinson, M.D.	—	*
Faheem Hasnain	25,000	*
Andrew Guggenhime(11)	18,845	*
Mark McCamish(12)	13,262	*
Jaisim Shah(13)	52,916	*
Maninder Hora(14)	9,306	*
All directors and executive officers as a group (10 persons)(15)	146,716	*

*
Less than 1%

(1)
Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(2)
All information included in this table and this footnote regarding the beneficial ownership of The Baupost Group, L.L.C. ("Baupost"), SAK Corporation ("SAK"), and Seth A. Klarman ("Mr. Klarman") based on our review of Schedule 13G filed with the SEC by Baupost, SAK and Mr. Klarman on April 30, 2008 regarding the beneficial ownership of our common stock of Baupost (the "Baupost 13G"). According to the Baupost 13G, Baupost beneficially owns 2,820,000 shares, or 11.98%, of our common stock. SAK is the Manager of Baupost and Mr. Klarman is the sole director of SAK. The Baupost 13G states that each of the reporting persons on the Baupost 13G may be deemed to be a member of a group for the purpose of Section 13(d) of the Exchange Act. The tables below reflects the number of shares of our common stock to which Baupost, SAK and Mr. Klarman have sole voting power, shared voting power, sole dispositive power and shared dispositive power according to the Baupost 13G.

	Baupost	SAK	Mr. Klarman
Sole voting power (shares)	2,820,000	0	0
Shared voting power (shares)	0	0	0
Sole dispositive power (shares)	2,820,000	0	0
Shared dispositive power (shares)	0	0	0
(3)
All information included in this table and footnote regarding the beneficial ownership of Iridian Asset Management LLC ("Iridian"), The Governor and Company of the Bank of Ireland ("Bank of Ireland"), BIAM Holdings ("Holdings"), BancIreland (US) Holdings, Inc. ("BancIreland"), BIAM (US) Inc. ("BIAM"), is based on our review of Schedule 13G filed with the SEC by Iridian, Bank of Ireland, Holdings, BancIreland and BIAM on October 31, 2008 regarding the beneficial ownership of our common stock of Iridian, Bank of Ireland, Holdings, BancIreland and BIAM (the "Iridian 13G"). According to the Iridian 13G, Iridian, Bank of Ireland, Holdings, BancIreland and BIAM beneficially own in the aggregate 2,568,506 shares of our common stock. BIAM, as the controlling member of Iridian, may be deemed to possess beneficial ownership of the shares of common stock owned by Iridian. BancIreland, as the sole shareholder of BIAM, may be deemed to possess beneficial ownership of the common stock owned by BIAM. Bank of Ireland, as the sole shareholder of Holdings, may be deemed to possess beneficial ownership of the shares of common stock beneficially owned by Holdings. Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 2,568,506 shares of our common stock. The table below reflects the number of shares of our common stock to which Iridian, Bank of Ireland, Holdings, BancIreland and BIAM have sole voting power, shared voting power, sole dispositive power, and shares dispositive power according to the Iridian 13G.

	Iridian	Bank of Ireland	Holdings	BancIreland	BIAM
Sole voting power (shares)	0	0	0	0	0
Shared voting power (shares)	2,568,506	2,568,506	2,568,506	2,568,506	2,568,506
Sole dispositive power (shares)	0	0	0	0	0
Shared dispositive power (shares)	2,568,506	2,568,506	2,568,506	2,568,506	2,568,506
(4)
All information included in this table and this footnote regarding the beneficial ownership of Morgan Stanley ("MS") is based on our review of Schedule 13G filed with the SEC by MS on April 11, 2008 regarding the beneficial ownership of our common stock of MS (the "MS 13G"). According to the MS 13G, MS beneficially owns 1,550,996 shares of our common stock. The table below reflects the number of shares of our common stock to which MS has sole voting power, shared voting power, sole dispositive power and shared dispositive power according to the MS 13G.

MS
Sole voting power (shares)	1,550,996
Shared voting power (shares)	0
Sole dispositive power (shares)	1,550,996
Shared dispositive power (shares)	0
(5)
All information included in this table and this footnote regarding the beneficial ownership of Visium Asset Management, L.P. ("Visium"), JG Asset, LLC ("JG") and Jacob Gottlieb is based on our review of Schedule 13G filed with the SEC by Visium, JG and Mr. Gottlieb on February 13, 2008 regarding the beneficial ownership of our common stock of Visium, JG and Mr. Gottlieb (the "Visium 13G"). According to the Visium 13G, Visium, JG and Mr. Gottlieb each beneficially own 1,523,188 shares of our common stock. The table below reflects the number of shares of our common stock to which Visium, JG and Mr. Gottlieb have sole voting power, shared voting power, sole dispositive power and shared dispositive power according to the Visium 13G.

	Visium	JG	Mr. Gottlieb
Sole voting power (shares)	1,523,188	0	1,523,188
Shared voting power (shares)	0	1,523,188	0
Sole dispositive power (shares)	0	0	1,523,188
Shared dispositive power (shares)	0	1,523,188	0
(6)
All information included in this table and this footnote regarding the beneficial ownership of FMR LLC ("FMR") and Edward C. Johnson 3d is based on our review of Amendment No. 6 to Schedule 13G filed with the SEC by FMR and Mr. Johnson on February 13, 2008 regarding the beneficial ownership of our common stock of FMR, Mr. Johnson and certain other persons (the "FMR 13G"). According to the FMR 13G, FMR and Mr. Johnson each beneficially own 1,401,590 shares of our common stock. The FMR 13G identifies certain other persons which beneficially own some of these shares, however, none of these other persons beneficially owns 5% or more of our outstanding common stock. The table below reflects the number of shares of our common stock to which FMR and Mr. Johnson have sole voting power, shared voting power, sole dispositive power and shared dispositive power according to the FMR 13G.

	FMR	Mr. Johnson
Sole voting power (shares)	17,200	0
Shared voting power (shares)	0	0
Sole dispositive power (shares)	1,401,590	1,401,590
Shared dispositive power (shares)	0	0
(7)
All information included in this table and this footnote regarding the beneficial ownership of Highbridge International LLC ("HI"), Highbridge Convertible Arbitrage Master Fund, L.P. ("HCAMF"), STAR L.P. ("Star"), Highbridge Statistical Market Neutral Fund ("HSMNF"), Highbridge Statistical Enhanced Equity Master Fund—U.S., L.P. ("HSEEMF"), SGAM AI Equity Fund ("SAEF"), Highbridge Capital Management, LLC ("Highbridge"), Glenn Dubin ("Mr. Dubin") and Henry Swieca ("Mr. Swieca") based on our review of Schedule 13G filed with the SEC by HI, HCAMF, Star, HSMNF, HSEEMF, SAEF, Highbridge, Mr. Dubin and Mr. Swieca on May 6, 2008 regarding the beneficial ownership of our common stock of HI, HCAMF, Star, HSMNF, HSEEMF, SAEF, Highbridge, Mr. Dubin and Mr. Swieca (the "Highbridge 13G"). According to the Highbridge 13G, HI beneficially owns the $30,100,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012 (the "2012 Notes"), convertible into 369,784 shares of our common stock (not counting any accrued and unpaid interest on the 2012 Notes) and the $60,400,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due April 16, 2023 (the "2023 Notes" and together with the 2012 Notes, the "Notes"), convertible into 876,838 shares of our common stock (not counting any accrued and unpaid interest on the

  2023 Notes), (ii) HCAMF beneficially owns the $7,400,000 aggregate principal amount of the 2012 Notes, convertible into 90,910 shares of our common stock (not counting any accrued and unpaid interest on the 2012 Notes) and the $4,100,000 aggregate principal amount of the 2023 Notes, convertible into 59,520 shares of our common stock (not counting any accrued and unpaid interest on the 2023 Notes), (iii) Star (a statistical arbitrage strategy) beneficially owns 50,866 shares of our common stock, (iv) HSMNF beneficially owns 6 shares of our common stock, (v) HSEEMF beneficially owns 6 shares of our common stock, and (vi) Highbridge, Mr. Dubin and Mr. Swieca each beneficially own the $37,500,000 aggregate principal amount of the 2012 Notes, convertible into 460,695 shares of our common stock (not counting any accrued and unpaid interest on the 2012 Notes) beneficially owned by HI and HCAMF, the $64,500,000 aggregate principal amount of the 2023 Notes, convertible into 936,359 shares of our common stock (not counting any accrued and unpaid interest on the 2023 Notes) beneficially owned by HI and HCAMF and 50,880 shares of our common stock beneficially owned by Star (a statistical arbitrage strategy), HSMNF, HSEEMF and SAEF. The tables below reflects the number of shares of our common stock to which HI, HCAMF, Star, HSMNF, HSEEMF, SAEF, Highbridge, Mr. Dubin and Mr. Swieca have sole voting power, shared voting power, sole dispositive power and shared dispositive power according to the Highbridge 13G.

	HI	HCAMF	Star	HSMNF	HSEEMF
Sole voting power (shares)	0	0	0	0	0
Shared voting power (shares)	1,246,623	150,424	50,866	6	6
Sole dispositive power (shares)	0	0	0	0	0
Shared dispositive power (shares)	1,246,623	150,424	50,866	6	6

	SAEF	Highbridge	Mr. Dubin	Mr. Swieca
Sole voting power (shares)	0	0	0	0
Shared voting power (shares)	0	1,447,934	1,447,934	1,447,934
Sole dispositive power (shares)	0	0	0	0
Shared dispositive power (shares)	0	1,447,934	1,447,934	1,447,934
(8)
All information included in this table and this footnote regarding the beneficial ownership of D.E. Shaw & Co., L.P. ("D.E. Shaw") and David E. Shaw ("Mr. Shaw") is based on our review of Schedule 13G filed with the SEC by D.E. Shaw and Mr. Shaw on September 15, 2008 regarding the beneficial ownership of our common stock of D.E. Shaw, Mr. Shaw and certain other persons (the "D.E. Shaw 13G"). According to the D.E. Shaw 13G, D.E. Shaw and Mr. Shaw each beneficially own 1,218,461 shares of our common stock. The D.E. Shaw 13G identifies certain other persons which beneficially own some of these shares, however, none of these other persons beneficially owns 5% or more of our outstanding common stock. The table below reflects the number of shares of our common stock to which D.E. Shaw and Mr. Shaw have sole voting power, shared voting power, sole dispositive power and shared dispositive power according to the D.E. Shaw 13G.

	D.E. Shaw	Mr. Shaw
Sole voting power (shares)	0	0
Shared voting power (shares)	1,186,661	1,186,661
Sole dispositive power (shares)	0	0
Shared dispositive power (shares)	1,218,461	1,218,461
(9)
Includes 15,783 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by January 30, 2009, the date 60 days after December 1, 2008.

(10)
Includes 3,208 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by January 30, 2009, the date 60 days after December 1, 2008.

(11)
Includes 15,479 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by January 30, 2009, the date 60 days after December 1, 2008.

(12)
Includes 9,562 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by January 30, 2009, the date 60 days after December 1, 2008.

(13)
Includes 49,539 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by January 30, 2009, the date 60 days after December 1, 2008.

(14)
Includes 8,375 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by January 30, 2009, the date 60 days after December 1, 2008.

(15)
Consists of all shares beneficially owned by our directors and the persons we expect to serve as our executive officers as of January 30, 2009. Includes 108,184 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by January 30, 2009, the date 60 days after December 1, 2008.

 Related Person Transactions

        Following PDL's distribution of our common stock to PDL's stockholders, we will have a continuing relationship with PDL as a result of the agreements we are entering into in connection with the distribution, including the Separation and Distribution Agreement, the Transition Services Agreement, the Non-Exclusive Cross License Agreement, the Employee Matters Agreement, and the Tax Sharing and Indemnification Agreement. For a detailed discussion of each of these agreements, please see "Our Relationship with PDL after the Spin-Off."

        Some of our officers and directors own shares of PDL common stock or options to acquire additional shares of PDL common stock because of their prior employment relationship with PDL or their service on the Board of PDL. The total amount of such shares is less than 1 percent of PDL stock outstanding as of October 1, 2008. Because our officers will have terminated their employment with PDL on the distribution date, the options to acquire PDL common stock held by officers will terminate three months after the distribution date. Because our directors will have resigned from PDL's board on the distribution date, the options to acquire PDL common stock held by directors will terminate one year after the distribution date, with certain exceptions. Ownership of PDL common stock and options to acquire PDL common stock could create or appear to create conflicts of interest for such officers and directors when faced with decisions that could have disparate implications for PDL and us.

Description of Capital Stock

General

        The following is a summary of information concerning our capital stock. The summary below does not purport to be complete statements of the relevant provisions of our amended and restated certificate of incorporation or of our bylaws. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock. Our amended and restated certificate of incorporation and bylaws are included as exhibits to our registration statement on Form 10.

Authorized Capital Stock

        Immediately following the distribution, our authorized capital stock will consist of up to 140,000,000 million shares of common stock, par value $0.01 per share, and 10,000,000 million shares of preferred stock, par value $0.01 per share.

Common Stock

        As of December 3, 2008, PDL had approximately 219 stockholders of record each of which would become a stockholder of Facet Biotech upon the distribution if such stockholder continued to hold its PDL shares of common stock through the ex-dividend date for the spin-off distribution. As of December 3, 2008, PDL had issued and outstanding 119.3 million shares of common stock, which would result in our having 23.9 million shares of common stock outstanding based on a distribution ratio of one share of our common stock for every five shares of PDL common stock held on the Record Date. Holders of common stock are entitled to one vote for per share for the election of directors and all other matters submitted to a vote of our stockholders. Subject to the rights of any holders of preferred stock that may be issued in the future, the holders of common stock are entitled to share ratably in such dividends as may be declared by our Board out of funds legally available therefore. In the event of our dissolution, liquidation or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences of any preferred stock. Holders of common stock have no preemptive, subscription, redemption, conversion rights or similar rights. Our certificate of incorporation does not provide for cumulative voting rights with respect to the election of directors. All outstanding common stock is fully paid and nonassessable.

Preferred Stock

        Under the terms of our amended and restated certificate of incorporation, our Board will be authorized, subject to limitations prescribed by the Delaware General Corporation Law ("DGCL") and by our amended and restated certificate of incorporation, to issue preferred stock in one or more series without stockholder approval. Our Board will have the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Bylaws and Delaware Law

        Provisions of our amended and restated certificate of incorporation and bylaws and of Delaware law could make the following more difficult:

  •
  acquisition of us by means of a tender offer;

  •
  acquisition of us by means of a proxy contest or otherwise; or

  •
  removal of our incumbent officers and directors.

        These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

  Exclusive Right to Fix Size of Board of Directors and to Fill Vacancies

        Our amended and restated certificate of incorporation and bylaws provide that the number of directors in our Board shall initially be (1) one and, thereafter, shall be exclusively fixed by our Board. Newly created directorships resulting from any increase in our authorized number of directors and any vacancies in our Board resulting from death, resignation, retirement, disqualification or other cause (including removal from office by a vote of the stockholders) will be filled by a majority of our Board then in office.

  Elimination of Stockholder Action by Written Consent

        Our amended and restated certificate of incorporation and bylaws expressly eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or special meeting of our stockholders.

  Special Stockholder Meetings

        Our amended and restated certificate of incorporation and bylaws provide that only two or more of our directors, the Chairperson of our Board or our President may call special meetings of our stockholders.

  Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our bylaws have advance notice procedures with respect to stockholder proposals and nominations of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. The business to be conducted at an annual meeting will be limited to business properly brought before the annual meeting by or at the direction of our Board or a duly authorized committee thereof or by a stockholder of record who has given timely written notice to our secretary of that stockholder's intention to bring such business before such meeting.

  Delaware Anti-takeover Law

        Upon the distribution, we will be governed by Section 203 of the DGCL. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

  •
  at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested stockholder. The stockholders cannot authorize the business combination by written consent.

        The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

        In general, Section 203 defines "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder; or

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10.0 percent or more of the assets of the corporation to or with the interested stockholder; or

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as any person that is:

  •
  the owner of 15 percent or more of the outstanding voting stock of the corporation; or

  •
  an affiliate or associate of the corporation who was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

  •
  the affiliates and associates of the above.

        Under specific circumstances, Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect not to be governed by this section, effective twelve months after adoption.

        Our amended and restated certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

  Supermajority Vote Required for Certain Amendments

        Our amended and restated certificate of incorporation provides that amendments to provisions in the amended and restated certificate of incorporation relating to the limitation on action of stockholders by written consent, the calling of special meetings of stockholder, the number of directors, filling vacancies on the board, removal of directors, any of our bylaws adopted by our Board and the liability of directors, shall require the affirmative vote of the holders of at least two-thirds of the voting power of the shares entitled to vote generally in the election of directors.

  No Cumulative Voting

        Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

  Undesignated Preferred Stock

        The authorization in our amended and restated certificate of incorporation of undesignated preferred stock makes it possible for our Board to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The provisions in our amended and restated certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Transfer Agent and Registrar

        The transfer agent for our common stock is BNY Mellon Shareowner Services. Their address 525 Market Street, Suite 3500, San Francisco, California 94105. Their telephone number is (877) 424-4271.

No Dissenters' Rights

        Stockholders of the Company are not entitled to appraisal or dissenters' rights with respect to the spin-off under Delaware law or our certificate of incorporation or bylaws.

Indemnification of Officers and Directors

        Section 145 of the DGCL authorizes a court to award, or a corporation's Board to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Our certificate of incorporation and bylaws provide for indemnification of our officers and directors to the maximum extent permitted by Delaware law.

        We also expect to enter into indemnification agreements with our directors and officers providing for indemnification to the fullest extent permitted by Delaware law and, in certain respects, the indemnification agreements may provide greater protection than that specifically provided for by Delaware law. The indemnification agreements will not provide indemnification for, among other things, conduct which is found to be knowingly fraudulent or deliberately dishonest, or for willful misconduct. We also intend to obtain policies that insure our directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may pay amounts for which we have granted indemnification to the directors or officers.

Distribution of Information Statement

        We will pay the costs of distributing this Information Statement. The distribution will be made by mail.

Where to Obtain More Information

        We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form 10 under the Securities Exchange Act of 1934 for the common stock being issued to you in the distribution of our common stock. This Information Statement, filed as an exhibit to the registration statement and incorporated therein by reference, omits certain information contained in the registration statement and the other exhibits and schedules thereto, to which reference is hereby made. Statements contained herein concerning the provisions of any documents filed as exhibits to the registration statement are not necessarily complete, and are qualified by reference to the copy of such document. The registration statement, including exhibits and schedules filed therewith, may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained at prescribed rates by writing to the SEC. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We are not currently subject to the informational requirements of the Exchange Act. Following the distribution, we will be subject to such informational requirements, and in accordance therewith, we will file reports, proxy and Information Statements and other information with the SEC. Such reports, proxy and Information Statements and other information can be inspected and copied at the address set forth above. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

        We will maintain an Internet site at www.facetbiotech.com, which we expect to be operational on or before the date that the Form 10 is declared effective. Our website and the information contained on that site, or connected to that site, are not incorporated into this Information Statement or the registration statement on Form 10.

 Index to Combined Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of September 30, 2008, December 31, 2007 and December 31, 2006	F-3
Combined Statements of Operations for the years ended December 31, 2007, 2006, and 2005 and for the nine months ended September 30, 2008 and 2007	F-4
Combined Statements of Cash Flows for the years ended December 31, 2007, 2006, and 2005 and for the nine months ended September 30, 2008 and 2007	F-5
Combined Statements of Changes in Parent Company Equity for the years ended December 31, 2007, 2006 and 2005 and for the nine months ended September 30, 2008	F-6
Notes to Combined Financial Statements	F-7

 Report of Independent Registered Public Accounting Firm

        The Board of Directors and Stockholders of PDL BioPharma, Inc.:

        We have audited the accompanying combined balance sheets of Facet Biotech Corporation (the Biotechnology Business of PDL BioPharma, Inc.) as of December 31, 2007 and 2006, and the related combined statements of operations, cash flows, and changes in parent company equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Facet Biotech Corporation at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        As discussed in Notes 3 and 13 to the combined financial statements, in 2006 Facet Biotech Corporation changed its method of accounting for stock-based compensation and for its postretirement benefit plan.

/s/ ERNST & YOUNG LLP

Palo Alto, California
August 11, 2008

 Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Combined Balance Sheets
(In thousands)

	December 31,
			September 30, 2008
	2007	2006
			(unaudited)
Assets
Current assets:
Restricted cash	$25,005	$—	$—
Prepaid and other current assets	4,889	8,368	14,511

Total current assets	29,894	8,368	14,511
Long-term restricted cash	3,269	18,269	3,269
Land, property and equipment, net	325,969	289,332	124,596
Intangible assets, net	9,056	10,702	7,821
Other assets	878	596	2,211

Total assets	$369,066	$327,267	$152,408

Liabilities and parent company equity
Current liabilities:
Accounts payable	$2,239	$6,372	$2,841
Accrued compensation	20,562	16,817	16,946
Other accrued liabilities	18,240	21,909	16,235
Deferred revenue	7,171	13,443	12,156
Current portion of other long-term debt	—	635	—
Current portion of lease financing liability	678	604	819

Total current liabilities	48,890	59,780	48,997
Long-term deferred revenue	26,147	29,866	48,912
Long-term lease financing liability	26,194	24,752	25,537
Other long-term liabilities	5,155	8,673	7,328

Total liabilities	106,386	123,071	130,774
Commitments and contingencies (Note 15)
Parent company equity:
Parent company investment	263,219	205,054	22,118
Accumulated other comprehensive loss	(539)	(858)	(484)

Total parent company equity	262,680	204,196	21,634

Total liabilities and parent company equity	$369,066	$327,267	$152,408

See accompanying notes.

 Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Combined Statements of Operations
(In thousands)

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2006	2005	2008	2007
				(unaudited)
Revenues
Collaboration	$24,632	$48,548	$19,433	$8,538	$17,535
Other	2,060	2,869	10,424	3,075	1,000

Total revenues	26,692	51,417	29,857	11,613	18,535
Costs and expenses
Research and development	195,130	200,720	155,816	123,455	145,148
General and administrative	45,045	36,590	25,833	35,078	31,431
Gain on sale of assets	—	—	—	(49,671)	—
Restructuring charges	6,668	—	—	9,441	6,131
Asset impairment charges	5,513	900	15,769	3,784	5,331

Total operating expenses	252,356	238,210	197,418	122,087	188,041

Loss from operations	(225,664)	(186,793)	(167,561)	(110,474)	(169,506)
Other income (expense)	(871)	737	1,982	13	2
Interest expense	(639)	(552)	(595)	(1,293)	(490)

Loss before income taxes	(227,174)	(186,608)	(166,174)	(111,754)	(169,994)
Income tax expense	123	81	47	76	83

Net loss	$(227,297)	$(186,689)	$(166,221)	$(111,830)	$(170,077)

See accompanying notes.

 Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Combined Statements of Cash Flows
(In thousands)

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2006	2005	2008	2007
				(unaudited)
Cash flows from operating activities
Net loss	$(227,297)	$(186,689)	$(166,221)	$(111,830)	$(170,077)
Adjustments to reconcile net loss to net cash used in operating activities:
Asset impairment charges	5,513	900	15,769	3,784	5,331
Depreciation	28,511	28,188	14,166	14,805	20,028
Expense allocation from parent	2,503	1,625	712	1,512	1,866
Amortization of intangible assets	1,646	1,797	2,123	1,235	1,235
Allocation of stock-based compensation expense from parent	14,324	18,286	947	6,617	9,874
Gain on sale of assets	—	—	—	(49,671)	—
Loss on disposal of equipment	763	74	7	208	561
Changes in assets and liabilities:
Accounts receivable	—	11,942	(11,942)	—	—
Other current assets	3,479	3,167	(2,086)	(10,360)	712
Other assets	(282)	105	135	502	(289)
Accounts payable	(4,133)	5,387	(3,940)	602	(4,921)
Accrued liabilities	77	14,380	7,815	(6,339)	(39)
Other long-term liabilities	2,957	1,393	—	2,228	2,298
Deferred revenue	(9,991)	(23,725)	50,145	25,915	(7,894)

Total adjustments	45,367	63,519	73,851	(8,962)	28,762

Net cash used in operating activities	(181,930)	(123,170)	(92,370)	(120,792)	(141,315)

Cash flows from investing activities
Maturities of note receivable	—	30,000	—	—	—
Purchase of property and equipment	(92,327)	(31,898)	(40,600)	(2,857)	(81,119)
Proceeds from the sale of property and equipment	20,903	269	—	236,560	300
Transfer (to) from restricted cash	(10,005)	(18,269)	—	25,005	(10,005)

Net cash provided by (used in) investing activities	(81,429)	(19,898)	(40,600)	258,708	(90,824)

Cash flows from financing activities
Transfers from (to) parent, net	268,635	143,743	133,690	(137,400)	231,146
Proceeds from financing of tenant improvements	2,118	—	—	—	1,884
Payments on long-term debt and lease financing	(7,394)	(675)	(720)	(516)	(891)

Net cash provided by (used in) financing activities	263,359	143,068	132,970	(137,916)	232,139

Net change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents at beginning of the year	—	—	—	—	—

Cash and cash equivalents at end the year	$—	$—	$—	$—	$—

	Years Ended December 31,
	2007	2006	2005
Supplemental Disclosure of Non-Cash Information
Cash paid during the year for interest	$574	$553	$619
Cash paid during the year for income taxes	$87	$52	$45
Non-cash investing and financing activities:
Capitalization of facilities under financing lease transactions, including accrued interest, and corresponding long-term financing	$—	$25,117	$—

See accompanying notes.

 Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Combined Statements of Changes in Parent Company Equity
(In thousands)

	Parent Company Investment	Accumulated Other Comprehensive Income (loss)	Total Parent Company Equity
Balance at December 31, 2004	$258,961	$—	$258,961
Parent cost allocations	1,659	—	1,659
Net transfers from parent	133,690	—	133,690
Net loss and comprehensive loss	(166,221)	—	(166,221)

Balance at December 31, 2005	228,089	—	228,089
Parent cost allocations	19,911	—	19,911
Net transfers from parent	143,743	—	143,743
Comprehensive loss:
Net loss	(186,689)	—	(186,689)
Adjustments to initially apply SFAS 158, net of tax	—	(858)	(858)

Total comprehensive loss			(187,547)

Balance at December 31, 2006	205,054	(858)	204,196
Parent cost allocations	16,827	—	16,827
Net transfers from parent	268,635	—	268,635
Comprehensive loss:
Net loss	(227,297)	—	(227,297)
Change in postretirement liability not yet recognized as net period expense	—	319	319

Total comprehensive loss			(226,978)

Balance at December 31, 2007	263,219	(539)	262,680
Parent cost allocations (unaudited)	8,129	—	8,129
Net transfers to parent (unaudited)	(137,400)	—	(137,400)
Comprehensive loss (unaudited):
Net loss (unaudited)	(111,830)	—	(111,830)
Change in postretirement liability not yet recognized as net period expense (unaudited)	—	55	55

Total comprehensive loss (unaudited)			(111,775)

Balance at September 30, 2008 (unaudited)	$22,118	$(484)	$21,634

See accompanying notes.

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements

1. Organization and Business

  Basis of Presentation

        In April 2008, PDL BioPharma, Inc. ("PDL") announced its intent to spin off its biotechnology assets into a separate publicly traded entity apart from its antibody humanization royalty assets. In connection with the spin-off, PDL plans to distribute as a dividend to its stockholders, one share of Facet Biotech Corporation ("Facet Biotech" or "we," "us," "our" and "the Company") common stock for every five shares of PDL common stock outstanding. The distribution is designed to separate two distinct businesses with significant differences in their markets, research and development needs, capital needs, employee needs, risk profiles and plans for growth. PDL's Board believes the separation into two independent companies will enhance the ability of each to focus on strategic initiatives and new business opportunities. As a consequence, PDL believes that investors will be able to evaluate better the merits of the two groups of businesses and their future prospects.

        Facet Biotech was organized as a Delaware corporation and a wholly owned subsidiary of PDL in July 2008. Prior to July 2008, the Biotechnology Business was not organized in a separate legal entity and a direct ownership relationship did not exist among all the components comprising the Biotechnology Business. PDL's investment in the Biotechnology Business is shown in lieu of stockholders' equity in the combined financial statements.

        Facet Biotech is a biotechnology company that designs and develops antibody therapeutics for the treatment of oncology and immunologic diseases. Antibodies have become an accepted and proven therapeutic modality and numerous antibody therapeutics for a wide range of indications are currently on the market. Despite these advances, there remain many opportunities to create new and improved antibodies. Building on our years of experience in antibody engineering and design, we are focused on discovering and developing antibodies that improve upon or offer advantages over current treatment options.

        In July 2008, the Board of PDL approved the form of the Separation and Distribution Agreement between Facet Biotech and PDL which (1) provided for the transfer, effective as of the Spin-off, of certain assets and liabilities relating to the businesses previously conducted by PDL to Facet Biotech and (2) established contractual arrangements between PDL and Facet Biotech described below under Note 4. PDL will continue to own the antibody humanization royalty patents and the related business ("Royalty Business").

        The accompanying combined financial statements have been prepared using PDL's historical cost basis of the assets and liabilities of the various activities that comprise the Biotechnology Business of PDL and reflect the combined results of operations, financial condition and cash flows of Facet Biotech as a component of PDL. The various assets, liabilities, revenues and expenses associated with PDL have been allocated to the historical combined financial statements of Facet Biotech in a manner expected to be consistent with the Separation and Distribution Agreement, discussed in Note 4. In some cases, Facet Biotech has been allocated certain expenses from PDL but has not been allocated the underlying productive assets, for example, certain information systems equipment that will not be assigned to Facet Biotech but for which Facet Biotech has benefited from the assets. Such expenses have been reflected in the Statements of Cash Flows and the Statements of Changes in Parent Company Equity as expense allocations from parent company. Changes in parent company equity represent PDL's net investment in Facet Biotech, after giving effect to Facet Biotech's net income (loss), parent company expense allocations, net cash transfers to and from PDL and accumulated other comprehensive income (loss).

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

1. Organization and Business (Continued)

        For purposes of preparing financial statements, the Biotechnology Business derived from PDL's historical consolidated financial statements, allocations of revenues, research and development expenses, asset impairment charges, restructuring charges, gains on sales of assets and non-operating income and expenses to Facet Biotech were made on a specific identification basis. Facet Biotech's operating expenses also include allocations of information technology expenses based on an estimated number of full-time employees (FTEs) that worked with the Biotechnology Business and facilities expenses based on the estimated square footage utilized by the Biotechnology Business. For purposes of allocating general and administrative expenses from PDL's historical consolidated financial statements, costs directly related to the Biotechnology Business were allocated to Facet Biotech on a specific identification basis or based on the substance of the underlying effort. Facet Biotech's general and administrative expenses also include allocations of PDL's general corporate overhead expenses, including finance, legal, human resources, investor relations and other administrative functions. These allocations of general corporate overhead expenses were primarily based on the substance of the underlying effort or an estimated number of FTEs that worked with the Biotechnology Business. For certain costs that benefited the consolidated PDL entity as a whole, we allocated 50 percent of the costs to Facet Biotech. The combined balance sheets of Facet Biotech include assets and liabilities that were allocated to Facet Biotech principally on a specific identification basis.

        Management believes that the statements of operations include a reasonable allocation of costs incurred by PDL which benefited Facet Biotech. However, such expenses may not be indicative of the actual level of expense that would have been incurred by Facet Biotech if it had operated as an independent, publicly traded company or of the costs expected to be incurred in the future. As such, the financial information herein may not necessarily reflect the financial position, results of operations, and cash flows of Facet Biotech in the future or what it would have been had Facet Biotech been an independent, publicly traded company during the periods presented.

        As Facet Biotech was not a separate legal entity until July 2008, no separate cash accounts for the Biotechnology Business were historically maintained and, therefore, PDL is presumed to have funded Facet Biotech's operating, investing and financing activities as necessary. For purposes of the historical combined financial statements, funding of Facet Biotech's expenditures is reflected in the combined financial statements as a component of parent company investment. In connection with the asset transfer and spin-off discussed above, PDL will provide Facet Biotech cash and cash equivalents of $405 million. In addition, under the terms of the Separation and Distribution Agreement between PDL and Facet Biotech, PDL is responsible for all operating expenses and related liabilities that were incurred prior to the spin-off. However, for ease of administration and in connection with the assignment of certain rights and obligations from PDL to Facet Biotech under the Separation and Distribution Agreement, Facet Biotech will assume the obligation to pay for certain of the current liabilities upon the spin-off. PDL and Facet Biotech will determine the amount of such current liabilities in accordance with the Separation and Distribution Agreement within 25 business days after the date of the spin-off, and PDL will deliver to Facet Biotech a payment to reimburse Facet Biotech for assuming the obligation to pay such liabilities.

        We describe the Biotechnology Business transferred to us by PDL in connection with the spin-off as though the Biotechnology Business were our business for all historical periods described. However, Facet Biotech is a newly-formed entity that has not conducted any operations prior to the spin-off and some of the actions necessary to transfer assets and liabilities of PDL to us have not occurred but will occur before the effectiveness of the spin-off. References in this Information Statement to the historical

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

1. Organization and Business (Continued)

assets, liabilities, products, business or activities of our business are intended to refer to the historical assets, liabilities, products, business or activities of the Biotechnology Business as those were conducted as part of PDL prior to the spin-off.

        After our initial filing of the Form 10 on August 13, 2008, we revised and finalized assumptions regarding the assignment of certain out-licensing agreements under the terms of the Separation and Distribution Agreement between us and PDL, resulting in increases to Facet Biotech's revenues in 2007 and 2005 totaling $0.4 million and $1.0 million, respectively. As such, the Combined Statements of Operations for the years ended December 31, 2007 and December 31, 2005 have been revised to reflect these adjustments.

  Interim Financial Information

        The financial information at September 30, 2008, and for the nine months ended September 30, 2007 and 2008 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which Facet Biotech considers necessary for a fair presentation of the financial position at such date and of the operating results and cash flows for those periods. Financial results for the nine months ended September 30, 2008 are not necessarily indicative of results expected for the entire year.

  Management Estimates

        The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the use of management's estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

  Segment Disclosures

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure About Segments of an Enterprise and Related Information," we are required to report operating segments and make related disclosures about our products, services, geographic areas and major customers. We operate in one segment, and our facilities are located primarily within the United States.

  Revenue Recognition

        We recognize revenue under the guidance of Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." In December 2007, the Financial Accounting Standards Board ("FASB") ratified the final consensuses in Emerging Issues Task Force ("EITF") Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"), which requires certain income statement presentation of transactions with third parties and of payments between the parties to the collaborative arrangement, along with disclosure about the nature and purpose of the arrangement. While EITF 07-1 would be effective for us beginning on January 1, 2009, we have early adopted its provisions and have presented our collaboration revenues and expenses in accordance with EITF 07-1 for all periods presented, as discussed below.

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The following represents the types of licensing arrangements we enter into under which we provide access to our proprietary patent portfolio covering the humanization of antibodies:

  Collaboration Agreements

        Under our former collaborations with Hoffmann-La Roche Inc. and F. Hoffman La Roche Ltd. (together, "Roche") and our current collaboration with Biogen Idec MA, Inc. ("Biogen Idec"), we share development costs related to the products covered by the collaboration. The purpose of the collaboration agreements is to create synergies while bringing a product candidate to market by sharing technologies, know-how and costs. Once a product is brought to market, we would share in commercialization costs as well as in profits related to the product. Our collaboration agreements involve a combination of upfront fees, milestones and development costs for which we are not able to establish fair value of the undelivered elements. As such, we recognize these upfront fees, milestones and reimbursements of development costs as the services are performed. Each quarter, we and our collaborator reconcile what each party has incurred in terms of development costs, and we record either a net receivable or a net payable on our combined financial statements. For each quarterly period, if we have a net receivable from a collaborator, we recognize revenues by such amount, and if we have a net payable to our collaborator, we recognize additional research and development expenses by such amount. Therefore, our revenues and R&D expenses may fluctuate depending on which party in the collaboration is conducting the majority of the development activities.

  Patent License Agreements

        Under patent license agreements, the licensee typically obtains a non-exclusive license to one or more of our patents. In this arrangement, the licensee is responsible for all of the development work on its product. The licensee has the technical ability to perform the humanization of the antibody it is developing using our patented technology, but needs to obtain a license from us to avoid infringing our patents. We have no future performance obligations under these agreements. Consideration that we receive for patent license agreements is recognized as revenue upon execution and delivery of the patent license agreement and when payment is reasonably assured. If the agreements require continuing involvement in the form of development, manufacturing or other commercialization efforts by us, we recognize revenues in the same manner as the final deliverable in the arrangement. Under patent license agreements, we may also receive annual license maintenance fees, payable at the election of the licensee to maintain the license in effect. We have no performance obligations with respect to such fees, and they are recognized as they are due and when payment is reasonably assured.

  Humanization Agreements

        Under our humanization agreements, the licensee typically pays us an upfront fee to humanize an antibody. We recognize these fees as the humanization work is performed, which is typically over three to six months, or upon acceptance of the humanized antibody by the licensee if such acceptance clause exists in the agreement. Under our humanization agreements, we may also receive annual maintenance fees, payable at the election of the licensee to maintain the humanization and know-how licenses in effect. We have no performance obligations with respect to such fees, and therefore, we recognize these fees as revenues when they are due and when payment is reasonably assured. See Note 4 for the financial terms of our transition services performed for PDL.

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

  Milestones

        Our licensing and humanization arrangements may contain milestones related to reaching particular stages in product development. We recognize "at risk" milestone payments upon achievement of the underlying milestone event and when they are due and payable under the arrangement. Milestones are deemed to be "at risk" when, at the onset of an arrangement, management believes that they will require a reasonable amount of effort to be achieved and are not simply reached by the lapse of time or through a perfunctory effort. Milestones which are not deemed to be "at risk" are recognized as revenue in the same manner as up-front payments. We also receive milestone payments under patent license agreements, under which we have no further obligations, when our licensees reach certain stages of development with respect to the licensed product. We recognize these milestones as revenue once they have been reached and payment is reasonably assured.

  Clinical Trial Expenses

        We base our cost accruals for clinical trials on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations ("CROs"). In the normal course of business, we contract with third parties to perform various clinical trial activities in the ongoing development of potential drugs. The financial terms of these agreements vary from contract to contract, are subject to negotiation and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful accrual of patients or the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our combined financial statements to the actual services received and efforts expended. As such, we recognize direct expenses related to each patient enrolled in a clinical trial on an estimated cost-per-patient basis as services are performed. In addition to considering information from our clinical operations group regarding the status of our clinical trials, we rely on information from CROs, such as estimated costs per patient, to calculate our accrual for direct clinical expenses at the end of each reporting period. For indirect expenses, which relate to site and other administrative costs to manage our clinical trials, we rely on information provided by the CRO, including costs incurred by the CRO as of a particular reporting date, to calculate our indirect clinical expenses. In the event of early termination of a clinical trial, we accrue an amount based on our estimate of the remaining non-cancelable obligations associated with the winding down of the clinical trial, which we confirm directly with the CRO. Our estimates and assumptions could differ significantly from the amounts that we actually may incur.

  Research and Development

        Major components of research and development expenses consist of personnel costs, including salaries and benefits, clinical development performed by us and CROs, preclinical work, pharmaceutical development, materials and supplies, payments related to work completed for us by third-party research organizations and overhead allocations consisting of various administrative and facilities related costs. All research and development costs are charged to expense as incurred.

  Comprehensive Loss

        Comprehensive loss is comprised of net loss and other comprehensive income (loss). Specifically, we included the liability that has not yet been recognized as net periodic benefit cost for our postretirement benefit plan in accordance with SFAS No. 158, "Employers' Accounting for Defined

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Benefit Pension and Other Postretirement Plans—an amendment of Financial Accounting Standards Board ("FASB") Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"), which we adopted during the fourth quarter of 2006. Our comprehensive loss for the years ended December 31, 2007, 2006 and 2005 and for the nine months ended September 30, 2008 is reflected in the Combined Statements of Changes in Parent Company Equity.

  Capitalized Software

        Pursuant to Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," we recognize costs incurred in the preliminary planning phase of software development as expense as the costs are incurred. Software development costs incurred in the application development phase are capitalized and are included in property and equipment. For the years ended December 31, 2007, 2006 and 2005, we capitalized software development costs of $2.5 million, $4.0 million and $3.5 million, respectively. Once the developed software is placed into service, these costs are amortized over the estimated useful life of the software.

  Foreign Currency Translation

        The U.S. dollar is the functional currency for our French subsidiary. All foreign currency gains and losses are included in interest and other income, net, in the accompanying Combined Statements of Operations and have not been material.

  Land, Property and Equipment

        Land, property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	20 years
Leasehold improvements	Shorter of asset life or term of lease
Laboratory and manufacturing equipment	7 years
Computer and office equipment	3 years
Furniture and fixtures	7 years

  Intangible and Other Long-Lived Assets

        At December 31, 2007 and 2006, our intangible assets consisted of purchased core technology and assembled workforce. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"), we are amortizing our intangible assets with definite lives over their estimated useful lives and we review them for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We are amortizing the purchased core technology, which relates to our daclizumab product, over its estimated useful life of ten years. The assembled workforce asset, which we acquired in connection with our acquisition of Eos Biotechnology, Inc. ("Eos") in 2003, is completely amortized.

        Long-lived assets to be held and used are reviewed for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable, or its estimated useful life has changed significantly. When an asset's expected future undiscounted cash flows are less than its carrying value, an impairment loss is recognized and the asset is written down to its estimated value.

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Long-lived assets to be disposed of are reported at the lower of the carrying amount of fair value less cost to dispose.

  Income Taxes

        Facet Biotech's operating results historically have been included in PDL's consolidated U.S. and state income tax returns and in tax returns of certain PDL foreign subsidiaries. The provision for income taxes and the deferred tax assets and liabilities in these financial statements has been determined as if Facet Biotech were a separate tax paying entity in the periods presented.

3. Stock-Based Compensation

        As of September 30, 2008, we have not issued any Facet Biotech stock-based awards to our employees. However, our employees have in the past received PDL stock-based compensation awards, and therefore, the following disclosures pertain to stock-based compensation that has been allocated to Facet Biotech related to PDL stock-based equity awards.

        Effective January 1, 2006, PDL adopted SFAS No. 123, "Share-Based Payment (Revised 2004)" ("SFAS No. 123(R)"), which supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. SFAS No. 123(R) requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based awards including stock options and stock issued to our employees and directors under our parent company's stock plans. It requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service periods in our Combined Statements of Operations.

        Stock options granted to persons other than employees or directors were accounted for at fair value and were subject to periodic remeasurement over their vesting terms. The resulting stock-based compensation expense was recognized during the service period over which the non-employee provides services. The stock-based compensation expense related to non-employees for the years ended December 31, 2007, 2006 and 2005 was $0.1 million, $0.3 million and $0.3 million, respectively.

  Stock-Based Incentive Plans

        PDL has four active stock-based incentive plans under which it grants stock-based awards to employees, officers and consultants engaged in the Biotechnology Business: the 1991 Nonstatutory Stock Option Plan, the 1999 Stock Option Plan, the 1999 Nonstatutory Stock Option Plan, and the 2005 Equity Incentive Plan.

        Under PDL's 2005 Equity Incentive Plan, PDL is authorized to issue a variety of incentive awards, including stock options, stock appreciation rights, restricted stock unit awards, performance share and performance unit awards, deferred compensation awards and other stock-based or cash-based awards. Under PDL's 1999 Stock Option Plan and 1999 Nonstatutory Stock Option Plan, PDL is only authorized to issue stock options. PDL no longer grants any options under its 1991 Nonstatutory Stock Option Plan, and all such options granted to employees engaged in the Biotechnology Business were vested as of December 31, 2007.

        Stock options granted to employees under PDL's plans in connection with the start of employment customarily vest over four years with 25 percent of the shares subject to such an option vesting on the

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

3. Stock-Based Compensation (Continued)

first anniversary of the grant date and the remainder of the stock option vesting monthly after the first anniversary at a rate of one thirty-sixth of the remaining nonvested shares subject to the stock option. Stock options granted to employees as additional incentive and for performance reasons after the start of employment customarily vest monthly after the grant date or such other vesting start date set by the Company on the grant date at a rate of one forty-eighth of the shares subject to the option. Each outstanding stock option granted prior to mid-July 2005 has a term of 10 years. Stock options granted after mid-July 2005 have a term of seven years.

  Employee Stock Purchase Plan

        In addition to the stock-based incentive plans described above, PDL adopted the 1993 Employee Stock Purchase Plan ("ESPP"), which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. Full-time employees involved in the Biotechnology Business who own less than 5 percent of PDL's outstanding shares of common stock are eligible to contribute a percentage of their base salary, subject to certain limitations, over the course of six-month offering periods for the purchase of shares of common stock. The purchase price for shares of common stock purchased under PDL's ESPP equals 85 percent of the fair market value of a share of common stock at the beginning or end of the relevant six-month offering period, whichever is lower. The stock-based compensation expense related to the Biotechnology Business and recognized in connection with PDL's ESPP for the years ended December 31, 2007 and 2006 was $1.6 million for each year.

  Prior to the Adoption of SFAS No. 123(R)

        Prior to the adoption of SFAS No. 123(R), stock-based awards were accounted for under the intrinsic value method, which followed the recognition and measurement principles of APB 25 and related interpretations. Accordingly, we did not recognize compensation expense in our Combined Statements of Operations with respect to options awarded to our employees with exercise prices greater than or equal to the fair value of the underlying common stock on the date of grant. However, we did recognize compensation expense in our Combined Statements of Operations with respect to the modification of certain employee stock option awards and the issuance of restricted stock to certain employees.

        The table below illustrates the effect on net loss if the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") as amended had been applied to

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

3. Stock-Based Compensation (Continued)

stock-based awards prior to the adoption of SFAS No. 123(R). For purposes of this pro forma disclosure, the value of the options was estimated using the Black-Scholes option-pricing model.

(In thousands)	Year Ended December 31, 2005
Net loss, as reported	$(166,221)
Add: Total stock-based employee compensation expense included in net loss, net of taxes	619
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	(18,270)

Pro forma net loss	$(183,872)

  Adoption of SFAS No. 123(R)

        Stock-based compensation expense was calculated based on the number of awards ultimately expected to vest, net of estimated forfeitures. SFAS No. 123(R) requires us to estimate forfeiture rates at the time of grant and revise such rates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We adopted SFAS No. 123(R) using the modified prospective transition method, which requires that we recognize compensation expense in our combined financial statements for all awards granted to employees after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption. Upon adopting SFAS No. 123(R), we changed from the multiple-option approach to the single-option approach to value stock-based awards with a measurement date on or subsequent to January 1, 2006. In addition, we are amortizing the fair value of these awards using the straight-line attribution method. We continue to expense the nonvested awards granted prior to January 1, 2006 under the multiple-option approach with graded-vesting attribution.

        Stock-based compensation expense recognized under SFAS No. 123(R) for employees was as follows:

	Years Ended December 31,		Nine Months Ended September 30,
(In thousands)	2007	2006	2008	2007
			(unaudited)
Research and development	$10,285	$12,138	$4,258	$7,147
General and administrative	3,974	5,882	2,359	2,618

Total stock-based compensation expense	$14,259	$18,020	$6,617	$9,765

  Valuation Assumptions

        The stock-based compensation expense recognized under SFAS No. 123(R) for the years ended December 31, 2007 and 2006 and presented in the pro forma disclosure required under SFAS 123 for the year ended December 31, 2005 was determined using the Black-Scholes option valuation model.

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

3. Stock-Based Compensation (Continued)

Option valuation models require the input of subjective assumptions and these assumptions can vary over time. The weighted-average assumptions used were as follows:

	Years Ended December 31,
	2007	2006	2005
Stock Option Plans
Expected life, in years	4.0	4.0	3.1
Risk free interest rate	4.5%	5.0%	3.7%
Volatility	38%	47%	63%
Dividend yield	—	—	—
Employee Stock Purchase Plans
Expected life, in years	0.5	0.5	0.5
Risk free interest rate	5.1%	4.8%	3.4%
Volatility	38%	43%	42%
Dividend yield	—	—	—

        The expected term represents the period that we expect the stock-based awards to be outstanding, which we determined based on historical experience of similar awards, the contractual terms of the stock-based awards, vesting schedules and expectations of future optionee behavior as influenced by changes to the terms of stock-based awards. We base expected volatility on both the historical volatility of PDL's common stock and implied volatility derived from the market prices of traded options of PDL's common stock. We base the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the stock options at the time of grant. Prior to May 2008, when PDL issued a one-time dividend to stockholders of $4.25 per share of common stock, PDL had not issued any dividends, and PDL does not have a plan in place to pay any additional cash dividends in the foreseeable future. We therefore have assumed a dividend yield of zero for purposes of these fair value estimations.

        Stock-based compensation expense related to the issuance of PDL's restricted stock for the years ended December 31, 2007 and 2006 was $1.2 million and $0.7 million, respectively.

4. Contractual Agreements with PDL

  Separation and Distribution Agreement

        The Separation and Distribution Agreement will set forth our agreements with PDL regarding the principal transactions necessary to separate us from PDL. It will also set forth other agreements that govern certain aspects of our relationship with PDL after the completion of the separation. Concurrently with our separation from PDL, we will enter into the Separation and Distribution Agreement with PDL.

  Transfer of Assets and Assumption of Liabilities

        The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to us as part of the separation of PDL into two independent companies, and will describe when and how these transfers, assumptions and assignments will occur. In

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

4. Contractual Agreements with PDL (Continued)

particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

  •
  PDL will assign to us all of the assets and liabilities of PDL related to the research, development, commercialization and optimization of human therapeutics, including:
  •
  PDL's development-stage human therapeutics, including daclizumab, elotuzumab (HuLuc63), PDL192, volociximab (M200), visilizumab, fontilizumab and PDL241, some of which are being developed with collaborators;

  •
  the human therapeutics outlicensed by PDL to third parties;

  •
  cash and cash equivalents in the amount of $405 million in the aggregate;

  •
  rights and obligations under the real property leases of PDL;

  •
  the ongoing obligations under transition services agreements with EKR and Otsuka related to PDL's former Commercial and Cardiovascular Business and with Genmab, as well as rights to potential future milestone and royalty payments under the asset purchase agreement with EKR; and

  •
  any other assets and liabilities of PDL not related to the Royalty Business, except that PDL will retain the 2.00% Convertible Senior Notes due February 14, 2012 with a principal amount of $250.0 million and the 2.75% Convertible Subordinated Notes due August 16, 2023 with a principal amount of $250.0 million (the "Convertible Notes").

  •
  PDL will retain all of the assets and liabilities of the Royalty Business, including:
  •
  PDL's antibody humanization Queen et al. patents and all assets of the related antibody humanization royalty assets business, which includes the Queen et al. patents, the agreements under which the Queen et al. patents are licensed to third parties, and other royalty related assets;

  •
  the liabilities relating to the Royalty Business, including litigation and contractual disputes related to the Queen royalties and Queen et al. patents; and

  •
  the Convertible Notes.

        PDL will fund all short-term liabilities, with the exception of deferred revenue and the short-term portion of long-term debt, that were incurred by PDL prior to the spin-off date. For ease of administration and in connection with the assignment of certain rights and obligations from PDL to Facet Biotech, as noted above, Facet Biotech will assume certain current liabilities of PDL which were accrued as of the spin-off date. Such liabilities include those related to compensation and clinical development activities as well as liabilities relating to the transition services agreements with EKR and Otsuka. PDL will transfer to Facet Biotech an additional amount in cash within 25 business days of the spin-off date to satisfy the amount of these current liabilities assumed by Facet Biotech, which would be in addition to the $405 million that PDL would transfer to Facet Biotech at the time of the spin-off.

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

4. Contractual Agreements with PDL (Continued)

  Transition Services Agreement

        Concurrently with our separation from PDL, we will enter into a Transition Services Agreement with PDL pursuant to which PDL and Facet Biotech will provide each other with a variety of administrative services for a period of time, for up to 36 months, following the spin-off. Among the principal services we will provide to PDL are:

  •
  Information technology support for a defined timeframe, including SAP access setup, all other data access such as email and other business systems, help desk support and information technology setup;

  •
  Record-keeping support;

  •
  Finance, tax and accounting support to assist PDL in a secondary capacity to PDL personnel;

  •
  Legal support;

  •
  Human resources support; and

  •
  Facilities support to the extent PDL occupies space at current Redwood City, California facilities.

        Among the principal services PDL will provide to us are:

  •
  Financial and administrative support for audits and inquiries related to Facet Biotech's historical combined financial statements;

  •
  Access to systems and records for both the historical financial systems for PDL and the supporting documentation; and

  •
  General financial support for the purposes of compiling and auditing of carve-out financial statements for the Cardiovascular Business, which Facet Biotech may provide to EKR under the Asset Purchase Agreement.

        PDL and Facet Biotech will agree to make each service available to the other on an as-needed basis for periods of time following the date the spin-off is completed as are provided in the Transition Services Agreement.

  Non-Exclusive Cross License Agreement

        Concurrently with our separation from PDL, we will enter into a Non-Exclusive Cross License Agreement relating to Queen et al. patents and certain related intellectual property we acquired from PDL as a result of the separation. Under the Non-Exclusive Cross License Agreement, PDL will grant to us a royalty-free, development license to the Queen et al. patents and a royalty-bearing, commercialization license to the Queen et al. patents and we will grant to PDL a royalty-free license under certain intellectual property we own solely for the purposes of allowing PDL to perform and fulfill existing obligations that PDL has under certain agreements between PDL and third parties. We will have the right to sublicense the Queen et al. patents subject to restrictions to ensure that we cannot grant sublicenses except in connection with a collaboration or similar arrangement in which we also are granting rights to our own intellectual property.

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

4. Contractual Agreements with PDL (Continued)

  Employee Matters Agreement

        Concurrently with our separation from PDL, we will enter into an Employee Matters Agreement, which will govern the employee benefit obligations of PDL and us as they relate to current and former employees. The Employee Matters Agreement allocates liabilities and responsibilities relating to employee benefit matters that are subject to ERISA (other than severance plans) in connection with the separation, including the assignment and transfer of employees, and the establishment of a savings plan and a welfare plan.

  Tax Sharing and Indemnification Agreement

        Concurrently with our separation from PDL, we will enter into a Tax Sharing and Indemnification Agreement that generally will govern PDL's and our respective rights, responsibilities and obligations after the separation with respect to taxes. Under the Tax Sharing and Indemnification Agreement, all tax liabilities (including tax refunds and credits) (1) attributable to PDL's Biotechnology Business for any and all periods or portions thereof ending prior to or on, and including, the distribution date, (2) resulting or arising from the contribution of PDL's Biotechnology Business to us, the distribution of our shares of common stock and the other separation transactions and (3) otherwise attributable to PDL, will be borne solely by PDL. As a result, we generally expect to be liable only for tax liabilities attributable to, or incurred with respect to, the Biotechnology Business after the distribution date.

5. Collaborative Arrangements

         Biogen Idec MA, Inc.    In September 2005, we entered into a collaboration agreement with Biogen Idec for the joint development, manufacture and commercialization of three antibodies. The agreement provides for shared development and commercialization of daclizumab in multiple sclerosis and indications other than transplant and respiratory diseases, and for shared development and commercialization of volociximab (M200) and HuZAF (fontolizumab) in all indications.

        We received an upfront license fee payment of $40.0 million and, pursuant to a related stock purchase agreement, Biogen Idec purchased 4.1 million shares of PDL's common stock at $24.637 per share, which represented the then fair market value of the stock, for an aggregate amount of $100.0 million in cash.

        We and Biogen Idec share equally the costs of all development activities and all operating profits from each collaboration product within the United States and Europe. The companies share the development, manufacturing and commercialization plans for collaboration products and intend to divide implementation responsibilities to leverage each company's capabilities and expertise. We are eligible to receive development and commercialization milestones based on the further successful development of the antibodies covered by the collaboration agreement. Each party will have co-promotion rights in the United States and Europe. Outside the United States and Europe, Biogen Idec will fund all incremental development and commercialization costs and pay a royalty to us on sales of collaboration products. If multiple products are developed successfully in multiple indications and all milestones are achieved, we could receive certain development and commercialization milestone payments totaling up to $660 million. Of these, $560 million are related to development and $100 million are related to commercialization of collaboration products.

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

5. Collaborative Arrangements (Continued)

        We determined that all elements under the collaboration agreement should be accounted for as a single unit of accounting under EITF Issue No. 00-21. As we have continuing obligations under the collaboration agreement, and as significant development risk remains, we recorded the $40.0 million upfront license fee as deferred revenue, and we are recognizing this amount over the respective development periods of the antibodies, ranging from six to eight years.

        During 2007, 2006 and 2005, we recognized revenues of $17.4 million, $18.1 million and $11.2 million, respectively, under these arrangements with Biogen Idec.

         Roche.    Effective October 2003, we entered into an Amended and Restated Worldwide Agreement (the 2003 Worldwide Agreement) with Roche under which we paid $80 million to Roche in consideration of Roche's license to us of intellectual property related to daclizumab for use in autoimmune and other indications other than transplant indications. Roche retained rights to daclizumab in transplant indications, including the right to market and sell Zenapax (daclizumab) for the prevention of acute organ rejection in patients receiving kidney transplants. Under the Amended and Restated Worldwide Agreement, we had the right to terminate our license to Roche in consideration of a fee payable to Roche (the "reversion right"). Of the $80 million that we paid to Roche, we recorded a charge to acquired in-process research and development totaling approximately $48.2 million, representing technology that had not yet reached technological feasibility and that had no known future alternative uses. In particular, this amount related to the rights to autoimmune indications for daclizumab that we were developing and testing in clinical studies at that time, specifically to treat asthma and ulcerative colitis. We capitalized the remaining amount of $31.8 million, $16.0 million of which related to the daclizumab core technology, and $15.8 million of which related to the reversion option. We are amortizing the value of the core technology over the term of the patents underlying the acquired technology, and in the fourth quarter of 2005, we wrote off the entire remaining value of the reversion option in connection with our entrance into the Second Amended and Restated Worldwide Agreement with Roche in October 2005 because we agreed to not exercise the reversion option (see below).

        In September 2004, we entered into a Co-Development and Commercialization Agreement with Roche for the joint development and commercialization of daclizumab for the treatment of asthma and other respiratory diseases (the "Asthma Collaboration").

        In October 2005, we and Roche entered into the Second Amended and Restated Worldwide Agreement (the "2005 Worldwide Agreement"), which amended and restated the 2003 Worldwide Agreement. Pursuant to the 2005 Worldwide Agreement, we acquired all of Roche's remaining rights to daclizumab subject to Roche's exclusive right to continue to commercialize daclizumab under the trademark Zenapax® for the prevention of acute organ rejection in patients undergoing kidney transplants. In consideration, we agreed to relinquish our reversion right we had held under the Amended and Restated Worldwide Agreement. As a result, during the fourth quarter of 2005, we wrote off the carrying value of the reversion right of $15.8 million. The 2005 Worldwide Agreement also provided that Roche will only be obligated to pay us royalties on sales of Zenapax antibody above a threshold level, which we do not expect to be reached based on our current expectations. As a result, we do not expect to receive royalties from Roche under the 2005 Worldwide Agreement.

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

5. Collaborative Arrangements (Continued)

        Also in October 2005, we and Roche entered into the Amended and Restated Co-Development and Commercialization Agreement (the "Roche Co-Development Agreement"), which broadened the scope of the Asthma Collaboration to include the joint development and commercialization of daclizumab for transplant indications, with an emphasis on transplant maintenance.

        In August 2006, Roche elected to discontinue its involvement in the Asthma Collaboration under the Roche Co-Development Agreement. On that date, as we had no further obligations to Roche under this arrangement, we recognized approximately $18.8 million in deferred license, collaboration and other revenues related to unearned amounts that we had received from Roche specifically related to the Asthma Collaboration that would otherwise been deferred to future periods had the termination not occured. In November 2006, we earned and received from Roche a final $5.0 million milestone payment under the Asthma Collaboration, which we recognized as license, collaboration and other revenues in the fourth quarter of 2006.

        In November 2006, Roche also notified us that it had elected to terminate the Roche Co-Development Agreement under which we were also co-developing daclizumab for transplant indications, with an emphasis on transplant maintenance (the Transplant Collaboration). As a result of the termination of the Asthma Collaboration and the termination of the Roche Co-Development Agreement, we will not receive any further milestone payments related to the Asthma Collaboration or the Transplant Collaboration; however, we continued to recognize unearned amounts under the Transplant Collaboration through the date of the termination of the Roche Co-Development Agreement in April 2007. During the fourth quarter of 2006, we recognized approximately $1.7 million in previously deferred revenues that would have otherwise been deferred to future periods had the termination not occurred.

        During 2007, 2006 and 2005, we recognized revenues of $7.2 million, $30.8 million and $15.9 million, respectively, under these arrangements with Roche. Of the total revenues in 2006 and 2005 recognized under agreements with Roche, $0.4 million and $7.7 million, respectively, represented royalties on the sale of Zenapax.

         BMS.    In August 2008, we entered into a collaboration agreement with BMS for the joint development, manufacture and commercialization of elotuzumab in multiple myeloma and other potential oncology indications. Under the terms of the agreement, BMS has an option to expand the collaboration to include PDL241, another anti-CS1 antibody, upon completion of certain pre-agreed preclinical studies. In connection with the closing of the agreement in September 2008, we received an upfront cash payment of $30.0 million from BMS, and we are eligible to receive development and commercialization milestones based on the further successful development of both elotuzumab and PDL241, if it is included in the collaboration. If BMS exercises its option to expand the collaboration to include PDL241, we would receive an additional cash payment of $15.0 million upon such exercise. We have ongoing obligations throughout the development period of elotuzumab, and BMS is responsible for all activities following its commercial approval.

        Under the terms of the agreement, BMS funds 80% of the worldwide development costs and we fund the remaining 20%. The companies would share profits on any U.S. sales of elotuzumab, with us receiving a higher portion of the profit share than represented by our 20% share of development funding. Outside the United States, we would receive royalties on net sales. In addition, we could

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

5. Collaborative Arrangements (Continued)

receive additional payments of up to $480 million based on pre-defined development and regulatory milestones and up to $200 million based on pre-defined sales-based milestones for elotuzumab in multiple myeloma and other potential oncology indications. If BMS exercises its option to expand the collaboration to include PDL241, we could receive additional payments of up to $230 million based on pre-defined development and regulatory milestones and up to $200 million based on pre-defined sales-based milestones. The same division of development costs and profit sharing that apply to elotuzumab would apply to PDL241.

        We determined that the upfront cash payment and the research and development services under the collaboration agreement should be accounted for as a single unit of accounting under EITF 00-21, Multiple Element Arrangements (EITF 00-21). As we have continuing obligations under the collaboration agreement during the period over which we are jointly developing elotuzumab with BMS, we recorded the $30.0 million upfront cash payment as deferred revenue and will recognize this amount over the estimated development period of approximately seven years.

6. Gain on Sale of Assets

        In March 2008, we sold our Minnesota manufacturing facility and related operations to Genmab for total cash proceeds of $240 million. Under the terms of the purchase agreement, Genmab acquired our manufacturing and related administrative facilities in Brooklyn Park, Minnesota, and related assets therein, and assumed certain of our lease obligations related to our facilities in Plymouth, Minnesota (together, the "Manufacturing Assets"). In connection with the sale of the Manufacturing Assets, we entered into an agreement with Genmab under which we and Genmab will each provide transition services to the other through March 2009.

        We recognized a pre-tax gain of $49.7 million upon the close of the sale in March 2008. Such gain represents the $240 million in gross proceeds, less the net book value of the underlying assets transferred of $185.4 million and $4.9 million in transaction costs and other charges.

        In addition, to fulfill our clinical manufacturing needs in the near-term, we entered into a clinical supply agreement with Genmab that became effective upon the close of the transaction. Under the terms of the clinical supply agreement, Genmab agreed to produce clinical trial material for certain of our pipeline products until March 2010.

7. Restructuring and Other Charges

  Manufacturing Restructuring

        In August 2007, in connection with a months-long evaluation of strategic alternatives that PDL's management and the Board conducted, PDL announced a strategic change to focus its business on the discovery and development of novel antibodies in oncology and select immunologic diseases. As a result of this new strategic focus, PDL communicated its intent to sell certain of its assets that were not aligned with this new strategic direction. In addition, PDL announced its plans to conduct a thorough review of its organization, where it anticipated a sizeable workforce reduction, to ensure that its structure and scope of operations were appropriately aligned with its new strategy.

        In late September 2007, PDL's Board formally approved a workforce reduction related to our former manufacturing operations. During the third quarter of 2007, PDL informed employees that any

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

7. Restructuring and Other Charges (Continued)

employees terminated in a reduction would be eligible for a package consisting of severance payments of generally 12 weeks of salary and medical benefits and up to three months of outplacement services. In early October 2007, PDL notified the 104 individuals affected by this workforce reduction, and all impacted employees were provided 60 days advance notice of the date their employment would terminate. In 2007, PDL recognized restructuring charges related to this workforce reduction of $3.6 million, consisting of $2.4 million in post-termination severance costs, $0.3 million of 401(k) matching payments and $0.9 million of salary and bonus accruals relating to the portion of the 60-day notice period over which the terminated employees would not be providing services related to the Biotechnology Business. In 2007, all actions under this restructuring plan were completed and substantially all payments were made.

  Facilities-related Restructuring

        During the third quarter of 2007, we initiated our move from our prior corporate headquarters in Fremont, California to our new location in Redwood City, California. In connection with this move, we ceased use of a portion of the leased property in Fremont, California and, as a result, we recognized a restructuring charge of approximately $1.3 million. We paid all obligations relating to these leases by the end of the first quarter of 2008, when the leases on these facilities terminated.

        In addition, during 2007, we ceased use of two of our leased facilities in Plymouth, Minnesota. During 2007, we recognized restructuring charges of $1.8 million related to these leased facilities. In connection with the sale of our Manufacturing Assets in March 2008, Genmab assumed our obligations for one of these two facilities. We expect to pay all obligations accrued relating to the remaining lease by the end of the first quarter of 2009.

  Company-wide Restructuring

        In an effort to reduce our operating costs to a level more consistent with a biotechnology company focused on antibody discovery and development, in March 2008, we commenced a restructuring plan pursuant to which we eliminated approximately 120 employment positions and would eliminate approximately 130 additional employment positions over the subsequent 12 months. All impacted employees were notified in March 2008. Subsequent to the completion of the restructuring, we expect to have between 280 and 300 employees.

        Employees terminated in connection with the restructuring are eligible for a package consisting of severance payments of generally 12 weeks of salary and medical benefits along with up to three months of outplacement services. During the first nine months of 2008, we recognized restructuring charges of $9.4 million, primarily consisting of post-termination severance costs as well as salary accruals relating to the portion of the 60-day notice period over which the terminated employees would not be providing services to the Company.

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

7. Restructuring and Other Charges (Continued)

        The following table summarizes the restructuring activity discussed above, as well as the remaining reserve balance at September 30, 2008:

(In thousands)	Personnel Costs	Facilities Related	Total
Balance at December 31, 2006	$—	$—	$—
Restructuring charges	3,616	3,052	6,668
Payments	(3,205)	(1,195)	(4,400)
Other	—	55	55

Balance at December 31, 2007	411	1,912	2,323
Restructuring charges (unaudited)	9,239	202	9,441
Payments (unaudited)	(6,771)	(1,887)	(8,658)

Balance at September 30, 2008 (unaudited)	$2,879	$227	$3,106

  Other Charges

        During the fourth quarter of 2007, we put severance arrangements in place for several of our executives. The expense related to these severance arrangements equaled $2.1 million, which was recognized in the fourth quarter of 2007 in general and administrative expenses. We expect to pay all amounts due under these arrangements by the end of 2008.

8. Asset Impairment Charges

        On June 30, 2007, management committed to a plan to sell two buildings that comprised part of our prior corporate headquarters in Fremont, California. Based on market value information we had at the time, we concluded that the net carrying value of the assets was impaired as of June 30, 2007, and we recognized an impairment charge of $5.0 million to reduce the net carrying value of the assets to $20.6 million, which was our estimate of fair value, less cost to sell. The sale of these two buildings closed in October 2007 on terms consistent with those expected and, as a result, no significant gain or loss on the sale was recognized at the time of sale.

        In June 2006, we concluded that the carrying amount of the licensed research technology acquired from Morphotek Inc. in 2004 was impaired because we abandoned the related technology associated with our research projects. Accordingly, we recorded an impairment charge of $0.9 million, representing the unamortized balance prior to the impairment assessment, during the second quarter of 2006.

        In October 2005, pursuant to the terms of the 2005 Worldwide Agreement with Roche, we agreed to relinquish our reversion right we had held under the Amended and Restated Worldwide Agreement. As a result, during the fourth quarter of 2005, we wrote off the carrying value of the reversion right of $15.8 million. See Note 5 for details about our arrangements with Roche.

9. Restricted Cash

        As of September 30, 2008, December 31, 2007 and December 31, 2006, we had a total of $3.3 million, $28.3 million and $18.3 million of restricted cash, respectively. As of December 31, 2007 and December 31, 2006, $25.0 million and $15.0 million of the restricted cash, respectively, supported

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

9. Restricted Cash (Continued)

letters of credit on which our landlord and construction contractor could have drawn if we had not fulfilled our obligations with respect to the construction of certain leasehold improvements to our Redwood City, California, facility. These letters of credit were released in the first and third quarters of 2008. The remaining $3.3 million of long-term restricted cash supports letters of credit serving as a security deposit for our Redwood City, California leases.

10. Land, Property and Equipment

        Land, property, and equipment consisted of the following:

	December 31,		September 30,
(In thousands)	2007	2006	2008
			(unaudited)
Land	$7,778	$14,717	$—
Buildings and improvements	179,261	178,624	26,665
Leasehold improvements	86,408	22,856	82,817
Laboratory and manufacturing equipment	75,578	77,709	26,222
Construction-in-process	5,401	42,398	3,422
Computer and office equipment	37,623	30,218	25,010
Furniture and fixtures	5,102	4,393	2,071

Gross land, property and equipment	397,151	370,915	166,207
Less: accumulated depreciation and amortization	(71,182)	(81,583)	(41,611)

Land, property and equipment, net	$325,969	$289,332	$124,596

        We began moving our corporate headquarters to Redwood City, California in September 2007 and completed the move by the end of 2007. In October 2007, we closed on the sale of property that we had owned in Fremont, California, which was part of our former corporate headquarters. In connection with the sale of this property in Fremont, which closed in the fourth quarter of 2007, we received gross proceeds of $20.9 million and, after repaying the underlying mortgage and other closing costs, our net proceeds from the sale were $13.2 million.

        In March 2008, we sold our Minnesota manufacturing facility and related operations to Genmab for total cash proceeds of $240 million. Under the terms of the purchase agreement, Genmab acquired our manufacturing and related administrative facilities in Brooklyn Park, Minnesota, and related assets therein, and assumed certain of our lease obligations related to our facilities in Plymouth, Minnesota. See Note 6 for details about the sale of our Minnesota manufacturing facility.

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

11. Intangible Assets

        Intangible assets consisted of the following:

	December 31, 2007			December 31, 2006
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core technology	$16,053	$(6,997)	$9,056	$16,053	$(5,351)	$10,702
Assembled workforce	1,410	(1,410)	—	1,410	(1,410)	—

Net intangible assets	$17,463	$(8,407)	$9,056	$17,463	$(6,761)	$10,702

        Amortization expense for our core technology and assembled workforce intangible assets was included in research and development and general and administrative expenses during the years ended December 31, 2007, 2006 and 2005, and was $1.6 million, $1.8 million and $2.1 million, respectively. For our core technology intangible asset, the expected future annual amortization expense is as follows:

(In thousands) For the year ending December 31,	Core Technology
2008	$1,647
2009	1,647
2010	1,647
2011	1,647
2012	1,647
Thereafter	821

Total amortization expense	$9,056

12. Accrued Liabilities

        Other accrued liabilities consisted of the following:

	December 31,
			September 30, 2008
(In thousands)	2007	2006
			(unaudited)
Consulting and services	$5,619	$6,793	$4,167
Restructuring	2,323	—	3,106
Accrued clinical and preclinical trial costs	5,653	11,513	2,169
Construction-in-process	2,288	3,294	226
Contract manufacturing	—	—	6,156
Other	2,357	309	411

Total	$18,240	$21,909	$16,235

13. Postretirement Benefit Plan

        In June 2003, PDL established a postretirement health care plan (the "Plan"), which covers medical, dental and vision coverage for certain of our former officers and their dependents. Coverage

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

13. Postretirement Benefit Plan (Continued)

for eligible retirees is noncontributory, but retirees are required to contribute 25 percent of dependent premium cost. In addition, coverage under the Plan ceases when participants become eligible for Medicare benefits.

        In December 2006, we adopted SFAS No. 158 which required us to recognize the funded status of the Plan in our Combined Balance Sheets, which was a liability of $1.7 million at both December 31, 2007 and December 31, 2006. The following table illustrates the incremental effect of applying SFAS No. 158 on individual line items in our Combined Balance Sheet as of December 31, 2006:

(In thousands)	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Other long-term liabilities	$32,567	$858	$33,425
Total liabilities	$122,213	$858	$123,071
Accumulated other comprehensive loss	$—	$(858)	$(858)
Total parent company equity	$205,054	$(858)	$204,196

        The following table sets forth the change in benefit obligation for the Plan:

	December 31,
(In thousands)	2007	2006
Accumulated postretirement benefit obligation at beginning of year	$1,706	$1,794
Service cost	164	148
Interest cost	96	97
Actuarial gain	(233)	(263)
Plan participants' contributions	12	11
Benefits paid	(87)	(81)

Accumulated postretirement benefit obligation at end of year	$1,658	$1,706

        We calculated the accumulated postretirement benefit obligation using an assumed discount rate of 5.8 percent for the years ended December 31, 2007 and 2006. In 2007 and 2006, we assumed the rate of increase in per capita costs of covered health care benefits would increase to 8 percent, decreasing gradually to 5.5 percent, for both assumptions by the end of year 2010.

        As of December 31, 2007, the amounts recognized in our Combined Balance Sheets are as follows:

	December 31,
(In thousands)	2007	2006
Other accrued liabilities	$72	$81
Other long-term liabilities	1,586	1,625

Net liability recognized	$1,658	$1,706

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

13. Postretirement Benefit Plan (Continued)

        Net periodic benefit cost for the Plan consists of the following:

	December 31,
(In thousands)	2007	2006	2005
Service cost	$164	$148	$109
Interest cost	96	97	72
Amortization of prior service cost	74	74	74
Amortization of net (gain) loss	11	36	8

Net periodic benefit cost	$345	$355	$263

        Assumed health care trend rates could have a significant effect on the amounts reported for healthcare plans. A one-percentage-point change in assumed health care cost trend rate would have the following effects:

(In thousands)	One percentage point increase	One percentage point decrease
Effect on accumulated postretirement benefit obligation as of December 31, 2007	$148	$(132)
Effect on total of service and interest cost in 2007	$31	$(27)

        In connection with the Plan, we expect to pay health care net premiums aggregating $0.3 million during the years 2008 through 2011 and $0.5 million during the years 2012 through 2017.

        The following table sets forth the amounts of net actuarial loss and prior service cost which have been recognized in other comprehensive income but which have not yet been recognized as components of net periodic benefit cost:

	December 31,
(In thousands)	2007	2006
Net actuarial loss	$63	$308
Prior service cost	476	550

Amount recognized in accumulated other comprehensive income	$539	$858

        Of these amounts, we expect to recognize approximately $74,000 of prior service cost as the components of net periodic benefit cost in 2008.

14. Non-Monetary Transaction

        In January 2008, we and Biogen Idec entered into an exclusive worldwide licensing agreement with Ophthotech Corporation (Ophthotech), a privately held company, for an anti-angiogenesis antibody to treat age-related macular degeneration (AMD). Under the terms of the agreement, we and Biogen Idec have granted Ophthotech worldwide development and commercial rights to all ophthalmic uses of volociximab (M200). In addition, we and Biogen Idec have an obligation to supply both clinical and commercial M200 product to Ophthotech. In connection with this agreement, we received an equity

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

14. Non-Monetary Transaction (Continued)

position in Ophthotech, and we may receive a combination of development and commercial milestone payments and royalties on future product sales.

        We have estimated the fair value of the nonmarketable equity instruments received based predominately upon the price of similar Ophthotech equity instruments that Ophthotech had recently sold to independent parties for cash consideration. Based on this approach, we have estimated the fair value of our equity position to be $1.8 million, which is included in other assets on our Combined Balance Sheet as of September 30, 2008.

        For the purposes of revenue recognition, we are treating the grant of the license and the manufacturing obligation as a single unit of accounting. Because we are currently unable to estimate the time period over which we are obligated to supply the M200 product for clinical and commercial purposes, we have not recognized any revenue under the agreement. We have recorded the fair value of the consideration received as long-term deferred revenue as of September 30, 2008. We do not intend to recognize any revenue related to this agreement until such point that we are able to reasonably estimate the date at which our obligation will end.

15. Commitments and Contingencies

  Commitments

  Operating Leases

        We occupy leased facilities under agreements that have expiration dates between 2008 and 2021. We also have leased certain office equipment under operating leases. Rental expense under these arrangements totaled $8.5 million, $5.0 million, and $3.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Future payments under non-cancelable operating leases as of December 31, 2007, are as follows:

For the year ending December 31,	(In thousands)
2008	$4,368
2009	3,897
2010	3,607
2011	3,466
2012	3,464
Thereafter	63,309

$82,111

  Lease Financing Obligation

        In July 2006, PDL entered into agreements to lease two buildings in Redwood City, California, to serve as our corporate headquarters, and as part of the Separation Agreement, we expect these leases will be assigned to us. The underlying lease term for these facilities is 15 years, and we have options to extend the terms of our leases for up to ten years to December 2031. We took possession of these buildings during the fourth quarter of 2006, constructed leasehold improvements for both buildings, and completed our move into the buildings by the end of 2007. The larger of the two buildings, the

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

15. Commitments and Contingencies (Continued)

Administration Building, will primarily serve as general office space, while the other will serve as our principal laboratory space ("Lab Building"). Future payments related to the Administration Building are included in the disclosure of operating leases above.

        Significant leasehold improvements were performed for the Lab Building, which had never been occupied or improved for occupancy. Due to our involvement in and assumed risk during the construction period, as well as the nature of the leasehold improvements for the Lab Building, we were required under Emerging Issues Task Force No. 97-10, "The Effect of Lessee Involvement in Asset Construction," to reflect the lease of the Lab Building in our financial statements as if we had purchased the building. Therefore, we recorded the fair value of the building and a corresponding long-term financing liability. At December 31, 2007 and 2006, our financing liability related to the Lab Building was approximately $26.9 million and $25.4 million, respectively.

        Future payments for the Lab Building as of December 31, 2007, are as follows:

For the year ending December 31,	(In thousands)
2008	$3,376
2009	3,494
2010	3,616
2011	3,743
2012	3,874
Thereafter	37,208

Total	55,311
Less amount representing interest	(14,956)
Less amount representing ground rental expense	(13,483)

Present value of future payments	$26,872

  Minimum Purchase Commitments

        At September 30, 2008, we estimated minimum purchase commitments related to our contract manufacturing arrangements for our clinical products to be $16.7 million, of which $15.8 million related to our clinical supply agreement with Genmab. See Note 6 for further details about our agreement with Genmab.

  Contingencies

        As permitted under Delaware law, pursuant to the terms of our bylaws, we have agreed to indemnify our officers and directors and, pursuant to the terms of indemnification agreements we expect to enter into, we will agree to indemnify our executive officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving as an officer or director of the Company. While the maximum amount of potential future indemnification is unlimited, we expect to have a director and officer insurance policy in place before the spin-off that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value of these indemnification agreements and bylaw provisions are immaterial, and accordingly, we have not

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

15. Commitments and Contingencies (Continued)

recorded the fair value liability associated with these agreements as of December 31, 2007 or as of September 30, 2008.

        Under the terms of the Separation and Distribution Agreement, we and PDL each will agree to indemnify the other from and after the spin-off with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. These indemnification obligations could be significant. The ability to satisfy these indemnities if called upon to do so will depend upon the future financial strength of each of our companies. We cannot determine whether we will have to indemnify PDL for any substantial obligations after the distribution. We also cannot assure you that, if PDL has to indemnify us for any substantial obligations, PDL will have the ability to satisfy those obligations.

16. Long-Term Liabilities

        Our long-term lease financing liability as of December 31, 2007 and 2006 included $26.2 million and $24.7 million, respectively, for the financing obligation related to our Lab Building in Redwood City, California, as discussed in Note 15. Our other long-term liabilities as of December 31, 2007 and 2006 included $1.6 million related to the non-current portion of our accumulated postretirement benefit obligation recognized as of December 31, 2007 and 2006, as discussed in Note 13, and $3.6 million and $0.9 million, respectively, related to the timing difference between straight-line recognition of rent expenses and actual rent payments.

        Additionally, as of December 31, 2006, our long-tem liabilities included $6.2 million related to a $10.2 million term loan which we obtained in September 1999 to purchase certain of our former Fremont, California facilities. The loan bore interest at the rate of 7.64 percent per year amortized over 15 years with principal and interest payable monthly. During the fourth quarter of 2007, in connection with the sale of these facilities, we paid off the loan in entirety. In connection with the early extinguishment of this debt, we recognized loan defeasance costs of $0.9 million, which is included in other income (expense), net, in the Combined Statement of Operations.

17. Revenues By Geographic Area and Significant Customers

        The following table summarizes revenues from companies who individually accounted for 10 percent or more of our total revenues (as a percentage of total revenues):

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2006	2005	2008	2007
Licensees				(unaudited)
Biogen Idec	65%	35%	37%	55%	56%
Roche	27%	60%	53%	0%	39%
Progenics Pharmaceuticals, Inc.	*	*	*	10%	*
BMS	*	*	*	19%	*

*
Amount is less than 10%

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

17. Revenues By Geographic Area and Significant Customers (Continued)

        Revenues by geographic area are based on the country of domicile of the counterparty to the agreement. The following table summarizes revenues by geographic area:

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2006	2005	2008	2007
(In thousands)				(unaudited)
Europe	$7,479	$31,026	$16,154	$250	$7,479
United States	19,213	20,391	13,703	11,363	11,056

Total revenues	$26,692	$51,417	$29,857	$11,613	$18,535

18. Income Taxes

        The operations of Facet Biotech were historically included in PDL's consolidated U.S. federal and state income tax returns and in returns of certain PDL foreign subsidiaries. The provision for income taxes for Facet Biotech has been determined as if Facet Biotech had filed tax returns separate and apart from PDL. Income tax expense in 2007, 2006 and 2005 and during the nine months ended September 30, 2008 and 2007 related to foreign taxes on income earned by our foreign operations.

        The provision for income taxes for Facet Biotech consisted of the following:

	Years Ended December 31,
(In thousands)	2007	2006	2005
Federal	$—	$—	$—
State	—	—	—
Foreign	123	81	47

Total provision	$123	$81	$47

        A reconciliation of the income tax provision computed using the U.S. statutory federal income tax rate to the income tax provision included in the statement of operations for Facet Biotech is as follows:

	Years Ended December 31,
(In thousands)	2007	2006	2005
Tax at U.S. statutory rate on loss before income taxes	$(79,511)	$(65,313)	$(58,161)
Unutilized net operating losses	79,511	65,313	58,161
Foreign taxes	123	81	47

Total	$123	$81	$47

        Federal and state net operating loss, research and other credit carry forwards for the Biotechnology Business have been determined as if Facet Biotech had filed tax returns separate and apart from PDL. However, none of PDL's net operating loss and credit carry forwards will be transferred to Facet Biotech upon the spin-off as Facet Biotech will be a new company with no net operating loss or credit carry forwards.

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

18. Income Taxes (Continued)

        If Facet Biotech had operated as a separate entity, it would have had federal and state net operating loss carry forwards of $1,362 million and $746 million, respectively, and federal and California state research and other tax credit carry forwards of $36.9 million and $25.3 million, respectively, as of December 31, 2007.

        Deferred income tax assets and liabilities are determined based on the differences between financial reporting and income tax bases of assets and liabilities, as well as net operating loss and credit carry forwards, and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The differences between financial reporting and income tax bases of assets and liabilities for Facet Biotech have been determined as if Facet Biotech had filed tax returns separate and apart from PDL. Facet Biotech's tax basis in the assets and liabilities allocated to the Biotechnology Business are equal to PDL's tax basis in the assets at the time of their contribution. The significant components of the net deferred tax assets and liabilities for the Biotechnology Business are as follows:

	December 31,
(In thousands)	2007	2006
Deferred tax assets:
Net operating loss carryforwards	$406,198	$311,822
Research and other tax credits	37,096	30,864
Intangible assets	20,651	22,282
Deferred revenue	12,217	17,590
Stock-based compensation	9,861	6,641
Reserves and accruals	6,141	2,067
Capitalized research and development costs	3,211	4,121
Other	599	6,029

Total deferred tax assets	495,974	401,416
Valuation allowance	(495,974)	(401,416)

Total deferred tax assets	$—	$—

        These deferred tax assets are hypothetical amounts that would have existed if Facet Biotech had operated as a separate company. The actual deferred tax assets will not equal these amounts.

        Due to our lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $94.6 million and $77.0 million for the years ended December 31, 2007 and 2006, respectively. In addition, the deferred tax asset balances for Facet Biotech at December 31, 2007 and December 31, 2006 did not include excess tax benefits from stock options expenses as a result of PDL's adoption of SFAS No. 123 (R).

        In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which was effective for fiscal years beginning after December 15, 2006. On January 1, 2007, PDL adopted the provisions of FIN 48, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in income tax returns. Unrecognized tax benefits represent tax positions for

Facet Biotech Corporation
(Biotechnology Business of PDL BioPharma, Inc.)

Notes to Combined Financial Statements (Continued)

18. Income Taxes (Continued)

which reserves have been established. A reconciliation of our unrecognized tax benefits, excluding accrued interest, for 2007 is as follows:

(In thousands)
Balance at January 1, 2007	$8,438
Increases related to current year tax positions	10,545

Balance at December 31, 2007	$18,983

        The future impact of the unrecognized tax benefit of $19.0 million, if recognized, would result in adjustments to deferred tax assets and corresponding adjustments to the valuation allowance.

        We had no estimated interest and penalties related to the underpayment of income taxes as of December 31, 2007 and September 30, 2008.

        In general, PDL's income tax returns are subject to examination by U.S. federal, state and various local tax authorities for tax years 1993 forward. We do not anticipate any additional unrecognized benefits in the next 12 months that would result in a material change to our financial position.

QuickLinks

  Exhibit 99.1
Table of Contents
Explanatory Note
Summary
Summary Historical Combined Financial Information
Risk Factors
Forward-Looking Statements
The Spin-Off
Dividend Policy
Capitalization
Our Business
Historical Selected Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Relationship with PDL after the Spin-Off
Unaudited Pro Forma Condensed Combined Financial Statements
(Biotechnology Business of PDL BioPharma) Unaudited Pro Form Condensed Combined Balance Sheet (In thousands)
Management
Board of Directors
Compensation Discussion and Analysis
Security Ownership of Certain Beneficial Owners and Management
Related Person Transactions
Description of Capital Stock
No Dissenters' Rights
Indemnification of Officers and Directors
Distribution of Information Statement
Where to Obtain More Information
Index to Combined Financial Statements
Report of Independent Registered Public Accounting Firm
Facet Biotech Corporation (Biotechnology Business of PDL BioPharma, Inc.) Combined Balance Sheets (In thousands)
Facet Biotech Corporation (Biotechnology Business of PDL BioPharma, Inc.) Combined Statements of Operations (In thousands)
Facet Biotech Corporation (Biotechnology Business of PDL BioPharma, Inc.) Combined Statements of Cash Flows (In thousands)
Facet Biotech Corporation (Biotechnology Business of PDL BioPharma, Inc.) Combined Statements of Changes in Parent Company Equity (In thousands)
Facet Biotech Corporation (Biotechnology Business of PDL BioPharma, Inc.) Notes to Combined Financial Statements